Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF AMALGAMATION

among

LEVEL 3 COMMUNICATIONS, INC.,

APOLLO AMALGAMATION SUB, LTD.

and

GLOBAL CROSSING LIMITED

Dated as of April 10, 2011

i

Exhibit A	Amalgamation Agreement
Exhibit B	Form of Parent Charter Amendment
Exhibit C-1	Form of Parent Tax Representation Letter
Exhibit C-2	Form of Company Tax Representation Letter

AGREEMENT AND PLAN OF AMALGAMATION

AGREEMENT AND PLAN OF AMALGAMATION, dated as of April 10, 2011 (this “Agreement”), among LEVEL 3 COMMUNICATIONS, INC, a Delaware corporation (“Parent”), APOLLO AMALGAMATION SUB, LTD., a Bermuda exempted limited liability company and a direct Wholly Owned Subsidiary of Parent (“Amalgamation Sub”), and GLOBAL CROSSING LIMITED, a Bermuda exempted limited liability company (the “Company”).

W I T N E S S E T H:

WHEREAS, it is proposed that Amalgamation Sub and the Company will amalgamate under the laws of Bermuda (the “Amalgamation”) and continue as a Bermuda exempted limited liability company, upon the terms and subject to the conditions of this Agreement and the amalgamation agreement attached hereto as Exhibit A (the “Amalgamation Agreement”) and in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”);

WHEREAS, the respective Boards of Directors of Parent, Amalgamation Sub and the Company have each adopted this Agreement and the Amalgamation Agreement, authorized and approved the Amalgamation, upon the terms and subject to the conditions set forth in this Agreement and the Amalgamation Agreement, pursuant to which each common share, par value $0.01 per share, of the Company (“Company Common Share”) and each share of Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time, other than shares owned or held by Parent or the Company or their respective Subsidiaries and other than Dissenting Shares, will be exchanged into shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”), and deem it fair to, advisable to and in the best interests of their respective company to enter into this Agreement and to consummate the Amalgamation and the other transactions contemplated hereby;

WHEREAS, as a condition to Parent entering into this Agreement and the Amalgamation Agreement and incurring the obligations set forth herein and therein, concurrently with the execution and delivery of this Agreement, Parent is entering into a Voting Agreement with a certain shareholder (the “Shareholder”) of the Company (the “Voting Agreement”) pursuant to which, among other things, the Shareholder has agreed, subject to the terms thereof, to vote all Company Common Shares and shares of Convertible Preferred Stock it owns in accordance with the terms of the Voting Agreement;

WHEREAS, for U.S. federal income tax purposes, Parent, Amalgamation Sub and the Company intend that the Amalgamation shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder (“Treasury Regulations”), and, by approving resolutions authorizing this Agreement and the Amalgamation Agreement, to adopt this Agreement and the Amalgamation Agreement as a “plan of reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations; and

WHEREAS, Parent, Amalgamation Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

THE AMALGAMATION

Section 1.1.                                The Amalgamation; Company Name.  Upon the terms and subject to the conditions set forth in this Agreement and the Amalgamation Agreement, at the Effective Time, Amalgamation Sub and the Company shall amalgamate pursuant to the Companies Act, and Amalgamation Sub and the Company shall continue as a Bermuda exempted limited liability company (the “Amalgamated Company”) as a result of the Amalgamation.  The name of the Amalgamated Company shall be “Level 3 GC Limited”.

Section 1.2.                                Closing.  Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1, the closing of the Amalgamation (the “Closing”) will take place on the date that is the later of (i) the third Business Day after the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing) set forth in Article VIII and (ii) the final day of the Marketing Period or such earlier date as may be specified by Parent on no less than three Business Days’ prior written notice to the Company, unless another time or date is agreed to in writing by the parties hereto (the date of the Closing, the “Closing Date”).  The Closing shall be held at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, unless another place is agreed to in writing by the parties hereto.

Section 1.3.                                Effective Time.  Subject to the provisions of this Agreement and the Amalgamation Agreement, as soon as practicable following the Closing and on the Closing Date, the parties shall cause the Amalgamation to be registered by filing the Memorandum of Association and all other documents required by the Companies Act (the “Amalgamation Application”) with the Registrar of Companies of Bermuda (the “Registrar”) in accordance with Section 108 of the Companies Act as evidenced by the certificate of amalgamation.  The Amalgamation shall become effective on the date shown on the certificate of amalgamation, which shall be the Closing Date.  The effective time of the Amalgamation will be the time shown on the certificate of amalgamation (the “Effective Time”).

Section 1.4.                                Effects of the Amalgamation.  At the Effective Time, the effect of the Amalgamation shall be as provided for in Section 109 of the Companies Act.  Under Section 109 of the Companies Act, from and after the Effective Time: (i) the Amalgamation of the Company and Amalgamation Sub and their continuance as one company shall become effective; (ii) the property of each of the Company and Amalgamation Sub shall become the property of the Amalgamated Company; (iii) the Amalgamated Company shall continue to be liable for the obligations and liabilities of each of the Company and Amalgamation Sub; (iv) any existing cause of action, claim or liability to prosecution shall be unaffected; (v) a civil, criminal or administrative action or proceeding pending by or against the Company or Amalgamation Sub may be continued to be prosecuted by or against the Amalgamated Company; and (vi) a conviction against, or ruling, order or judgment in favor of or against, the Company or Amalgamation Sub may be enforced by or against the Amalgamated Company.

Section 1.5.                                Memorandum of Association.  The memorandum of association of the Amalgamated Company shall be as set forth in the Amalgamation Agreement (the “Memorandum of Association”).

Section 1.6.                                Bye-laws.  The bye-laws of the Amalgamated Company shall be as set forth in the Amalgamation Agreement (the “Bye-laws”).

Section 1.7.                                Directors; Officers.  From and after the Effective Time, the directors of the Amalgamated Company shall be the directors as set forth in the Amalgamation Agreement and the officers of the Company immediately prior to the Effective Time shall be the officers of the Amalgamated Company, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with applicable law and the Bye-laws.

Section 1.8.                                Effect on Share Capital.  Pursuant to the terms of this Agreement and the Amalgamation Agreement, at the Effective Time, by virtue of the Amalgamation and without any action on the part of the holder thereof:

(a)                                  Each Company Common Share issued and outstanding immediately prior to the Effective Time other than any Dissenting Shares or shares owned by Parent or the Company or their respective Subsidiaries, shall be exchanged for sixteen (16) (the “Exchange Ratio”) fully paid and nonassessable shares of Parent Common Stock, subject to Section 2.5 with respect to fractional shares, including the associated rights under the Rights Agreement (the “Amalgamation Consideration”).

(b)                                 Each share of Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time other than any Dissenting Shares or shares owned by Parent or the Company or their respective Subsidiaries, shall be exchanged for fully paid and nonassessable shares of Parent Common Stock at the Exchange Ratio, subject to Section 2.5 with respect to fractional shares, including the associated rights under the Rights Agreement, plus an amount equal to the aggregate accrued and unpaid dividends payable thereon as set forth on Schedule 1.8(b).

(c)                                  All Company Common Shares and shares of Convertible Preferred Stock (other than shares referred to in Section 1.8(f)) shall cease to be issued and outstanding and shall be canceled and shall cease to exist, and each holder of a valid certificate or certificates which immediately prior to the Effective Time represented any such Company Common Share or share of Convertible Preferred Stock (“Certificates”) or holder of Company Common Shares or shares of Convertible Preferred Stock evidenced by way of entry in the register of shareholders of the Company immediately prior to the Effective Time (“Uncertificated Company Stock”) shall thereafter cease to have any rights with respect to such Company Common Shares or shares of Convertible Preferred Stock, except the right to receive the Amalgamation Consideration in accordance with Article II and any dividends or other distributions to which holders of Certificates or Uncertificated Company Stock become entitled pursuant to Section 2.3.

(d)                                 Each share of common stock, par value $1.00 per share, of Amalgamation Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $1.00 of the Amalgamated Company.

(e)                                  Each Company Common Share and each share of Convertible Preferred Stock owned directly by Parent, its Subsidiaries or the Company at the Effective Time shall, by virtue of the Amalgamation, cease to be outstanding and shall be canceled and retired and no stock of Parent or other consideration shall be delivered in exchange therefor.  Any Company Common Shares and shares of Convertible Preferred Stock held by a Wholly Owned Subsidiary of the Company shall be cancelled and exchanged for such number of shares of the Amalgamated Company that bears the same ratio to the aggregate number of issued and outstanding shares of the Amalgamated Company as the number of Company Common Shares and shares of Convertible Preferred Stock (on an as converted basis) held by such Company Subsidiary bore to the aggregate number of issued and outstanding Company Common Shares immediately prior to the Effective Time.

(f)                                    Notwithstanding anything in this Agreement to the contrary, Company Common Shares or shares of Convertible Preferred Stock held by a dissenting shareholder (“Dissenting Shares”) for the purposes of Section 106 of the Companies Act (a “Dissenting Shareholder”) shall not be exchanged for the Amalgamation Consideration, but, instead, shall be cancelled and converted into a right to receive payment of fair value pursuant to and subject to Section 106 of the Companies Act; provided that if a Dissenting Shareholder fails to perfect, effectively withdraws or otherwise waives or loses such right, such Dissenting Shareholder’s right to receive payment of fair value shall be exchanged as of the Effective Time into a right to receive the Amalgamation Consideration as provided in Section 1.8(a).  The Company shall give Parent: (i) prompt notice of the existence of any Dissenting Shareholder, including any application to the Supreme Court of Bermuda pursuant to Section 106 of the Companies Act, attempted withdrawals or withdrawals of applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and any other instruments served pursuant to the Companies Act and received by the Company relating to any Dissenting Shareholder’s rights to be paid the fair value of such Dissenting Shareholder’s Dissenting Shares, as provided in Section 106 of the Companies Act; and (ii) the opportunity and right to participate in any and all substantive negotiations and proceedings with respect to demands for appraisal under the Companies Act.  Except as required by the Companies Act or other applicable law, the Company shall not (i) make any payments with respect to any demand by the holder(s) of Dissenting Shares for appraisal of their Dissenting Shares, (ii) offer to settle or settle any such demands, or (iii) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Companies Act.

(g)                                 If prior to the Effective Time, Parent or the Company, as the case may be, should split, subdivide, consolidate, combine or otherwise reclassify the Parent Common Stock, Company Common Shares or shares of Convertible Preferred Stock, or pay a stock dividend or other stock distribution in Parent Common Stock, Company Common Shares or shares of Convertible Preferred Stock, as applicable, or otherwise change the Parent Common Stock, Company Common Shares or shares of Convertible Preferred Stock into any other securities, or make any other such stock dividend or distribution in capital stock of Parent or the Company in respect of the Parent Common Stock, Company Common Shares or shares of Convertible Preferred Stock, respectively, then any number or amount contained herein which is based upon the price of Company Common Shares, shares of Convertible Preferred Stock or Parent Common Stock or the number of Company Common Shares, shares of Convertible Preferred Stock or Parent Common Stock, as the case may be, will be appropriately adjusted to reflect such split, combination, dividend or other distribution or change.

Section 1.9.                                Treatment of Options and Restricted Stock Units.

(a)                                  Company Options.  Each option to purchase Company Common Shares issued by the Company (each, a “Company Option” and collectively, the “Company Options”) outstanding and unexercised immediately prior to the Effective Time under any Company Benefit Plan or otherwise, whether or not then exercisable and whether or not vested, shall be automatically exchanged, by virtue of the Amalgamation and without any action on the part of the holder thereof, for an option to purchase shares of Parent Common Stock (each such option, a “Rollover Option”).  Each Rollover Option will be subject to, and shall vest and remain exercisable in accordance with, the same terms and conditions as the Company Option that it replaces, except that the exercise price shall be divided by the Exchange Ratio and the number of shares of Parent Common Stock issuable upon exercise shall be equal to the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio; provided, that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share and the exercise price of each Rollover Option shall be rounded up to the nearest whole cent.

(b)                                 Restricted Stock Unit.  Each restricted stock unit and performance-based restricted stock unit covering Company Common Shares (each a “Company RSU”) outstanding immediately prior to the Effective Time under any Company Benefit Plan or otherwise, whether or not then vested, shall vest as of immediately prior to the Effective Time, except that the performance-based Company RSUs shall vest only to the extent provided in the applicable award agreements, and such vested Company RSUs shall settle in accordance with the terms of the applicable award agreements; provided that upon settlement, by virtue of the Amalgamation and without any action on the part of the holders thereof, each holder of a Company RSU shall receive, in lieu of Company Common Shares, a number of shares of Parent Common Stock equal to the number of Company Common Shares otherwise issuable upon settlement of such Company RSUs multiplied by the Exchange Ratio; provided further, that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest whole share. For the avoidance of doubt, any performance-based Company RSUs that do not vest immediately prior to the Effective Time shall be canceled as of immediately prior to the Effective Time for no consideration as provided in the applicable award agreements.

(c)                                  Company Actions.  Prior to the Effective Time, the Company will adopt such resolutions and take such other actions as are necessary in order to effectuate the actions contemplated by this Section 1.9, without paying any consideration or incurring any debts or obligations on behalf of Parent, the Company or the Amalgamated Company, provided, that such resolutions and actions shall expressly be conditioned upon the consummation of the Amalgamation and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated.

(d)                                 Form S-8.  Not later than the date on which the Effective Time occurs, Parent shall file or cause to be filed all registration statements on Form S-8 or other appropriate form as may be necessary in connection with the purchase and sale of Parent Common Stock contemplated by the Rollover Options subsequent to the Effective Time.

Section 1.10.                         Reorganization.  This Agreement is intended to constitute a “plan of reorganization” with respect to the Amalgamation for U.S. federal income tax purposes pursuant to which, for such purposes, the Amalgamation is to be treated as a “reorganization” under Section 368(a) of the Code (to which each of Parent, Amalgamation Sub and the Company are to be parties under Section 368(b) of the Code).

ARTICLE II.

EXCHANGE OF CERTIFICATES

Section 2.1.                                Exchange Fund.  At or prior to the Effective Time, Parent shall deposit with Wells Fargo Bank, N.A. or such other bank or trust company as Parent shall determine and who shall be reasonably satisfactory to the Company (the “Exchange Agent”), in trust for the benefit of holders of Company Common Shares or shares of Convertible Preferred Stock, for exchange in accordance with Section 1.8, book-entry shares representing the Parent Common Stock to be exchanged for outstanding Company Common Shares and shares of Convertible Preferred Stock.  Parent agrees to make available to the Exchange Agent from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.3.  Any shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

Section 2.2.                                Exchange Procedures.

(a)                                  As promptly as practicable after the Effective Time, the Exchange Agent will send to each holder of a Certificate or holder of shares of Uncertificated Company Stock other than Dissenting Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Uncertificated Company Stock in exchange for the Amalgamation Consideration.  As soon as reasonably practicable after the Effective Time, upon surrender of title to Company Common Shares and shares of Convertible Preferred Stock previously held by a shareholder in accordance with this Section 2.2, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, each holder of a Certificate or Uncertificated Company Stock shall be entitled to receive in exchange therefor the number of full shares of Parent Common Stock (which shall be in uncertificated book-entry form) into which the aggregate number of Company Common Shares or shares of Convertible Preferred Stock previously represented by such Certificate shall have been exchanged pursuant to this Agreement, and cash in respect of any dividends or other distributions to which holders are entitled pursuant to Section 2.3, if any.  The Exchange Agent shall accept such Certificates or Uncertificated Company Stock upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(b)                                 No interest will be paid or will accrue on any cash payable pursuant to Section 2.3.

(c)                                  In the event of a transfer of ownership of a Certificate representing Company Common Shares or shares of Convertible Preferred Stock which is not registered in the transfer records of the Company, one or more shares of Parent Common Stock evidencing, in the aggregate, the proper number of shares of Parent Common Stock and a check in the proper amount of cash with respect to any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such Company Common Shares or shares of Convertible Preferred Stock to such a transferee only if the Certificate representing such Company Common Shares or shares of Convertible Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

Section 2.3.                                Distributions with Respect to Unexchanged Shares.  All shares of Parent Common Stock to be issued pursuant to this Agreement shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement; provided that no dividends or other distributions declared or made in respect of the Parent Common Stock shall be paid to the holder of any unexchanged Certificate until the holder of such Certificate shall exchange such Certificate in accordance with this Article II.  Subject to the effect of applicable laws, following exchange of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such exchange, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such exchange and a payment date subsequent to such exchange payable with respect to such shares of Parent Common Stock which such shareholder is entitled to receive hereunder.

Section 2.4.                                No Further Ownership Rights in Company Common Shares or Convertible Preferred Stock.  All shares of Parent Common Stock issued upon conversion of Company Common Shares or shares of Convertible Preferred Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 2.3) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the Company Common Shares and shares of Convertible Preferred Stock, respectively.

Section 2.5.                                No Fractional Shares of Parent Common Stock.  No book-entry shares representing less than one share of Parent Common Stock shall be issued upon the exchange of Certificates representing Company Common Shares or shares of Convertible Preferred Stock pursuant to Section 1.8 hereof.  Any fractional shares that would otherwise be issuable pursuant to Section 1.8 hereof shall be rounded up to the nearest whole number.

Section 2.6.                                Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Shares or shares of Convertible Preferred Stock for twelve (12) months after the Effective Time shall be delivered to the Amalgamated Company or otherwise on the instruction of the Amalgamated Company, and any holders of Company Common Shares or shares of Convertible Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to the Amalgamated Company and Parent (subject to abandoned property, escheat or other similar laws) for the Amalgamation Consideration to which such holders are entitled pursuant to Section 1.8 and any dividends or distributions with respect to shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.3.  Any such portion of the Exchange Fund remaining unclaimed by holders of Company Common Shares or shares of Convertible Preferred Stock five (5) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by law, become the property of the Amalgamated Company free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.7.                                No Liability.  None of Parent, Amalgamation Sub, the Company, the Amalgamated Company or the Exchange Agent shall be liable to any Person in respect of any Amalgamation Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 2.8.                                Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Amalgamated Company, the posting by such Person of a bond in such reasonable amount as the Amalgamated Company may direct as indemnity against any claim that may be made against it with respect to such Certificate or other documentation (including an indemnity in customary form) reasonably requested by Parent, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Amalgamation Consideration with respect to the Company Common Shares or shares of Convertible Preferred Stock formerly represented thereby, and any unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, pursuant to this Agreement.

Section 2.9.                                Withholding Rights.  Each of the Amalgamated Company, Parent and Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares, shares of

Convertible Preferred Stock, Company Options, or Company RSUs, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of U.S. state or local or non-U.S. tax law.  To the extent that amounts are so withheld by the Amalgamated Company, Parent or the Exchange Agent, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Shares or shares of Convertible Preferred Stock in respect of which such deduction and withholding was made by the Amalgamated Company, Parent or the Exchange Agent, as the case may be.  Parent has no current intention to withhold, or to cause the Amalgamated Company or the Exchange Agent to withhold, any amounts pursuant to this Section 2.9 and shall promptly, but in any event at least ten (10) Business Days prior to the Amalgamation, notify the Company in the event that Parent determines that it, the Amalgamated Company or the Exchange Agent is required to make any such withholdings.

Section 2.10.                         Further Assurances.  At and after the Effective Time, the officers and directors of the Amalgamated Company will be authorized to execute and deliver any deeds, bills of sale, assignments or assurances and to take and do any other actions and things in each case to vest, perfect or confirm of record or otherwise in the Amalgamated Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Amalgamated Company as a result of, or in connection with, the Amalgamation.

Section 2.11.                         Stock Transfer Books.  At the close of business, New York time, on the day the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Shares or shares of Convertible Preferred Stock thereafter on the records of the Company.  From and after the Effective Time, the holders of Certificates or Uncertificated Company Stock shall cease to have any rights with respect to such Company Common Shares or shares of Convertible Preferred Stock, except as otherwise provided herein or by law.  On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be exchanged for the Amalgamation Consideration with respect to the Company Common Shares or shares of Convertible Preferred Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise expressly disclosed in the Company SEC Reports filed or furnished prior to the date hereof (other than (i) any information that is contained solely in the “Risk Factors” section of such Company SEC Reports and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Company SEC Reports) or as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Amalgamation Sub as follows:

Section 3.1.                                Corporate Organization.  Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its business as now conducted, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Company Material Adverse Effect.  Copies of the Company Organizational Documents and the organizational documents of each material Subsidiary of the Company, with all amendments thereto to the date hereof, have been made available to Parent or its representatives, and such copies are accurate and complete as of the date hereof.

Section 3.2.                                Qualification to Do Business.  Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.3.                                No Conflict or Violation.  The execution, delivery and, subject to the receipt of the Required Company Vote, performance by the Company of this Agreement and the Amalgamation Agreement do not and will not (i) violate or conflict with any provision of any Company Organizational Document or any of the organizational documents of the Subsidiaries of the Company, (ii) subject to the receipt of any consents set forth in Section 3.4, violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) subject to the receipt of any consents set forth on Schedule 3.4, result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either of the Company or any of its Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Company Licenses and Permits or (iv) except as set forth on Schedule 3.3, violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject except in each case with respect to clauses (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Company Material Adverse Effect.  The Debt Tender Offer would not violate or conflict with any material contract of the Company or its Subsidiaries or of the GCUK Issuers or their Subsidiaries.

Section 3.4.                                Consents and Approvals.  No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement or the Amalgamation Agreement by the Company or the performance by the Company or its Subsidiaries of their obligations hereunder or thereunder, except for:  (i) the filing of the Memorandum of Association and the Amalgamation Application with the Registrar and appropriate documents with the relevant authorities of the other jurisdictions in which Parent, the Company or any Subsidiary is qualified to do business; (ii) the filing of a

Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”) and other filings under applicable antitrust, competition or similar laws of other jurisdictions; (iii) the filing of applications jointly by the parties with the FCC, U.S. state public utility commissions and relevant telecommunications regulatory authorities in other jurisdictions for approval of the transfer of control of the Company, and receipt of such approvals; (iv) a joint filing with and clearance by the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to the Section 721 of the Defense Production Act of 1950, as amended (the “Defense Production Act”); (v) applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) and of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); (vi) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 3.4; and (vii) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations, which if not obtained or made would not have, a Company Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Amalgamation Agreement.

Section 3.5.                                Authorization and Validity of Agreement.  The Company has the requisite corporate power and authority to execute, deliver and, subject to receipt of the Required Company Vote, perform its obligations under this Agreement and the Amalgamation Agreement and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Amalgamation Agreement by the Company and the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of the Company and all other necessary corporate action on the part of the Company, other than the Required Company Vote, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby.  This Agreement has been, and the Amalgamation Agreement will be, duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent and Amalgamation Sub, shall constitute a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 3.6.                                Capitalization and Related Matters.

(a)                                  As of the date hereof, the authorized capital stock of the Company consists of 110,000,000 Company Common Shares and 45,000,000 shares of Convertible Preferred Stock.  As of April 7, 2011:

(i)                                     61,064,896 Company Common Shares and 18,000,000 shares of Convertible Preferred Stock are issued and outstanding;

(ii)                                  8,539,957 Company Common Shares (the “Company Share Reserve”) are reserved for issuance and issuable upon or otherwise deliverable under the 2003 Global Crossing Limited Stock Incentive Plan.  The Global Crossing Share Reserve represents 870,096 Company Common Shares issuable upon the exercise of outstanding Company Options, 7,045,853 Company Common Shares issuable upon the settlement of outstanding Company RSUs assuming maximum payout and 624,008 Company Common Shares remaining available for issuance or delivery under the 2003 Global Crossing Limited Stock Incentive Plan after the exercise of all such Company Options and settlement of all such Company RSUs assuming maximum payout.  Schedule 3.6(a)(ii) sets forth the exercise prices for the Company Options and the vesting schedule for each outstanding Company Option and Company RSU; and

(iii)                               18,000,000 Company Common Shares are reserved for issuance and issuable upon conversion of the Company’s 2% Cumulative Preferred Shares, par value $0.10 per share, (the “Convertible Preferred Stock”).

(b)                                 The issued and outstanding Company Common Shares and shares of Convertible Preferred Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable U.S. federal and state securities laws and any non-U.S. securities laws.  With respect to the Company Options, (i) the per share exercise price of each Company Option was not less than the fair market value of a Company Common Share on the applicable date of grant, as determined in accordance with the terms of the applicable Company Benefit Plan and, to the extent applicable, sections 409A and 422 of the Code, (ii) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements and no change is expected in respect of any prior financial statement relating to expenses for stock compensation and (iii) to the Knowledge of the Company, there is no pending audit, investigation or inquiry by any governmental agency or by the Company with respect to the Company’s stock option granting practices or other equity compensation practices.  Except as set forth above in Section 3.6(a), no shares of capital stock of the Company are issued and outstanding and the Company does not have outstanding any securities convertible into or exchangeable for any shares of capital stock, including Company Options, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock, or any stock or securities convertible into or exchangeable for any capital stock; and, except as set forth on Schedule 3.6(b), the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock.  Except as set forth above in Section 3.6(a), the Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.  Except as set forth above in Section 3.6(a), there are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries), that are convertible into or exercisable for a Company Common Share on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of Company Common Shares.  All Company Options and Company RSUs are evidenced by award agreements in the forms previously made available to Parent.

(c)                                  The Company has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Common Shares, the Convertible Preferred Stock, the Amalgamation or the other transactions contemplated by this Agreement and the Amalgamation Agreement.

(d)                                 All of the outstanding shares of capital stock, or membership interests or other ownership interests of, each Subsidiary of the Company, as applicable, are validly issued, fully paid and nonassessable and, except as set forth on Schedule 3.6(d), are owned of record and beneficially by the Company, directly or indirectly.  The Company has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Permitted Liens.  Such outstanding shares of capital stock of, or membership interests or other ownership interests in, the Subsidiaries of the Company, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of the Company do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither the Company or any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.

Section 3.7.                                Subsidiaries and Equity Investments.  Except as set forth on Schedule 3.7, the Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than investments that constitute cash or cash equivalents.  The Company and its Subsidiaries do not directly or indirectly own, or hold any rights to acquire, in any material amounts, any cash equivalents consisting of auction-rate securities.  No Subsidiary of the Company owns any shares of capital stock of the Company.  There are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by the Company or any of its Subsidiaries) that are convertible into or exercisable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company.

Section 3.8.                                Company SEC Reports.

(a)                                  The Company and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by the Company or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2009 (as such documents have since the time of their filing been amended or supplemented, the “Company SEC Reports”).  As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Company SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                                 The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

Section 3.9.                                Absence of Certain Changes or Events.

(a)                                  Since December 31, 2010 through the date hereof, there has not been:

(i)                                     any Company Material Adverse Effect;

(ii)                                  any material loss, damage, destruction or other casualty to the assets or properties of either of the Company or any of its Subsidiaries (other than any for which insurance awards have been received or guaranteed);

(iii)                               except as set forth on Schedule 3.9(a), any change in any method of accounting or accounting practice of either of the Company or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP; or

(iv)                              any loss of the employment, services or benefits of the chief executive officer of the Company and members of the Company’s senior management who report directly to such chief executive officer.

(b)                                 Except as set forth on Schedule 3.9(b), since December 31, 2010 through the date hereof, each of the Company and each of its Subsidiaries has operated in the ordinary course of business and consistent with past practice and has not:

(i)                                     lent money to any Person (other than to the Company or any of its Wholly Owned Subsidiaries) or incurred or guaranteed any Indebtedness for borrowed money in excess of $1,000,000 in the aggregate or entered into any capital lease obligation, other than among the Company or any of its Wholly Owned Subsidiaries;

(ii)                                  failed to discharge or satisfy any material Lien or pay or satisfy any obligation or liability or accounts payable (whether absolute, accrued, contingent or otherwise) in excess of $2,000,000, other than Permitted Liens and obligations and liabilities being contested in good faith and for which adequate reserves have been provided in accordance with GAAP;

(iii)                               mortgaged, pledged or subjected to any Lien (other than Permitted Liens) any of its assets, properties or rights;

(iv)                              sold or transferred any of its material assets or cancelled any material debts or claims or waived any material rights in excess of $2,000,000;

(v)                                 either (A) granted an increase in the compensation or benefits of any current or former director or executive officer of the Company or its Subsidiaries or (B) other than increases in accordance with past practice not exceeding 5% of the Key Employee’s annual base compensation then in effect, granted a material increase in the compensation or benefits of any employee of the Company or its Subsidiaries in the band of Level 7 or above who is not an executive officer (collectively, all employees in the band of Level 7 or above, including executive officers, “Key Employees”);

(vi)                              entered into, adopted, amended or otherwise increased the benefits under any (A) employment, change of control, retention or severance agreement or arrangement with respect to any Key Employee or (B) Company Benefit Plan other than, in each case, in accordance with past practice;

(vii)                           in the case of the Company and any Subsidiary that is not a Wholly Owned Subsidiary, declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so;

(viii)                        entered into any agreement or made any commitment to do any of the foregoing; or

(ix)                                been notified in writing of any change, cancellation or modification to any Customer Contract or Vendor Contract that would materially and adversely affect the Company’s relationship with the applicable Customer or Vendor.

Section 3.10.                         Tax Matters.  Except as set forth on Schedule 3.10 or as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a)                                  (i) the Company and each of its Subsidiaries have filed when due all Tax Returns required by applicable law to be filed with respect to the Company and each of its Subsidiaries; (ii) all such Tax Returns were true, correct and complete in all respects as of the time of such filing; (iii) all Taxes owed by the Company and each of its Subsidiaries, if required to have been paid, have been paid (except for Taxes which are being contested in good faith); and (iv) as of the date of the latest financial statements of the Company, any liability of the Company or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of the Company in accordance with GAAP;

(b)                                 there is no action, suit, proceeding, investigation or audit now pending with respect to the Company or any of its Subsidiaries in respect of any Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(c)                                  since January 1, 2005, no claim has been made in writing by any taxing authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;

(d)                                 (i) there is no outstanding request for any extension of time for the Company or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of the Company or any of its Subsidiaries that is currently in force; and (iii) neither the Company nor any of its Subsidiaries is a party to or bound by any agreement (other than any customary commercial contract not primarily related to Taxes) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(e)                                  neither the Company nor any of its Subsidiaries that is domiciled or incorporated in Bermuda has received any written notice from the IRS or from the United Kingdom Inland Revenue to the effect that the Company or any such Subsidiary is or may be subject to U.S. federal income tax or U.K. income tax as a result of being engaged in a trade or business in the United States or in the United Kingdom, as applicable, and, to the best Knowledge and belief of the Company, neither the Company nor any of its Subsidiaries that is domiciled or incorporated in Bermuda has a permanent establishment in the United States or the United Kingdom;

(f)                                    the Company and each of its Subsidiaries have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;

(g)                                 within the last two years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;

(h)                                 there is no Lien, other than a Permitted Lien, on any of the assets or properties of the Company and its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax;

(i)                                     neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of the Company and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law), as a transferee or successor, by contract, or otherwise;

(j)                                     the Company and its Subsidiaries have not entered into, or permitted to be entered into, any closing or other agreement or settlement with respect to Taxes affecting or relating to the Company and its Subsidiaries; and

(k)                                  neither the Company nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Amalgamation from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

The representations and warranties set forth in this Section 3.10, Section 3.18 and Section 3.22(e) are the sole representations and warranties of the Company as to Tax matters.

Section 3.11.                         Absence of Undisclosed Liabilities.

(a)                                          Except as set forth on Schedule 3.11(a), there are no liabilities or obligations of the Company or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (A) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of the Company as of December 31, 2010 included in the Company SEC Reports filed prior to the date hereof or referred to in the notes thereto, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2010, (C) liabilities or obligations that would not, individually or in the aggregate, have a Company Material Adverse Effect, (D) liabilities or obligations incurred pursuant to contracts entered into after the date hereof not in violation of this Agreement, or (E) liabilities or obligations incurred as contemplated or permitted by, or pursuant to, this Agreement or incurred with the consent of Parent.

(b)                                         Except as shown on Schedule 3.11(b), neither of the Company or any of its Subsidiaries is directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obliged in any other way to provide funds in respect of, or to guarantee or assume, any material debt, obligation or dividend of any Person (other than Wholly Owned Subsidiaries of the Company), except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.

Section 3.12.                         Company Property.

(a)                                          Schedule 3.12(a) contains a true and complete list of all material real property (other than repeater or amplifier sites) owned by the Company and its Subsidiaries (the “Company Owned Real Property”) as of the date hereof.  The Company and its Subsidiaries have good and valid title to all of the Company Owned Real Property free and clear of Liens other than Permitted Liens.

(b)                                         Schedule 3.12(b)(i) sets forth a list of all leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which either of the Company or its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve payments by the Company or its Subsidiaries in excess of $500,000 per year (each, a “Company Lease” and collectively, the “Company Leases”; the property covered by Company Leases under which either of the Company or its Subsidiaries is a lessee is referred to herein as the “Company Leased Real Property”; the Company Leased Real Property, together with the Company Owned Real Property, collectively being the “Company Property”).  Except as set forth on Schedule 3.12(b)(ii), the transactions contemplated by this Agreement and the Amalgamation Agreement do not require the consent or approval of the other party to the Company Leases, except for such consents or approvals, which, if not obtained, would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c)                                  Since December 31, 2010, no Company Lease has been modified or amended in writing in any way materially adverse to the business of the Company and its Subsidiaries except as set forth on Schedule 3.12(c) and no party to any Company Lease has given either of the Company or its Subsidiaries written notice of or, to the Knowledge of the Company, made a claim with respect to any breach or default, except for such defaults or breaches that, individually or in the aggregate, would not have a Company Material Adverse Effect.

(d)                                 Except as set forth on Schedule 3.12(d), and other than with respect to IRUs, co-location, cross-connection, interconnection, entrance facilities or other rights incidental to the provision of services established in the ordinary course of business, none of the material Company Owned Real Property is subject to any option or other agreement granting to any Person or entity any right to obtain title to all or any portion of such property.

Section 3.13.                         Intellectual Property.

(a)                                  Except as set forth on Schedule 3.13(a) or as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Company and its Subsidiaries own all right, title and interest in and to, or have valid and enforceable licenses to use, all the Company Intellectual Property; (ii) to the Knowledge of the Company, no third party is infringing any Company Owned Intellectual Property; (iii) to the Knowledge of the Company, the Company and its Subsidiaries are not infringing, misappropriating or violating any Intellectual Property right of any third party; and (iv) there is no claim, suit, action or proceeding pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries:  (a) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (b) challenging the Company’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Company Owned Intellectual Property.

(b)                                 Schedule 3.13(b)(i) sets forth a true and complete list of all material issued Patents, registered trademarks and service marks, registered copyrights, and applications for any of the foregoing, in each case issued by, filed with, or recorded by, any Governmental Entity and constituting Company Owned Intellectual Property (“Company Registered Intellectual Property”) and the owner of record, date of application, registration or issuance, and relevant jurisdiction as to each.  All Company Registered Intellectual Property is owned by the Company and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens.

(c)                                  The Company and its Subsidiaries have in place commercially reasonable measures to protect and preserve the confidentiality of their material trade secrets and other material confidential information.

(d)                                 Neither the Company nor any of its Subsidiaries is party to any agreement that obligates or otherwise would result in the licensing or sublicensing of (or an obligation to license or sublicense) any issued Patent owned by Parent or any of its Subsidiaries to a third party as a result of the Amalgamation.

Section 3.14.                         Licenses and Permits.

(a)                                          Except as set forth on Schedule 3.14(a), the Company and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of the Company or its Subsidiaries by any Governmental Entity as of the date hereof (the “Company Licenses and Permits”).  The Company has taken all necessary action to maintain such Company Licenses and Permits.  Each Company License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Company License and Permit invalid in any respect, except, in each case, as would not, individually or in the aggregate, have a Company Material Adverse Effect.  The Company Licenses and Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of the Company and its Subsidiaries as presently conducted, and none of the operations of the Company or its Subsidiaries is being conducted in a manner that violates in any material respects any of the terms or conditions under which any Company License and Permit was granted.

(b)                                         The operations of the Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Act of 1934, as amended by the Telecommunications Act of 1996 (the “Communications Act”), applicable U.S. state or non-U.S. law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither the Company nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the material Company Licenses and Permits.

(c)                                          Other than those listed on Schedule 3.14(c), no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the material Company Licenses and Permits is pending or, to the Knowledge of the Company, threatened before any Governmental Entity.  No notices have been received by and, no claims have been filed against, the Company or its Subsidiaries alleging a failure to hold any material requisite permits, regulatory approvals, licenses or other authorizations.

Section 3.15.                         Compliance with Law.

(a)                                          Except as set forth on Schedule 3.15, the operations of the business of the Company and its Subsidiaries have been conducted in accordance in all material respects with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations.  Except as set forth on Schedule 3.15, since January 1, 2009, none of the Company or its Subsidiaries has received notice of any material violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of the Company or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations.  This Section does not relate to Tax matters, intellectual property matters, employee benefits matters, labor matters, or environmental matters, which are separately addressed in Section 3.10, Section 3.13, Section 3.18, Section 3.22, and Section 3.23, respectively.

(b)                                         The Company and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq Global Select Market.  Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of the Company.

(c)                                          The management of the Company has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and has identified for the Company’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  The Company has delivered to Parent’s general counsel prior to the date hereof a written summary of any such disclosure in clause (ii) of the immediately preceding sentence made by management to the Company’s auditors and audit committee since January 1, 2006, other than any such disclosures included in the Company SEC Reports.

Section 3.16.                         Litigation.  Except as set forth on Schedule 3.16 or as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no claims, actions, suits, proceedings, subpoenas or, to the Knowledge of the Company, investigations pending or, to the Knowledge of the Company, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of the Company or its Subsidiaries or any of their officers or directors involving or relating to the Company or its Subsidiaries, the assets, properties or rights of any of the Company and its Subsidiaries or the transactions contemplated by this Agreement and the Amalgamation Agreement.  There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of the Company, threatened, against either of the Company or its Subsidiaries, except as set forth on Schedule 3.16.

Section 3.17.                         Contracts.

(a)                                          Schedule 3.17(a) sets forth a complete and correct list of all Contracts (other than those set forth in Section 3.17(c)(iii)) as of the date hereof that have not been filed or incorporated by reference in the Company SEC Reports.

(b)                                         Except as set forth on Schedule 3.17(b), each Contract is valid, binding and enforceable against the Company or its Subsidiaries and, to the Knowledge of the Company, against the other parties thereto in accordance with its terms, and in full force and effect subject to the rights of creditors generally and the availability of equitable remedies, except to the extent the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth on Schedule 3.17(b), each of the Company and its Subsidiaries has performed all obligations required to be performed by it to date under, and is not in default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default except as would not have a Company Material Adverse Effect.  To the Knowledge of the Company, no other party to any Contract is in default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default except as would not have a Company Material Adverse Effect.

(c)                                          A “Contract” means any written agreement, contract or commitment (provided, that in the case of Customer Contracts and Vendor Contracts, all such written agreements, contracts or commitments relating to such customer or vendor shall be deemed one Contract) to which either of the Company or any of its Subsidiaries is a party or by which it or any of its assets are bound constituting:

(i)                                     a contract or agreement with one of the top 10 customers (each, a “Customer”) by revenue derived by the Company and its Subsidiaries (taken together), for the year ended December 31, 2010, with respect to each of North America, Latin America and Europe, respectively, pursuant to which the Company or any of its Subsidiaries has sold goods and/or services (the “Customer Contracts”);

(ii)                                  a contract or agreement with one of the top 10 vendors (each, a “Vendor”) that provide the Company or any of its Subsidiaries with telecommunications access services by dollar amount paid to such vendors by the Company and its Subsidiaries (taken together), for the year ended December 31, 2010, for each of North America, Latin America and Europe (the “Vendor Contracts”);

(iii)                               a peering agreement of the Company and its Subsidiaries;

(iv)                              a mortgage, indenture, security agreement, guaranty, pledge or other agreement or instrument relating to the borrowing of money or extension of credit (other than accounts receivable or accounts payable in the ordinary course of business and consistent with past practice) in an amount in excess of $20,000,000;

(v)                                 a contract or agreement creating a capital lease obligation in excess of $1,000,000;

(vi)                              a joint venture, partnership or limited liability company agreement with third parties;

(vii)                           a non-competition agreement or any other agreement or obligation (other than customary agency, sales representative and distribution agreements entered into in the ordinary course) which purports to limit in any material respect (i) the manner in which, or the localities in which, the business of the Company or its Subsidiaries may be conducted or (ii) the ability of either of the Company or its Subsidiaries to provide any type of service presently conducted by the Company or its Subsidiaries in each case, other than Contracts that expire or are terminable or cancellable without penalty within one year following the Closing Date;

(viii)                        a Customer Contract that contains any exclusivity clause, most-favored-nations clause, benchmarking clause or marked-to-market pricing provision;

(ix)                                an agreement limiting or restricting the ability of either of the Company or its Subsidiaries to make distributions or declare or pay dividends in respect of its capital stock or membership interests, as the case may be;

(x)                                   an agreement requiring capital expenditures in excess of $1,000,000;

(xi)                                a pending agreement or offer to acquire all or a substantial portion of the capital stock, business, property or assets of any other Person in each case that would be material to the Company; or

(xii)                             an agreement pursuant to which the Company or its Subsidiaries uses or has the right to use material network infrastructure, including fiber, conduit, space, power and other associated property necessary to operate a fiber optic network requiring payments by the Company in excess of $5,000,000.

Section 3.18.                         Employee Plans.

(a)                                  Schedule 3.18(a) contains a correct and complete list of each U.S. Company Benefit Plan.

(b)                                 The Company has provided or made available to Parent or its counsel with respect to each and every U.S. Company Benefit Plan a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination letter, if any, received by the Company or any of its Subsidiaries from the IRS regarding the tax-qualified status of such Company Benefit Plan; (ii) the most recent financial statements for such Company Benefit Plan, if any; (iii) the most recent actuarial valuation report, if any; (iv) the current summary plan description and any summaries of material modifications; and (v) Form 5500 Annual Returns/Reports, together with all schedules thereto, for the most recent plan year.

(c)                                  With respect to each Company Benefit Plan and each “employee benefit pension plan” within the meaning of Section 3(2) of ERISA sponsored, maintained or contributed to, or required to be contributed to by the Company or any current or former member of its “controlled group” (within the meaning of Section 414 of the Code or Section 4001 of ERISA) (each, an “ERISA Affiliate”), in each case that is a “single-employer plan” within the meaning of Section 3(41) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code:  (i)  the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the IRS; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iii) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is reasonably expected to be incurred by the Company or any of its ERISA Affiliates, and all premiums to the PBGC have been timely paid in full; (iv) the PBGC has not instituted proceedings to terminate any such plan, and, to the Knowledge of the Company, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; (v) no such plan is currently, or is reasonably expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (vi)  the fair market value of the assets and liabilities of such plan has been reported in accordance with GAAP by the Company on the most recent financial statements of the Company and (vii) neither the Company nor its Subsidiaries have engaged in a “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such event.

(d)                                 No Company Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA, and none of the Company or any ERISA Affiliate has incurred any withdrawal liability which remains unsatisfied, and to the Knowledge of the Company, no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to the Company or any of its Subsidiaries.

(e)                                  Except as could not result in a material liability to the Company or its Subsidiaries, no event has occurred and no condition exists that would reasonably be expected to subject the Company (or any of its Subsidiaries) by reason of its affiliation with any ERISA Affiliate to any (i) Tax, penalty, fine or (ii) Lien (other than a Permitted Lien).

(f)                                    With respect to each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the IRS that it is so qualified (taking into account all applicable matters for which the IRS will presently issue letters under the Economic Growth and Tax Relief Reconciliation Act of 2001, the Pension Funding Equity Act of 2005 and the Pension Protection Act of 2006) and that its trust is exempt from Tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such plan which could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(g)                                 Except as set forth on Schedule 3.18(g), there are no pending or, to the Knowledge of the Company, threatened material actions, claims or lawsuits against or relating to any Company Benefit Plan or against any fiduciary of any Company Benefit Plan with respect to the operation of such plan (other than routine benefits claims).

(h)                                 Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, and all contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on the Company’s financial statements.

(i)                                     Except as set forth on Schedule 3.18(i), none of the Company Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable law or at the expense of the participant or the participant’s beneficiary.  There has been no material violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Company Benefit Plan to which such continuation coverage requirements apply.

(j)                                     Except as set forth on Schedule 3.18(j), neither the execution and delivery of this Agreement or the Amalgamation Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits.

(k)                                  Except as set forth on Schedule 3.18(k), neither the execution and delivery of this Agreement or the Amalgamation Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

(l)                                     Except as could not result in a material liability to the Company or its Subsidiaries, each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company has been (i) operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable rules and regulations, (ii) brought into documentary compliance with Section 409A of the Code effective as of December 31, 2008, in accordance with the Final Treasury Regulations promulgated under Section 409A of the Code, and (iii) operated since January 1, 2009, in compliance with Section 457A of the Code and all applicable rules, regulations, and guidance thereunder.

(m)                               Except as set forth on Schedule 3.18(m) or as could not result in a material liability to the Company or its Subsidiaries, all Company Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 3.19.                         Insurance.  Except as set forth on Schedule 3.19, all surety bonds, fidelity bonds and all material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring each of the Company and its Subsidiaries and their material assets, properties and operations are in full force and effect.  Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries is in default under any provisions of any such policy of insurance nor has any of the Company or its Subsidiaries received notice of cancellation of or cancelled any such insurance.

Section 3.20.                         Affiliate Transactions.  Except as set forth in the Company SEC Reports filed prior to the date hereof or as set forth on Schedule 3.20, there are no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or with STT Crossing Ltd., on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 3.18(a).

Section 3.21.                         Vendors and Customers.

(a)                                  Schedule 3.21(a) sets forth a list of the vendors that are parties to the Vendor Contracts.  Since December 31, 2010, no such vendor has expressed in writing to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or modify, its relationship with the Company or any of its Subsidiaries.

(b)                                 Schedule 3.21(b) sets forth a list of the customers that are party to the Customer Contracts.  Since December 31, 2010, no customer under any such Customer Contract has expressed in writing to the Company or any of its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with the Company or any of its Subsidiaries.

Section 3.22.                         Labor Matters.

(a)                                  Except as set forth on Schedule 3.22(a), neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract applicable to its employees or similar agreement or work rules or practices with any labor union, works council, labor organization or employee association applicable to employees of the Company or any of its Subsidiaries nor does the Company have Knowledge of any activities or proceedings of any labor union, works council, labor organization or employee association to organize any such employees.

(b)                                 There are no strikes or lockouts pending with respect to any employees of the Company or any of its Subsidiaries, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, there is no unfair labor practice, labor dispute (other than routine individual grievances), or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened, with respect to the employees of the Company or any of its Subsidiaries, and there is no slowdown or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to the employees of the Company or any of its Subsidiaries, except, in each case, as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect.

(c)                                  Except as set forth on Schedule 3.22(c) or as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, each of the Company and its Subsidiaries are, and have been, in compliance in all respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment.  Except as set forth on Schedule 3.22(c), there are no charges with respect to or relating to either of the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices.  Except as set forth on Schedule 3.22(c), neither the Company nor any of its Subsidiaries has received any written notice from any national, federal, state or local agency, domestic or foreign, responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of the Company or its Subsidiaries and no such investigation is in progress.

(d)                                 Except as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has incurred any liability or obligations with respect to any “mass layoff” or “plant closing” as defined by, and pursuant to, the Worker Adjustment and Retraining Notification Act or any similar U.S. state or local or non-U.S. “plant closing” law (“WARN”) with respect to the current or former employees of the Company or its Subsidiaries.

(e)                                  Except as set forth on Schedule 3.22(e) or as would not have, or would not reasonably be expected to have, a Company Material Adverse Effect, all independent contractors of the Company and its Subsidiaries (and any other independent contractor who previously rendered services for the Company or its Subsidiaries, at any time) have been, and currently are, properly classified and treated by the Company and its Subsidiaries, as applicable, as independent contractors and not as employees.  Except as set forth on Schedule 3.22(e), all such independent contractors have in the past been, and continue to be, properly and appropriately treated as non-employees for all U.S. federal, state, and local and non-U.S. Tax purposes.  Except as set forth on Schedule 3.22(e), the Company and its Subsidiaries have fully and accurately reported their independent contractors’ compensation on IRS Forms 1099 (or otherwise in accordance with applicable law) when required to do so, and the Company and its Subsidiaries do not have, nor have they ever had, any liability to provide benefits with respect to their independent contractors under the Company Benefit Plans or otherwise.  At no time within the preceding two years has any independent contractor brought a claim against the Company or its Subsidiaries challenging his or her status as an independent contractor or made a claim for additional compensation or any benefits under any Company Benefit Plan or otherwise.

Section 3.23.                         Environmental Matters.

(a)                                  Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and has been, in compliance in all material respects with all applicable laws, regulations, common law and other requirements of Governmental Entities relating to pollution, to the protection of the environment or to natural resources (“Environmental Laws”).

(b)                                 To the Knowledge of the Company, the Company and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of the Company or its Subsidiaries which would be reasonably expected to result in the Company or any of its Subsidiaries incurring material liability under Environmental Laws.  None of the Company or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of the Company, threatened, against the Company or its Subsidiaries under any Environmental Law which would reasonably be expected to result in a Company Material Adverse Effect.  Except as set forth on Schedule 3.23, none of the Company or its Subsidiaries has entered into any agreement pursuant to which the Company or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including without limitation, any obligation for costs of remediation, of any other Person.

(c)                                  Since January 1, 2010, to the Knowledge of the Company, there has been no release or threatened release of a hazardous substance, hazardous waste, contaminant, pollutant, toxic substance or petroleum and its fractions, the presence of which requires investigation or remediation under any applicable Environmental Law (“Hazardous Material”), on, at or beneath any of the Company Property or other properties currently or previously owned or operated by the Company or its Subsidiaries or any surface waters or groundwaters thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by the Company, or which would be expected to give rise to any other material liability or damages to the Company or its Subsidiaries under any Environmental Laws.

(d)                                 Except as would not have a Company Material Adverse Effect, none of the Company or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give rise to any liability for any damages or costs of remediation.

Section 3.24.                         No Brokers.  No broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission from the Company or its Subsidiaries in connection with this Agreement or the Amalgamation Agreement or the transactions contemplated hereby or thereby other than Goldman, Sachs & Co.  The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Goldman, Sachs & Co. pursuant to which Goldman, Sachs & Co. would be entitled to any payment relating to the transactions contemplated hereby.

Section 3.25.                         Network Operations.

(a)                                  Except as set forth on Schedule 3.25(a), the network of the Company and its Subsidiaries, taken as a whole, is in good working condition and is without any material defects for purposes of operating the business of the Company and its Subsidiaries as operated by the Company and its Subsidiaries.

(b)                                 The Company and its Subsidiaries have good and valid title to approximately 2,908 route-miles and approximately 172,240 fiber-miles of fiber in each of the metropolitan areas set forth on Schedule 3.25(b), and have indefeasible rights to use (or lease) approximately 1,372 route-miles and approximately 69,522 fiber-miles of fiber in each of the metropolitan areas set forth on Schedule 3.25(b).

(c)                                  The Company and its Subsidiaries have good and valid title to approximately 59,362 route-miles and approximately 1,328,712 fiber-miles of fiber between the city pairs (and/or submarine IRUs) set forth on Schedule 3.25(c), and have indefeasible rights to use approximately 23,416 route-miles and approximately 461,872 fiber-miles of fiber between the city pairs (and/or submarine IRUs) set forth on Schedule 3.25(c) (which Schedule includes the names of the respective fiber vendors).

(d)                                 The Company and its Subsidiaries have good and valid title to or otherwise have the right to use all items and equipment necessary to operate and maintain the network of the Company and its Subsidiaries and such items and equipment are in good operating condition and repair, free from all material defects, subject only to normal wear and tear.

Section 3.26.                         State Takeover Statutes.  No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company’s Organizational Documents is, or at the Effective Time will be, applicable to the Company, the Company Common Shares, the Amalgamation or the other transactions contemplated by this Agreement, the Amalgamation Agreement or the Voting Agreement.

Section 3.27.                         Opinion of Financial Advisor.  The Board of Directors of the Company has received the opinion of Goldman, Sachs & Co., dated as of the date hereof, to the effect that, as of such date, and subject to the limitations, qualifications and assumptions set forth therein, the Amalgamation Consideration to be received by the holders of the Company Common Shares pursuant to the Amalgamation is fair from a financial point of view to the holders of such Company Common Shares.  A written copy of such opinion has been made available to Parent.

Section 3.28.                         Board Approval.  The Board of Directors of the Company, at a meeting duly called and held, by unanimous vote (i) determined that the Amalgamation Consideration and the Exchange Ratio constitute value that is greater than or equal to fair value for each Company Common Share and share of Convertible Preferred Stock in accordance with the Companies Act and this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby, including the Amalgamation, are advisable and fair to, and in the best interests of, the Company, (ii) approved this Agreement, the Amalgamation Agreement and the transactions contemplated hereby and thereby, including the Amalgamation, and (iii) resolved, subject to Section 7.4, to recommend that the holders of the Company Common Shares and shares of Convertible Preferred Stock approve and adopt this Agreement, the Amalgamation Agreement and the transactions contemplated hereby and thereby, including the Amalgamation and directed that such matters be submitted for consideration by Company shareholders at the Company Stockholders Meeting. The Company hereby agrees to the inclusion in the joint proxy statement/prospectus relating to the matters to be submitted to the holders of Company Common Shares and shares of Convertible Preferred Stock at the Company shareholders meeting to approve and adopt this Agreement, the Amalgamation Agreement and the Amalgamation (the “Company Stockholders Meeting”) and to the holders of the shares of Parent Common Stock at the Parent stockholders meeting (the “Parent Stockholders Meeting”) to approve the issuance of shares of Parent Common Stock in the Amalgamation for purposes of the rules of the Nasdaq Global Select Market (the “Parent Share Issuance”) and to approve and adopt the Parent Charter Amendment (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”), of the recommendation of the Board of Directors of the Company described in this Section 3.28 (subject to the right of the Board of Directors of the Company to withdraw, amend or modify such recommendation in accordance with Section 7.4).

Section 3.29.                         Vote Required.  The (i) affirmative vote of a majority of the votes cast at a meeting of the shareholders of the Company at which a quorum is present in accordance with the bye-laws of the Company, with the holders of Company Common Shares and shares of

Convertible Preferred Stock voting together as a single class (on an as-converted to Company Common Shares basis) and (ii) the affirmative consent or vote of the holder(s) of the issued and outstanding shares of Convertible Preferred Stock at a meeting of the holders of the shares of Convertible Preferred Stock of the Company at which a quorum is present in accordance with the bye-laws of the Company ((i) and (ii) together, the “Required Company Vote”) is the only vote or consent of the holders of any class or series of the Company’s share capital necessary to approve and adopt this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby, including the Amalgamation.

Section 3.30.                         Illegal or Unauthorized Payments; Political Contributions; Exports.

Except as set forth on Schedule 3.30, since January 1, 2006:

(a)                                  None of the Company, any Subsidiary or, to the Knowledge of the Company, any directors or officers, agents or employees of the Company or any Subsidiary, has (i) provided remuneration or received any remuneration in violation of 42 U.S.C. 1320a-7b(b), the “Federal anti-kickback statute” or any similar law, or (ii) participated in providing financial or reimbursement information to customers that was reported to government reimbursement agencies and that was untrue or misleading in violation of 31 U.S.C. 3729, the “Federal False Claims Act” or any similar law.

(b)                                 The Company and its Subsidiaries and, to the Knowledge of the Company, any and all distributors of the Company’s and its Subsidiaries’ products and services have (i) complied with all applicable laws or regulations related to the sale, marketing, promotion or export of goods promulgated or enforced by the Office of Foreign Assets Control in the United States Department of the Treasury, the United States Department of Commerce or any other department or agency of the U.S. federal government, including, without limitation, the Arms Export Control Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Export Administration Act, the 1930 Tariff Act, the Export Administration Regulations, the International Traffic in Arms Regulations, and the United States Customs Regulations (the “Trade Laws”) and (ii) made reasonable efforts to ensure that no products have been sold directly or indirectly to any entity where such sales are, or were at any time during the previous two years, prohibited by these Trade Laws or other regulations, including, without limitation, in the case of each of clause (i) and (ii) with respect to any sales made in Iran or to any Person in Iran.

(c)                                  Neither the Company nor any of its Subsidiaries has received notice that it has been the subject of any investigation, complaint or claim of any violation of any Trade Law by any Governmental Entity.

(d)                                 The Company and each of its Subsidiaries has established and continues to maintain reasonable internal controls and procedures intended to ensure compliance with the Trade Laws, including controls and procedures designed to ensure that the Company’s and its Subsidiaries’ agents, representatives, joint venture partners, and other third parties are in compliance with Trade Laws.

Section 3.31.        No Improper Payments to Foreign Officials.

Except as set forth on Schedule 3.31, since January 1, 2006:

(a)           None of the Company, its Subsidiaries, any of the officers, directors, employees, agents or other representatives of the Company or its Subsidiaries, or any other business entity or enterprise with which the Company or any of its Subsidiaries is or has been affiliated or associated, has, directly or indirectly, taken any action which would cause the Company or any of its Subsidiaries to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or any similar anticorruption or anti-bribery law applicable to the Company or any of its Subsidiaries (the “Anticorruption Laws”).

(b)           None of the Company, its Subsidiaries, any of the officers, directors, employees, agents or other representatives of the Company or its Subsidiaries, or any other business entity or enterprise with which the Company or any of its Subsidiaries is or has been affiliated or associated, has on behalf of the Company or any of its Subsidiaries taken any act corruptly in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a “foreign official” (as defined in the FCPA) to secure any improper advantage or to obtain or retain business for the Company or any of its Subsidiaries.

(c)           None of the Company, its Subsidiaries, any of the officers, directors, employees, agents or other representatives of the Company or its Subsidiaries, or any other business entity or enterprise with which the Company or any of its Subsidiaries is or has been affiliated or associated, has, directly or indirectly, taken any action that would cause Parent or Amalgamation Sub to be in violation of the FCPA or the Anticorruption Laws as of the Effective Time.

(d)           None of the officers, directors, employees, agents or other representatives of the Company or any of its Subsidiaries are or were “foreign officials” (as defined in the FCPA) who have acted or are in a position to act in any official capacity with respect to the Company or any of its Subsidiaries while they were an officer, director, or employee, agent or other representative of the Company or such Subsidiary, as applicable.

(e)           The Company and each of its Subsidiaries has established and continues to maintain reasonable internal controls and procedures intended to ensure compliance with the FCPA and the Anticorruption Laws, including controls and procedures designed to ensure that the Company’s and its Subsidiaries’ agents, representatives, joint venture partners, and other third parties do not make payments in violation of the FCPA and the Anticorruption Laws.

(f)            The U.S. government has not notified the Company or any of its Subsidiaries of any actual or alleged violation or breach of the FCPA or the Anticorruption Laws.  Other than the U.S. government, no Person has, to the Knowledge of the Company, notified the Company or any of its Subsidiaries of any actual or alleged violation or breach of the FCPA or the Anticorruption Laws.  To the Knowledge of the Company, none of the Company or any of its Subsidiaries is under investigation by any government for alleged violation(s) of the FCPA or the Anticorruption Laws.

(g)           Other than routine compliance and audit activities, none of the Company and its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to the Company’s or any of its Subsidiaries’ compliance with the FCPA or the Anticorruption Laws, nor, to the Knowledge of the Company, is there any basis for any such audit, review, inspection, investigation, survey or examination of records other than routine compliance and audit activities.

Section 3.32.        No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company with respect to the Company and its Subsidiaries.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND AMALGAMATION SUB

Except as otherwise expressly disclosed or identified in the Parent SEC Reports filed or furnished prior to the date hereof (other than (i) any information that is contained solely in the “Risk Factors” section of such Parent SEC Reports and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in such Parent SEC Reports) or as set forth in the Parent Disclosure Schedule, Parent and Amalgamation Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1.           Organization.  Each of Parent, Amalgamation Sub and Parent’s other Subsidiaries is duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization, and has all requisite corporate, limited liability company or limited partnership power (as the case may be) to own its properties and assets and to conduct its businesses as now conducted except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, have a Parent Material Adverse Effect.  Copies of the Parent Organizational Documents and the organizational documents of Amalgamation Sub and each material Subsidiary of Parent, with all amendments thereto to the date hereof, have been made available to the Company or its representatives, and such copies are accurate and complete as of the date hereof.

Section 4.2.           Qualification to Do Business.  Each of Parent, Amalgamation Sub and Parent’s other Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or partnership (as the case may be) and is in good standing or similar concept in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.3.           No Conflict or Violation.  Except as set forth on Schedule 4.3, the execution, delivery and, subject to the receipt of the Required Parent Vote, performance by

Parent and Amalgamation Sub of this Agreement and the Amalgamation Agreement do not and will not (i) violate or conflict with any provision of any Parent Organizational Document or any of the organizational documents of Amalgamation Sub or any of Parent’s other Subsidiaries, (ii) subject to the receipt of any consents set forth in Section 4.4, violate any provision of law, or any order, judgment or decree of any Governmental Entity, (iii) result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of either of Parent, Amalgamation Sub or any of Parent’s other Subsidiaries or result in or give to others any rights of cancellation, modification, amendment, acceleration, revocation or suspension of any of the Parent Licenses and Permits or (iv) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any contract, agreement or instrument to which Parent, Amalgamation Sub or any of Parent’s Subsidiaries is a party or by which it is bound or to which any of its properties or assets is subject except in each case with respect to clauses (iii) and (iv), for any such violations, breaches or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 4.4.           Consents and Approvals.  No consent, waiver, authorization or approval of any Governmental Entity, and no declaration or notice to or filing or registration with any Governmental Entity, is necessary or required in connection with the execution and delivery of this Agreement or the Amalgamation Agreement by Parent or Amalgamation Sub or the performance by Parent or Amalgamation Sub of their obligations hereunder or thereunder, except for (i) the filing of the Memorandum of Association and the Amalgamation Application with the Registrar and appropriate documents with the relevant authorities of the other jurisdictions in which Parent, the Company or any Subsidiary is qualified to do business; (ii) the filing of a Notification and Report Form under the HSR Act and other filings under applicable antitrust, competition or similar laws of other jurisdictions; (iii) the filing of applications jointly by the parties with the FCC, U.S. state public utility commissions and relevant telecommunications regulatory authorities in other jurisdictions for approval of the transfer of control of the Company, and receipt of such approvals; (iv) a joint filing with and clearance by CFIUS pursuant to Section 721 of the Defense Production Act; (v) applicable requirements of the Securities Act and of the Exchange Act; (vi) the consents, waivers, authorizations or approvals of any Governmental Entity set forth on Schedule 4.4 and (vii) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations, which if not obtained or made would not have, a Parent Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement and the Amalgamation Agreement.

Section 4.5.           Authorization and Validity of Agreement.  Parent and Amalgamation Sub have all requisite corporate power and authority to execute, deliver and, subject to receipt of the Required Parent Vote, perform their respective obligations under this Agreement and the Amalgamation Agreement and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the Amalgamation Agreement by Parent and Amalgamation Sub and the performance by Parent and Amalgamation Sub of their respective obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of each of Parent and Amalgamation Sub and all other necessary corporate action on the part of Parent and Amalgamation Sub, other than the Required Parent Vote, and no other corporate proceedings on the part of either Parent or Amalgamation Sub are necessary to authorize this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby.  This Agreement has been, and the Amalgamation Agreement will be, duly and validly executed and delivered by Parent or Amalgamation Sub and, assuming due execution and delivery by the Company, shall constitute a legal, valid and binding obligation of each of Parent and Amalgamation Sub, enforceable against each of Parent and Amalgamation Sub in accordance with its terms, subject to (i) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law).

Section 4.6.           Capitalization and Related Matters.

(a)           As of the date hereof, the authorized capital stock of Parent consists of 2,900,000,000 authorized shares of Parent Common Stock and 10,000,000 authorized shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”).  As of April 7, 2011, 1,704,035,870 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding.

(b)           The outstanding shares of Parent Common Stock (i) have been duly authorized and validly issued and are fully paid and nonassessable and (ii) were issued in compliance with all applicable U.S. federal and state securities laws and any non-U.S. securities laws.  With respect to the Parent Options, (i) the per share exercise price of each Parent Option was not less than the fair market value of a share of Parent Common Stock on the applicable date of grant, as determined in accordance with the terms of the applicable Parent Benefit Plan and, to the extent applicable, sections 409A and 422 of the Code, (ii) each such grant was properly accounted for in all material respects in accordance with GAAP in the financial statements and no change is expected in respect of any prior financial statement relating to expenses for stock compensation, and (iii) to the Knowledge of Parent, there is no pending audit, investigation or inquiry by any Governmental Entity or by Parent with respect to Parent’s stock options granting practices or other equity compensation practices.  Except as set forth above in Section 4.6(a), pursuant to the Rights Agreement or on Schedule 4.6(b), no shares of capital stock of Parent are outstanding and Parent does not have outstanding any securities convertible into or exchangeable for any shares of capital stock, including Parent Options, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or known claims of any other character relating to the issuance of, any capital stock, or any stock or securities convertible into or exchangeable for any capital stock; and Parent is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any shares of capital stock.  Except as set forth above in Section 4.6(a), Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(c)           Except for the Rights Agreement, Parent has no rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Parent

Organizational Documents that is, or at the Effective Time shall be, applicable to Parent, the Parent Common Stock, the Amalgamation or the other transactions contemplated by this Agreement and the Amalgamation Agreement.

(d)           All of the outstanding shares of capital stock, or membership interests or other ownership interests of, Amalgamation Sub and each other Subsidiary of Parent, as applicable, are validly issued, fully paid and nonassessable and are owned of record and beneficially by Parent, directly or indirectly.  Parent has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, Amalgamation Sub and each other Subsidiary of Parent, free and clear of any Liens other than Permitted Liens.  Such outstanding shares of capital stock of, or membership interests or other ownership interests in, Amalgamation Sub and each other Subsidiary of Parent, as applicable, are the sole outstanding securities of such Subsidiaries; the Subsidiaries of Parent do not have outstanding any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, such Subsidiaries, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, such Subsidiaries; and neither Parent or any of its Subsidiaries are subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, or to register under the Securities Act, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent.

Section 4.7.           Subsidiaries and Equity Investments.  Except as set forth on Schedule 4.7, Parent, Amalgamation Sub and Parent’s other Subsidiaries do not directly or indirectly own, or hold any rights to acquire, any material capital stock or any other material securities, interests or investments in any other Person other than investments that constitute cash or cash equivalents.  Parent, Amalgamation Sub and Parent’s other Subsidiaries do not directly or indirectly own, or hold any rights to acquire, in any material amounts any cash equivalents consisting of auction-rate securities.  There are no outstanding stock options, restricted stock units, restricted stock, stock appreciation rights, “phantom” stock rights, performance units, or other compensatory rights or awards (in each case, issued by Parent or any of its Subsidiaries) that are convertible into or exercisable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent, on a deferred basis or otherwise or other rights that are linked to, or based upon, the value of any capital stock of, or membership interests or other ownership interests in, any Subsidiary of Parent.

Section 4.8.           SEC Filings.

(a)           Parent and its Subsidiaries have filed each report and definitive proxy statement (together with all amendments thereof and supplements thereto) required to be filed by Parent or any of its Subsidiaries pursuant to the Exchange Act with the SEC since January 1, 2009 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”).  As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Parent SEC Reports (i) complied as to form in all material respects with the requirements of the Exchange Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

Section 4.9.           Absence of Certain Changes or Events.

(a)           Since December 31, 2010 through the date hereof, there has not been:

(i)            any Parent Material Adverse Effect;

(ii)           any material loss, damage, destruction or other casualty to the assets or properties of either of Parent or any of its Subsidiaries (other than any for which insurance awards have been received or guaranteed);

(iii)          any change in any method of accounting or accounting practice of either of Parent or any of its Subsidiaries except for any such change required by reason of a concurrent change in GAAP; or

(iv)          except as set forth on Schedule 4.9(a), any loss of the employment, services or benefits of the chief executive officer of Parent and members of Parent’s senior management who report directly to such chief executive officer.

(b)           Except as set forth on Schedule 4.9(b), since December 31, 2010 through the date hereof, each of Parent and each of its Subsidiaries has operated in the ordinary course of business and consistent with past practice and has not:

(i)            lent money to any Person (other than Wholly Owned Subsidiaries) or incurred or guaranteed any Indebtedness for borrowed money in excess of $1,000,000 in the aggregate, or entered into any capital lease obligation, other than among Wholly Owned Subsidiaries;

(ii)           failed to discharge or satisfy any material Lien or pay or satisfy any obligation or liability or accounts payable (whether absolute, accrued,

contingent or otherwise) in excess of $2,000,000, other than Permitted Liens and obligations and liabilities being contested in good faith and for which adequate reserves have been provided in accordance with GAAP;

(iii)          sold or transferred any of its material assets or cancelled any material debts or claims or waived any material rights in excess of $2,000,000;

(iv)          in the case of Parent and any Subsidiary that is not a Wholly Owned Subsidiary, declared, paid, or set aside for payment any dividend or other distribution in respect of shares of its capital stock, membership interests or other securities, or redeemed, purchased or otherwise acquired, directly or indirectly, any shares of its capital stock, membership interests or other securities, or agreed to do so; or

(v)           entered into any agreement or made any commitment to do any of the foregoing.

Section 4.10.        Tax Matters.  Except as set forth on Schedule 4.10 or as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(a)           (i) Parent and each of its Subsidiaries have filed when due all Tax Returns required by applicable law to be filed with respect to Parent and each of its Subsidiaries; (ii) all such Tax Returns were true, correct and complete in all respects as of the time of such filing; (iii) all Taxes owed by Parent and each of its Subsidiaries, if required to have been paid, have been paid (except for Taxes which are being contested in good faith); and (iv) as of the date of the latest financial statements of Parent, any liability of Parent or any of its Subsidiaries for accrued Taxes not yet due and payable, or which are being contested in good faith, has been provided for on the financial statements of Parent in accordance with GAAP;

(b)           there is no action, suit, proceeding, investigation or audit now pending with respect to Parent or any of its Subsidiaries in respect of any Tax, nor has any claim for additional Tax been asserted in writing by any taxing authority;

(c)           since January 1, 2005, no claim has been made in writing by any taxing authority in a jurisdiction where Parent or any of its Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction;

(d)           (i) there is no outstanding request for any extension of time for Parent or any of its Subsidiaries to pay any Taxes or file any Tax Returns, other than any such request made in the ordinary course of business; (ii) there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Taxes of Parent or any of its Subsidiaries that is currently in force; and (iii) neither Parent nor any of its Subsidiaries is a party to or bound by any agreement (other than any customary commercial contract not primarily related to Taxes) providing for the payment of Taxes, payment for Tax losses, entitlements to refunds or similar Tax matters;

(e)           Parent and each of its Subsidiaries have withheld and paid all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party;

(f)            within the last two years, neither Parent nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;

(g)           there is no Lien, other than a Permitted Lien, on any of the assets or properties of Parent and its Subsidiaries that arose in connection with any failure or alleged failure to pay any Tax;

(h)           neither Parent nor any of its Subsidiaries has any liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law), as a transferee or successor, by contract, or otherwise;

(i)            Parent and its Subsidiaries have not entered into, or permitted to be entered into, any closing or other agreement or settlement with respect to Taxes affecting or relating to Parent and its Subsidiaries;

(j)            neither Parent nor any of its Subsidiaries, including Amalgamation Sub, has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Amalgamation from qualifying as a reorganization within the meaning of Section 368(a) of the Code; and

(k)           as of December 31, 2010, the consolidated federal net operating losses of Parent and its Subsidiaries (i) were $10.9 billion and (ii) were subject to a Section 382 limitation under Section 382 of the Code of as described on Schedule 4.10(k).  To the Knowledge of Parent, the Amalgamation will not, disregarding any transfer of Parent securities following the date of this Agreement, result in an ownership change of Parent pursuant to Section 382(g) of the Code.

The representations and warranties set forth in this Section 4.10, Section 4.18 and Section 4.21(e) are the sole representations and warranties of Parent as to Tax matters.

Section 4.11.        Absence of Undisclosed Liabilities.

(a)              Except as set forth on Schedule 4.11(a), there are no liabilities or obligations of Parent or any Subsidiary thereof of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (A) liabilities or obligations disclosed, reflected or reserved against and provided for in the consolidated balance sheet of Parent as of December 31, 2010 included in the Parent SEC Reports filed prior to the date hereof or referred to in the notes thereto, (B) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2010, (C) liabilities or obligations that would not, individually or in the aggregate, have a Parent Material Adverse Effect, (D) liabilities or obligations incurred pursuant to contracts entered into after the date hereof not in violation of this Agreement, or (E) liabilities or obligations incurred as contemplated or permitted by, or pursuant to, this Agreement or incurred with the consent of the Company.

(b)           Except as shown on Schedule 4.11(b), neither of Parent or any of its Subsidiaries is directly or indirectly liable upon or with respect to (by discount, repurchase agreements or otherwise), or obliged in any other way to provide funds in respect of, or to guarantee or assume, any material debt, obligation or dividend of any Person (other than Wholly Owned Subsidiaries of Parent), except endorsements in the ordinary course of business in connection with the deposit, in banks or other financial institutions, of items for collection.

Section 4.12.        Parent Property.

(a)           Schedule 4.12(a) contains a true and complete list of all material real property owned by Parent and its Subsidiaries (the “Parent Owned Real Property”) as of the date hereof. Parent and its Subsidiaries have good and valid title to all of the Parent Owned Real Property free and clear of Liens other than Permitted Liens.

(b)           Schedule 4.12(b)(i) sets forth a list of all leases, site leases, subleases and occupancy agreements, together with all material amendments thereto, in which either of Parent or its Subsidiaries has a leasehold interest, license or similar occupancy rights, whether as lessor or lessee, and which involve payments by Parent or its Subsidiaries in excess of $500,000 per year (each, a “Parent Lease” and collectively, the “Parent Leases”; the property covered by Parent Leases under which either of Parent or its Subsidiaries is a lessee is referred to herein as the “Parent Leased Real Property”; the Parent Leased Real Property, together with the Parent Owned Real Property, collectively being the “Parent Property”).  Except as set forth on Schedule 4.12(b)(ii), the transactions contemplated by this Agreement and the Amalgamation Agreement do not require the consent or approval of the other party to the Parent Leases, except for such consents or approvals, which, if not obtained, would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c)           Since December 31, 2010, no Parent Lease has been modified or amended in writing in any way materially adverse to the business of Parent and its Subsidiaries except as set forth on Schedule 4.12(c) and no party to any Parent Lease has given either of Parent or its Subsidiaries written notice of or, to the Knowledge of Parent, made a claim with respect to any breach or default, except for such defaults or breaches that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(d)           Except as set forth on Schedule 4.12(d), and other than with respect to IRUs, co-location, cross-connection, interconnection, entrance facilities or other rights incidental to the provision of services established in the ordinary course of business, none of the material Parent Owned Real Property is subject to any option or other agreement granting to any Person or entity any right to obtain title to all or any portion of such property.

Section 4.13.        Intellectual Property.

(a)           Except as set forth on Schedule 4.13 or as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries own all right, title and interest in and to, or have valid and enforceable licenses to use, all the Parent Intellectual Property; (ii) to the Knowledge of Parent, no third party is infringing any Parent Owned Intellectual Property; (iii) to the Knowledge of Parent, Parent and its Subsidiaries are not infringing, misappropriating or violating any Intellectual Property right of any third party; and (iv) there is no claim, suit, action or proceeding pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries:  (a) alleging any such violation, misappropriation or infringement of a third party’s Intellectual Property rights; or (b) challenging Parent’s or its Subsidiaries’ ownership or use of, or the validity or enforceability of, any Parent Owned Intellectual Property.

(b)           Schedule 4.13(b)(i) sets forth a true and complete list of all material issued Patents, registered trademarks and service marks, registered copyrights, and applications for any of the foregoing, in each case issued by, filed with, or recorded by, any Governmental Entity and constituting Parent Owned Intellectual Property (“Parent Registered Intellectual Property”) and the owner of record, date of application, registration or issuance, and relevant jurisdiction as to each.  All Parent Registered Intellectual Property is owned by Parent and/or its Subsidiaries, free and clear of all Liens other than Permitted Liens.

(c)           Parent and its Subsidiaries have in place commercially reasonable measures to protect and preserve the confidentiality of their material trade secrets and other material confidential information.

Section 4.14.        Licenses and Permits.

(a)           Except as set forth on Schedule 4.14(a), Parent and its Subsidiaries own or possess all right, title and interest in and to each of their respective material licenses, permits, franchises, registrations, authorizations and approvals issued or granted to any of Parent or its Subsidiaries by any Governmental Entity as of the date hereof (the “Parent Licenses and Permits”).  Parent has taken all necessary action to maintain such Parent Licenses and Permits.  Each Parent License and Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of Parent, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Parent License and Permit invalid in any respect, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.  The Parent Licenses and Permits are sufficient and adequate in all material respects to permit the continued lawful conduct of the business of Parent and its Subsidiaries as presently conducted, and none of the operations of Parent or its Subsidiaries is being conducted in a manner that violates in any material respects any of the terms or conditions under which any Parent License and Permit was granted.

(b)           The operations of Parent and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Communications Act, applicable U.S. state or non-U.S. law and the published rules, regulations, and policies promulgated by any Governmental Entity, and neither Parent nor its Subsidiaries have done anything or failed to do anything which reasonably could be expected to cause the loss of any of the material Parent Licenses and Permits.

(c)           Other than those listed on Schedule 4.14(c), no petition, action, investigation, notice of violation or apparent liability, notice of forfeiture, order to show cause, complaint, or proceeding seeking to revoke, reconsider the grant of, cancel, suspend, or modify any of the material Parent Licenses and Permits is pending or, to the Knowledge of Parent, threatened before any Governmental Entity.  No notices have been received by and, no claims have been filed against, Parent or its Subsidiaries alleging a failure to hold any material requisite permits, regulatory approvals, licenses or other authorizations.

Section 4.15.        Compliance with Law.

(a)              Except as set forth on Schedule 4.15, the operations of the business of Parent and its Subsidiaries have been conducted in accordance in all material respects with all applicable laws, regulations, orders and other requirements of all Governmental Entities having jurisdiction over such entity and its assets, properties and operations.  Except as set forth on Schedule 4.15, since January 1, 2009, none of Parent or its Subsidiaries has received notice of any material violation (or any investigation with respect thereto) of any such law, regulation, order or other legal requirement, and none of Parent or its Subsidiaries is in default with respect to any order, writ, judgment, award, injunction or decree of any national, federal, state or local court or governmental or regulatory authority or arbitrator, domestic or foreign, applicable to any of its assets, properties or operations.  This Section does not relate to Tax matters, intellectual property matters, employee benefits matters, labor matters, or environmental matters, which are separately addressed in Section 4.10, Section 4.13, Section 4.18, Section 4.21, and Section 4.22, respectively.

(b)              Parent and each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the Nasdaq Global Select Market.  Except as permitted by the Exchange Act, including, without limitation, Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged or modified (in any material way) personal loans to any executive officer or director of Parent.

(c)              The management of Parent has (i) implemented (x) disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to the management of Parent by others within those entities and (y) a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and has identified for Parent’s auditors any material weaknesses in internal controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.  Parent has delivered to the Company’s general counsel prior to the date hereof a written summary of any such disclosure in clause (ii) of the immediately preceding sentence made by management to Parent’s auditors and audit committee since January 1, 2006, other than any such disclosures included in the Parent SEC Reports.

Section 4.16.        Litigation.  Except as set forth on Schedule 4.16 or as would not have, individually or in the aggregate, a Parent Material Adverse Effect, there are no claims, actions, suits, proceedings, subpoenas or, to the Knowledge of Parent, investigations pending or, to the Knowledge of Parent, threatened, before any Governmental Entity, or before any arbitrator of any nature, brought by or against any of Parent or its Subsidiaries or any of their officers or directors involving or relating to Parent or its Subsidiaries, the assets, properties or rights of any of Parent and its Subsidiaries or the transactions contemplated by this Agreement and the Amalgamation Agreement.  There is no material judgment, decree, injunction, rule or order of any Governmental Entity or before any arbitrator of any nature outstanding, or to the Knowledge of Parent, threatened, against either of Parent or its Subsidiaries, except as set forth on Schedule 4.16.

Section 4.17.        Contracts.  Each contract between Parent and any of its Subsidiaries that is a “material contract” within the meaning of Item 601(b)(4), (9) and (10) of Regulation S-K of the SEC to be performed after the date hereof (each such Contract, a “Parent Material Contract”) is valid, binding and enforceable against Parent or its Subsidiaries and, to the Knowledge of Parent, against the other parties thereto in accordance with its terms, and in full force and effect, subject to the rights of creditors generally and the availability of equitable remedies, except to the extent the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of Parent and its Subsidiaries has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance, status or any other respect (claimed or actual) in connection with, any Parent Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not have a Parent Material Adverse Effect.  To the Knowledge of Parent, no other party to any Parent Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except as would not have a Parent Material Adverse Effect.

Section 4.18.        Employee Plans.

(a)           Parent has provided or made available to the Company or its counsel with respect to each and every Parent Benefit Plan a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all amendments thereto; and, to the extent applicable, (i) the most recent determination letter, if any, received by Parent or Subsidiary from the IRS regarding the tax-qualified status of such Parent Benefit Plan; (ii) the most recent financial statements for such Parent Benefit Plan, if any; (iii) the most recent actuarial valuation report, if any; (iv) the current summary plan description and any summaries of material modifications; and (v) Form 5500 Annual Returns/Reports, together with all schedules thereto, for the most recent plan year.

(b)           With respect to each Parent Benefit Plan and each “employee benefit pension plan” (within the meaning of Section 3(2) of ERISA) sponsored, maintained or contributed to, or required to be contributed to by Parent or any current or former member of Parent’s “controlled group” (within the meaning of Section 414 of the Code or Section 4001 of ERISA) (each, a “Parent ERISA Affiliate”), in each case that is a “single-employer plan” (within the meaning of Section 3(41) of ERISA) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code:  (i) the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the IRS; (ii) no “reportable event” (within the meaning of Section 4043(c) of ERISA) for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iii) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is reasonably expected to be incurred by Parent or any Parent ERISA Affiliate, and all premiums to the PBGC have been timely paid in full; (iv) the PBGC has not instituted proceedings to terminate any such plan, and, to the Knowledge of Parent, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; (v) no such plan is currently, or is reasonably expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (vi) the fair market value of the assets and liabilities of such plan has been reported in accordance with GAAP by Parent on the most recent financial statements of Parent; and (vii) neither Parent nor its Subsidiaries have engaged in a “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such event.

(c)           No Parent Benefit Plan is a “multiemployer plan” as defined in Section 3(37) of ERISA, and neither Parent nor any Parent ERISA Affiliate has incurred any withdrawal liability which remains unsatisfied with respect to any “multiemployer plan” and to the Knowledge of Parent, no events have occurred and no circumstances exist that could reasonably be expected to result in any such liability to Parent or any of its Subsidiaries.

(d)           Except as could not result in a material liability to Parent or its Subsidiaries, no event has occurred and no condition exists that would reasonably be expected to subject Parent (or any of its Subsidiaries) by reason of its affiliation with any Parent ERISA Affiliate to any (i) Tax, penalty, fine or (ii) Lien (other than a Permitted Lien).

(e)           With respect to each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code, such plan, and its related trust, has received, has an application pending or remains within the remedial amendment period for obtaining, a determination letter from the IRS that it is so qualified (taking into account all applicable matters for which the IRS will presently issue letters under the Economic Growth and Tax Relief Reconciliation Act of 2001, the Pension Funding Equity Act of 2005 and the Pension Protection Act of 2006) and that its trust is exempt from Tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such plan which could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(f)            Except as set forth on Schedule 4.18(f), there are no material actions, claims or lawsuits pending or, to the Knowledge of Parent, threatened against or relating to any

Parent Benefit Plan or against any fiduciary of any Parent Benefit Plans with respect to the operation of such plan (other than routine benefits claims).

(g)           Each Parent Benefit Plan has been established and administered in all material respects in accordance with its terms, and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, and all contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Parent Benefit Plans to any funds or trusts established thereunder or in connection therewith have been made or have been accrued and reported on the Parent’s financial statements.

(h)           Except as set forth on Schedule 4.18(h), none of the Parent Benefit Plans provide retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable law or at the expense of the participant or the participant’s beneficiary.  There has been no material violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Parent Benefit Plan to which such continuation coverage requirements apply.

(i)            Except as set forth on Schedule 4.18(i), neither the execution and delivery of this Agreement or the Amalgamation Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of Parent and its Subsidiaries or with respect to any Parent Benefit Plan; (ii) increase any benefits otherwise payable under any Parent Benefit Plan; or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits.

(j)            Except as set forth on Schedule 4.18(j), neither the execution and delivery of this Agreement or the Amalgamation Agreement nor the consummation of the transactions contemplated hereby or thereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, not be deductible as a result of Section 280G of the Code.

(k)           Except as could not result in a material liability to Parent or its Subsidiaries, each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of Parent has been (i) operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable rules and regulations, (ii) brought into documentary compliance with Section 409A of the Code effective as of December 31, 2008, in accordance with the Final Treasury Regulations promulgated under Section 409A of the Code, and (iii) operated since January 1, 2009, in compliance with Section 457A of the Code and all applicable rules, regulations, and guidance thereunder.

(l)            Except as could not result in a material liability to Parent or its Subsidiaries, all Parent Benefit Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in accordance with all applicable requirements, (ii) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 4.19.        Insurance.  Except as set forth on Schedule 4.19, all surety bonds, fidelity bonds and all material policies of title, liability, fire, casualty, business interruption, workers’ compensation and other forms of insurance insuring each of Parent and its Subsidiaries and their material assets, properties and operations are in full force and effect.  Except as would not have a Parent Material Adverse Effect, none of Parent or its Subsidiaries is in default under any provisions of any such policy of insurance nor has any of Parent or its Subsidiaries received notice of cancellation of or cancelled any such insurance.

Section 4.20.        Affiliate Transactions.  Except as set forth in the Parent SEC Reports filed prior to the date hereof or as set forth on Schedule 4.20, there are no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and any director or executive officer of Parent, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on Schedule 4.20(a).

Section 4.21.        Labor Matters.

(a)           Except as set forth on Schedule 4.21(a), neither Parent nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract applicable to its employees, or similar agreement or work rules or practices with any labor union, works council, labor organization, or employee association applicable to employees of Parent or any of its Subsidiaries, nor does Parent have Knowledge of any activities or proceedings of any labor union, works council, labor organization or employee association to organize any such employees.

(b)           There are no strikes or lockouts pending with respect to any employees of Parent or any of its Subsidiaries, there is no union organizing effort pending or threatened against Parent or any of its Subsidiaries, there is no unfair labor practice, labor dispute (other than routine individual grievances), or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened, with respect to the employees of Parent or any of its Subsidiaries, and there is no slowdown or work stoppage in effect or, to the Knowledge of Parent, threatened, with respect to the employees of Parent or any of its Subsidiaries, except as in each case would not have, or would not reasonably be expected to have, a Parent Material Adverse Effect.

(c)           Except as would not have, or would not reasonably be expected to have,  a Parent Material Adverse Effect, each of Parent and each of its Subsidiaries is, and has been, in compliance in all respects with all applicable laws relating to employment and employment practices, the classification of employees, wages, overtime, hours, collective bargaining, unlawful discrimination, civil rights, safety and health, workers’ compensation and terms and conditions of employment.  There are no charges with respect to or relating to either of Parent or its Subsidiaries pending or, to the Knowledge of Parent, threatened before the Equal Employment Opportunity Commission or any national, federal, state or local agency, domestic or foreign, responsible for the prevention of unlawful employment practices.  Except as set forth on Schedule 4.21(c), neither

Parent nor any of its Subsidiaries has received any written notice from any national, federal, state or local agency, domestic or foreign, responsible for the enforcement of labor or employment laws of an intention to conduct an investigation of either of Parent or its Subsidiaries and no such investigation is in progress.

(d)           Except as would not have, or would not reasonably be expected to have,  a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has incurred any liability or obligations with respect to any “mass layoff” or “plant closing” as defined by, and pursuant to, WARN with respect to the current or former employees of Parent or its Subsidiaries.

(e)           Except as would not have, or would not reasonably be expected to have,  a Parent Material Adverse Effect, all independent contractors of Parent and its Subsidiaries (and any other independent contractor who previously rendered services for Parent or its Subsidiaries, at any time) have been, and currently are, properly classified and treated by Parent and its Subsidiaries, as applicable, as independent contractors and not as employees.  All such independent contractors have in the past been, and continue to be, properly and appropriately treated as non-employees for all U.S. federal, state, and local and non-U.S. Tax purposes.  Parent and its Subsidiaries have fully and accurately reported their independent contractors’ compensation on IRS Forms 1099 (or otherwise in accordance with applicable law) when required to do so, and Parent and its Subsidiaries do not have, nor have they ever had, any liability to provide benefits with respect to their independent contractors under the Parent Benefit Plans or otherwise.  At no time within the preceding two years has any independent contractor brought a claim against Parent or its Subsidiaries challenging his or her status as an independent contractor or made a claim for additional compensation or any benefits under any Parent Benefit Plan or otherwise.

Section 4.22.        Environmental Matters.

(a)           Except as would not have a Parent Material Adverse Effect, each of Parent and its Subsidiaries is, and has been, in compliance in all material respects with all applicable Environmental Laws.

(b)           To the Knowledge of Parent, Parent and its Subsidiaries have not received any notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, request for information, or demand letter under any Environmental Law relating to operations or properties of Parent or its Subsidiaries which would be reasonably expected to result in Parent or any of its Subsidiaries incurring material liability under Environmental Laws.  None of Parent or its Subsidiaries is subject to any orders arising under Environmental Laws nor are there any administrative, civil or criminal actions, suits, proceedings or investigations pending or, to the Knowledge of Parent, threatened, against Parent or its Subsidiaries under any Environmental Law which would reasonably be expected to result in a Parent Material Adverse Effect.  Except as set forth on Schedule 4.22, none of Parent or its Subsidiaries has entered into any agreement pursuant to which Parent or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including without limitation, any obligation for costs of remediation, of any other Person.

(c)           Since January 1, 2010, to the Knowledge of Parent, there has been no release or threatened release of any Hazardous Material, on, at or beneath any of the Parent Property or other properties currently or previously owned or operated by Parent or its Subsidiaries or any surface waters or groundwater’s thereon or thereunder which requires any material disclosure, investigation, cleanup, remediation, monitoring, abatement, deed or use restriction by Parent, or which would be expected to give rise to any other material liability or damages to Parent or its Subsidiaries under any Environmental Laws.

(d)           Except as would not have a Parent Material Adverse Effect, none of Parent or its Subsidiaries has arranged for the disposal of any Hazardous Material, or transported any Hazardous Material, in a manner that has given, or reasonably would be expected to give rise to any liability for any damages or costs of remediation.

Section 4.23.        No Brokers.  The Company will not be liable for any brokerage, finder’s or other fee or commission to any consultant, broker, finder or investment banker in connection with the transactions contemplated by this Agreement and the Amalgamation Agreement based upon arrangements made by or on behalf of Parent or Amalgamation Sub.

Section 4.24.        Financing.  As of the date of this Agreement, Parent has delivered to the Company true, complete and correct copies of the fully executed Commitment Letter and the Fee Letter executed in connection with the Financing (with certain fee amounts and certain economic terms of the “market flex” provisions redacted, none of which such redacted fees or economic terms would constitute Parent Financing Expenses).  As of the date hereof, the Commitment Letter is in full force and effect and constitutes the legal, valid, binding and enforceable obligations of Parent and, to the Knowledge of Parent, the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).  As of the date hereof, the Commitment Letter has not been amended or modified in any respect and, to the Knowledge of Parent, the respective commitments therein have not been withdrawn or terminated.  There are no conditions precedent or, to the Knowledge of Parent, other contingencies related to the funding of the full amount of the Financing on the terms set forth in the Commitment Letter (as such terms may be altered in accordance with the “market flex” provisions set forth in the Fee Letter executed in connection with the Financing) other than as expressly set forth as of the date hereof in the Commitment Letter.  As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a breach by Parent or any other party thereto under the Commitment Letter.  Subject to the terms and conditions of the Commitment Letter, as of the date hereof, assuming compliance by the Company in all material respects with its covenants contained in Section 5.1 and Section 7.12(h) and assuming satisfaction of the conditions set forth in Section 8.1 and Section 8.2, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Commitment Letter, together with other financial resources of Parent, including cash on hand and marketable securities, will, in the aggregate, be sufficient to fund the payment of any debt required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied or discharged in connection with the Amalgamation as of the date hereof (including all Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, canceled, terminated or otherwise satisfied or discharged in connection with the Amalgamation, including premiums and fees incurred in connection therewith (the “Required Refinancing Indebtedness”)), and all other fees and expenses incurred by Parent and Amalgamation Sub in connection with the Amalgamation and the other transactions contemplated hereby.  As of the date hereof, assuming satisfaction of the conditions set forth in Section 8.2, Parent has no reason to believe that either it or any other party will be unable to satisfy on a timely basis any condition of the Financing under the Commitment Letter or any related Fee Letter or that the Financing contemplated by the Commitment Letter will not be made available to Parent on the Closing Date; provided that Parent is not making any representation or warranty regarding the Company’s future performance, the effect of any inaccuracy of the representations and warranties of the Company in this Agreement or the failure of the Company to comply with any of its covenants in all material respects under this Agreement.  There are no other letters, agreements or understandings (other than customary non-disclosure agreements and diligence non-reliance letters) between Parent, on the one hand, and the Financing Sources, on the other hand, in connection with the Financing.  Parent has fully paid all fees and expenses and other amounts required to be paid on or prior to the date of this Agreement pursuant to the Commitment Letter.  Other than as set forth in the Commitment Letter, there are no fees or expenses that would constitute Parent Financing Expenses.

Section 4.25.        Network Operations.

(a)           Except as set forth on Schedule 4.25(a), the network of Parent and its Subsidiaries, taken as a whole, is in good working condition and is without any material defects for purposes of operating the business of Parent and its Subsidiaries as operated by Parent and its Subsidiaries.

(b)           Parent and its Subsidiaries have good and valid title to approximately 11,874 route-miles, 1,757,747 fiber-miles of fiber in each of the metropolitan areas set forth on Schedule 4.25(b), and have indefeasible rights to use (or lease) approximately 15,195 route-miles and approximately 252,311 fiber-miles of fiber in each of the metropolitan areas set forth on Schedule 4.25(b).

(c)           Parent and its Subsidiaries have good and valid title to approximately 48,520 route-miles and approximately 4,994,826 fiber-miles of fiber between the city pairs (and/or submarine IRUs) set forth on Schedule 4.25(c), and have indefeasible rights to use approximately 32,644 route-miles and approximately 418,479 fiber-miles of fiber between the city pairs (and/or submarine IRUs) set forth on Schedule 4.25(c) (including the names of the respective fiber vendors).

(d)           Parent and its Subsidiaries have good and valid title to or otherwise have the right to use all items and equipment necessary to operate and maintain the network of Parent and its Subsidiaries and such items and equipment are in good operating condition and repair, free from all material defects, subject only to normal wear and tear.

Section 4.26.        State Takeover Statutes.  No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in Parent’s Organizational Documents is, or at the Effective Time will be, applicable to

Parent, Parent Common Stock, the Amalgamation or the other transactions contemplated by this Agreement, the Amalgamation Agreement or the Voting Agreement.

Section 4.27.        Board Approval.  The Board of Directors of Parent, at a meeting duly called and held, by unanimous vote (i) determined that this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby, including the Amalgamation, are advisable and fair to, and in the best interests of, Parent, (ii) approved this Agreement, the Amalgamation Agreement and the transactions contemplated hereby and thereby, including the Amalgamation, and (iii) resolved to recommend that the holders of the shares of Parent Common Stock approve the Parent Share Issuance and adopt the Parent Charter Amendment and directed that such matters be submitted for consideration by Parent stockholders at the Parent Stockholders Meeting. Parent hereby agrees to the inclusion in the Joint Proxy Statement/Prospectus of the recommendation of the Board of Directors of Parent described in this Section 4.27 (subject to the right of the Board of Directors of Parent to withdraw, amend or modify such recommendation in accordance with Section 7.4).

Section 4.28.        Vote Required.  The (i) affirmative vote to approve the Parent Share Issuance by the holders of Parent Common Stock representing a majority of the votes cast by such holders at a meeting of stockholders of Parent called for such purpose and entitled to vote thereon (provided that the total vote cast on the proposal represents over 50% in interest of all Parent Common Stock entitled to vote thereon) and (ii) the affirmative vote to approve and adopt the Parent Charter Amendment by the holders of Parent Common Stock representing at least a majority of the outstanding shares of Parent Common Stock (together, the “Required Parent Vote”), is the only vote or consent of the holders of any class or series of Parent’s capital stock necessary  in connection with the transactions contemplated by this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby, including the Amalgamation.

Section 4.29.        Illegal or Unauthorized Payments; Political Contributions; Exports.

Except as set forth on Schedule 4.29, since January 1, 2006:

(a)           None of Parent, any Subsidiary or, to the Knowledge of Parent, any directors or officers, agents or employees of Parent or any Subsidiary, has (i) provided remuneration or received any remuneration in violation of 42 U.S.C. 1320a-7b(b), the “Federal anti-kickback statute” or any similar law, or (ii) participated in providing financial or reimbursement information to customers that was reported to government reimbursement agencies and that was untrue or misleading in violation of 31 U.S.C. 3729, the “Federal False Claims Act” or any similar law.

(b)           Parent and its Subsidiaries and, to the Knowledge of Parent, any and all distributors of Parent’s and its Subsidiaries’ products and services have (i) complied with all applicable Trade Laws and (ii) made reasonable efforts to ensure that no products have been sold directly or indirectly to any entity where such sales are, or were at any time during the previous two years, prohibited by these Trade Laws or other regulations, including, without limitation, in the case of each of clause (i) and (ii) with respect to any sales made in Iran or to any Person in Iran.

(c)           Neither Parent nor any of its Subsidiaries has received notice that it has been the subject of any investigation, complaint or claim of any violation of any Trade Law by any Governmental Entity.

(d)           Parent and each of its Subsidiaries has established and continues to maintain reasonable internal controls and procedures intended to ensure compliance with the Trade Laws, including controls and procedures designed to ensure that Parent’s and its Subsidiaries’ agents, representatives, joint venture partners, and other third parties are in compliance with Trade Laws.

Section 4.30.        No Improper Payments to Foreign Officials.

Except as set forth on Schedule 4.30, since January 1, 2006:

(a)           None of Parent, its Subsidiaries, any of the officers, directors, employees, agents or other representatives of Parent or its Subsidiaries, or any other business entity or enterprise with which Parent or any of its Subsidiaries is or has been affiliated or associated, has, directly or indirectly, taken any action which would cause Parent or any of its Subsidiaries to be in violation of the FCPA or any Anticorruption Laws.

(b)           None of Parent, its Subsidiaries, any of the officers, directors, employees, agents or other representatives of Parent or its Subsidiaries, or any other business entity or enterprise with which Parent or any of its Subsidiaries is or has been affiliated or associated, has on behalf of Parent or any of its Subsidiaries taken any act corruptly in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a “foreign official” (as defined in the FCPA) to secure any improper advantage or to obtain or retain business for Parent or any of its Subsidiaries.

(c)           None of Parent, its Subsidiaries, any of the officers, directors, employees, agents or other representatives of Parent or its Subsidiaries, or any other business entity or enterprise with which Parent or any of its Subsidiaries is or has been affiliated or associated, has, directly or indirectly, taken any action that would cause Parent or Amalgamation Sub to be in violation of the FCPA or the Anticorruption Laws as of the Effective Time.

(d)           None of the officers, directors, employees, agents or other representatives of Parent or any of its Subsidiaries are or were “foreign officials” (as defined in the FCPA) who have acted or are in a position to act in any official capacity with respect to Parent or any of its Subsidiaries while they were an officer, director, or employee, agent or other representative of Parent or such Subsidiary, as applicable.

(e)           Parent and each of its Subsidiaries has established and continues to maintain reasonable internal controls and procedures intended to ensure compliance with the FCPA and the Anticorruption Laws, including controls and procedures designed to ensure that

Parent’s and its Subsidiaries’ agents, representatives, joint venture partners, and other third parties do not make payments in violation of the FCPA and the Anticorruption Laws.

(f)            The U.S. government has not notified Parent or any of its Subsidiaries of any actual or alleged violation or breach of the FCPA or the Anticorruption Laws.  Other than the U.S. government, no Person has, to the Knowledge of Parent, notified Parent or any of its Subsidiaries of any actual or alleged violation or breach of the FCPA or the Anticorruption Laws.  To the Knowledge of Parent, none of Parent or any of its Subsidiaries is under investigation by any government for alleged violation(s) of the FCPA or the Anticorruption Laws.

(g)           Other than routine compliance and audit activities, none of Parent and its Subsidiaries has undergone or is undergoing any audit, review, inspection, investigation, survey or examination of records relating to Parent’s or any of its Subsidiaries’ compliance with the FCPA or the Anticorruption Laws, nor, to the Knowledge of Parent, is there any basis for any such audit, review, inspection, investigation, survey or examination of records other than routine compliance and audit activities.

Section 4.31.        No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, none of Parent, Amalgamation Sub or any other Person makes any other express or implied representation or warranty on behalf of Parent or Amalgamation Sub with respect to Parent and its Subsidiaries.

ARTICLE V.

COVENANTS OF THE COMPANY

The Company hereby covenants as follows:

Section 5.1.           Conduct of Business Before the Closing Date.

(a)           The Company covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as otherwise specifically contemplated by the terms of this Agreement), unless Parent shall otherwise consent in writing:  (i) the businesses of the Company and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as well as the timely filing of all reports, forms and other documents, and payment of all applicable regulatory fees and assessments, under applicable state and federal law; (ii) the Company shall and shall cause its Subsidiaries to continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use, and (iii) the Company shall use its commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the present officers and key employees of the Company and its Subsidiaries and to preserve, in all material respects, the present relationships of the Company and its Subsidiaries with persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement or as set forth on Schedule 5.1(a)), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses (i), (iii) with respect to the sale or transfer of any Subsidiary or business unit or division, (iv), (v), (vi) with respect to acquisitions of any businesses, (ix) and (xiv)):

(i)            make any material change in the conduct of its businesses or enter into any material transaction other than in the ordinary course of business and consistent with past practice;

(ii)           make any change in any of its organizational documents; issue any additional shares of capital stock (other than upon the exercise of options to purchase Company Common Shares or pursuant to the terms of Company RSUs, or upon the conversion of shares of Convertible Preferred Stock, in each case outstanding on the date hereof), membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise;

(iii)          make any sale, assignment, transfer, abandonment, sublease or other conveyance of any material asset or Company Property, other than (A) granting or entering into any pre-paid leases or IRUs, entering into subleases of co-location space, dispositions of worn-out or obsolete equipment for fair or reasonable value, or other similar transactions, in each case in the ordinary course of business and consistent with past practice, (B) as required by the terms of any agreement governing the Company’s Indebtedness or (C) in accordance with clause (xiv) below;

(iv)          subject any of its assets, properties or rights or any part thereof, to any Lien or suffer such to exist other than Permitted Liens (which, for the avoidance of doubt, include additional Liens on assets of the Company or its Subsidiaries after the date hereof to secure Indebtedness of the Company or its Subsidiaries outstanding as of the date hereof if required pursuant to the terms of such Indebtedness);

(v)           redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of the Company or declare, set aside or pay any dividends or other distribution in respect of such shares or interests other than (A) for the purpose of satisfying withholding tax obligations, the purchase, redemption or other acquisition of Company Common Shares or Company RSUs from current or former employees or directors of the Company pursuant to the terms of any employment or option agreement or Company Benefit Plan and (B) the payment of cumulative or current dividends in respect of the Convertible Preferred Stock as and when due in accordance with the terms thereof;

(vi)          acquire, lease or sublease any material assets or properties (including any real property) other than in the ordinary course of business and consistent with past practice or as permitted by clause (iii) above;

(vii)         (A) increase the compensation or benefits payable or to become payable to the directors or Key Employees or materially increase the compensation or benefits payable or to become payable to consultants or other employees of the Company or any of its Subsidiaries, except, in each case, (1) as otherwise required by the terms of any Company Benefit Plan or (2) as required by law, (B) establish, adopt, enter into or amend any Company Benefit Plan or other collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance, stock incentive or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee, except as contemplated by this Agreement or to the extent required by applicable law or the terms of a collective bargaining agreement, (C) increase the benefits payable under any existing severance or termination pay policies or employment or other agreements, (D) except as specifically provided herein, take any affirmative action to accelerate the vesting of any stock-based compensation except for administrative actions required under any applicable agreement, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units,  restricted stock, or other equity-based compensation, or the removal of existing restrictions in any outstanding agreement) except for administrative actions required under any applicable agreement, (F) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan except for administrative actions required under any applicable agreement, (G) grant or promise any tax offset payment award under any Company Benefit Plan, (H) make any loan or cash advance to, or engage in any transaction with, any current or former director, officer, employee or independent contractor, (I) hire or promise to hire any officer, or (J) hire or promote any consultant or employee who is not an officer (or would be an officer after hire or promotion) other than in the ordinary course of business consistent with past practice;

(viii)        enter into any agreement, contract, or commitment (or series of such similar transactions), other than a renewal in the ordinary course of business (except in the case of (B)(2) and (B)(3) below), (A) (1) for capital expenditures in excess of $25,000,000 or (2) that would require capital expenditures in the aggregate in excess of the Company’s annual capital expenditure budget for 2011 as was provided to Parent prior to the date hereof, or in 2012, in excess of 110% of such 2011 budgeted amount; provided that the capital expenditures in any given calendar quarter may not exceed 135% of the Company’s capital expenditure budget for such quarter;  (B) for telecommunications access services (1) in excess of $25,000,000, (2) in excess of the Company’s annual expenditure budget for telecommunications access services for 2011 as was provided to Parent prior to the date hereof, or in 2012, in excess of 110% of such 2011 budgeted amount or (3) in respect of renewals of the access agreements with the counterparties listed on Schedule 5.1(a), a term greater than 12 months, or (C) for telecommunications network operating expenditures, including real estate leases, (1) in excess of $10,000,000, (2) in excess of the Company’s annual operating expenditure budget for such items for 2011 as was provided to Parent prior to the date hereof, or, in 2012, in excess of 110% of such 2011 budgeted amount;

(ix)           pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than Wholly Owned Subsidiaries);

(x)            fail to keep in full force and effect insurance comparable in amount and scope to coverage currently maintained;

(xi)           make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP, or write off as uncollectible any material accounts receivable except in the ordinary course of business and consistent with past practice;

(xii)          (A) make or change any material Tax election, (B) change an annual accounting period, (C) file any amended material Tax Return, (D) enter into any closing agreement with respect to a material amount of Tax, (E) settle any material Tax claim or assessment relating to the Company or any of its Subsidiaries, or (F) surrender any right to claim a refund of material Taxes, other than in the case of actions described in clauses (A), (E) and (F) and, solely with respect to United States state and local Tax matters, (D) of this Section 5.1(a)(xii), in the ordinary course of business consistent with past practice, without consultations with Parent;

(xiii)         settle, release or forgive any claim requiring payments to be made by the Company or any of its Subsidiaries in excess of $2,000,000 individually, or $10,000,000 in the aggregate, other than intercompany claims, or waive any right with respect to any material claim held by the Company or any of its Subsidiaries other than in the ordinary course of business and consistent with past practice, or settle or resolve any claim against the Company or any of its Subsidiaries on terms that require the Company or any of its Subsidiaries to materially alter its existing business practices;

(xiv)        lend money to any Person (other than to the Company or to Wholly Owned Subsidiaries) or incur or guarantee any Indebtedness for borrowed money (other than from the Company or its Wholly Owned Subsidiaries); provided that (A) the Company (or any of its Subsidiaries that are lessees under capital leases existing on the date hereof) may enter into capital lease obligations so long, as after giving effect to the entry into such obligations, the Company’s aggregate outstanding capital lease obligations do not exceed $153,000,000, (B) the Company may conduct a registered exchange offer with respect to the Senior Notes in connection with which it may issue new Senior Notes in exchange for outstanding Senior Notes and (C) the Company and its Subsidiaries may guarantee any Existing Indebtedness to the extent required under the terms of the agreement or indenture governing such Indebtedness; or

(xv)         commit to do any of the foregoing.

(b)           Nothing contained in this Agreement shall give to Parent or Amalgamation Sub, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date.  Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 5.2.           Notice of Breach.  From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, the Company shall promptly give written notice with particularity upon having Knowledge of (i) any matter that may constitute a material breach of any representation, warranty, agreement or covenant contained in this Agreement or (ii) the existence of any event or circumstance that would be likely to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement not to be satisfied or that would be likely to cause the Financing not to occur.

Section 5.3.           Bermuda Required Actions.  Prior to the Closing, the Company shall (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers and (ii) prepare a duly certified copy of the Company’s shareholder resolutions evidencing the Required Company Vote and deliver such documents to Parent.

ARTICLE VI.

COVENANTS OF PARENT AND AMALGAMATION SUB

Section 6.1.           Conduct of the Business Before the Closing Date.

(a)           Parent covenants and agrees that, during the period from the date hereof to the earlier of the termination of this Agreement in accordance with its terms and the Effective

Time (except as otherwise specifically contemplated by the terms of this Agreement), unless the Company shall otherwise consent in writing: (i) the businesses of Parent and its Subsidiaries shall be conducted, in all material respects, in the ordinary course of business and in a manner consistent with past practice and, in all material respects, in compliance with applicable laws, including without limitation the timely filing of all reports, forms or other documents with the SEC required pursuant to the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as well as the timely filing of all reports, forms and other documents, and payment of all applicable regulatory fees and assessments, under applicable state and federal law; (ii) Parent shall and shall cause its Subsidiaries to continue to maintain, in all material respects, its assets, properties, rights and operations in accordance with present practice in a condition suitable for their current use, and (iii) Parent shall use its commercially reasonable efforts consistent with the foregoing to preserve substantially intact the business organization of Parent and its Subsidiaries, to keep available the services of the present officers and key employees of Parent and its Subsidiaries and to preserve, in all material respects, the present relationships of Parent and its Subsidiaries with persons with which Parent or any of its Subsidiaries has significant business relations.  Without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries shall (except as specifically contemplated by the terms of this Agreement or as set forth on Schedule 6.1(a)), between the date of this Agreement and the earlier of the termination of this Agreement in accordance with its terms and the Effective Time, directly or indirectly do, any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed, other than with respect to clauses (i), (ii), (iii), (iv) with respect to acquisitions of any businesses, (v) and (x)):

(i)            make any material change in the conduct of its businesses or enter into any transaction other than in the ordinary course of business and consistent with past practice;

(ii)           make any change in any of its organizational documents; issue any additional shares of capital stock, membership interests or partnership interests or other equity securities or grant any option, warrant or right to acquire any capital stock, membership interests or partnership interests or other equity securities or issue any security convertible into or exchangeable for such securities or alter in any way any of its outstanding securities or make any change in outstanding shares of capital stock, membership interests or partnership interests or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise; except, in each case, for (A) grants of stock options or restricted stock units under the Parent Benefit Plans in the ordinary course of business, (B) shares of Parent Common Stock issuable upon exercise of outperform stock options or settlement of restricted stock units, (C) shares of Parent Common Stock issuable upon conversion of outstanding convertible notes, (D) shares of Parent Common Stock issuable to directors of Parent in accordance with Parent’s director compensation plans or (E) up to 50,000,000 shares of Parent Common Stock in the aggregate issuable in connection with acquisitions permitted under this Section 6.1;

(iii)          redeem, retire, purchase or otherwise acquire, directly or indirectly, any shares of the capital stock, membership interests or partnership interests or other ownership interests of Parent and its Subsidiaries or declare, set aside or pay any dividends or other distribution in respect of such shares or interests of Parent other than (A) the purchase, redemption or other acquisition of Parent Common Stock or Parent RSUs from current or former employees of Parent as permitted or contemplated by the terms of any employment or option agreement or Parent Benefit Plan or (B) the distribution of rights pursuant to the terms of the Rights Agreement;

(iv)          acquire, lease or sublease any material assets, or properties (including any real property), or enter into any other transaction, other than in the ordinary course of business and consistent with past practice, or in connection with transactions that both (x) do not exceed $100,000,000 in the aggregate of all such transactions, and (y) are not reasonably expected to prevent, materially hinder or materially delay the receipt of the necessary or required waiting period expirations or terminations, consents, approvals and authorizations for the transactions contemplated by this Agreement and the Amalgamation Agreement under the HSR Act and similar laws of other jurisdictions, the Communications Act, Section 721 of the Defense Production Act, or any other Regulatory Law;

(v)           pay, lend or advance any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than Wholly Owned Subsidiaries);

(vi)          fail to keep in full force and effect insurance comparable in amount and scope to coverage maintained;

(vii)         make any change in any method of accounting or accounting principle, method, estimate or practice except for any such change required by reason of a concurrent change in GAAP, or write off as uncollectible any material accounts receivable except in the ordinary course of business and consistent with past practice;

(viii)        (A) make or change any material Tax election, (B) change an annual accounting period, (C) file any amended material Tax Return, (D) enter into any closing agreement with respect to a material amount of Tax, (E) settle any material Tax claim or assessment relating to Parent or any of its Subsidiaries, or (F) surrender any right to claim a refund of material Taxes, other than in the case of actions described in clauses (A), (E) and (F) and, solely with respect to United States state and local Tax matters, (D) of this Section 6.1(a)(viii), in the ordinary course of business consistent with past practice, without consultations with the Company;

(ix)           settle, release or forgive any material claim or any claim held by Parent or any of its Subsidiaries or waive any right thereto, or settle or resolve any claim against Parent or any of its Subsidiaries on terms that require Parent or any of its Subsidiaries to materially alter its existing business practices;

(x)            lend money to any Person (other than Wholly Owned Subsidiaries) or incur or guarantee any Indebtedness for borrowed money or enter into any capital lease obligation other than as permitted under the Commitment Letter as of the date hereof or in connection with the Required Refinancing Indebtedness; provided that (A) Parent, or Level 3 Financing, as applicable, may conduct a registered exchange offer with respect to each of the Parent 11.875% Senior Notes and the Level 3 Financing 9.375% Senior Notes in connection with which it may issue new Parent 11.875% Senior Notes and Level 3 Financing 9.375% Senior Notes, respectively, in exchange for outstanding Parent 11.875% Senior Notes and Level 3 Financing 9.375% Senior Notes, respectively, and (B) Parent and its Subsidiaries may guarantee any Indebtedness of Parent and its Subsidiaries in existence on the date hereof or permitted to be incurred in compliance with the terms hereof prior to the Termination Date, to the extent required under the terms of the agreement or indenture governing such Indebtedness; or

(xi)           commit to do any of the foregoing.

(b)           Nothing contained in this Agreement shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or its Subsidiaries prior to the Closing Date.  Prior to the Closing Date, Parent and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 6.2.           Employee Benefits.

(a)           For the period commencing on the Effective Time and ending on December 31, 2011, Parent agrees that each employee of the Company or its Subsidiaries who shall have been an employee of the Company or its Subsidiaries as of the Effective Time (each, a “Continuing Company Employee”), while such Continuing Company Employee remains employed by Parent, the Amalgamated Company, or any Subsidiary of the Amalgamated Company, shall be eligible to either, at the sole discretion of Parent: (i) participate in Parent’s employee benefit plans and programs, including any pension plan, defined benefit plan, defined contribution plan, bonus plan, profit sharing plan, severance plan, medical plan, dental plan, life insurance plan, time off programs and disability plan (excluding any equity incentive plan), in each case to the same extent as similarly situated employees of Parent or its Subsidiaries; or (ii) continue to participate in employee benefit plans, programs and policies of the Company and its Subsidiaries, which provide benefits that are no less favorable in the aggregate to the benefits (excluding equity-based compensation) provided to such Continuing Company Employee under the Company Benefit Plans immediately before the Closing Date; provided that neither Parent, the Amalgamated Company, nor any Subsidiary of the Amalgamated Company shall be required to provide any Continuing Company Employee with any type of benefit (or any compensation in lieu thereof) that the Continuing Company Employee receives, or becomes vested in, in connection with the transactions contemplated by this Agreement and the Amalgamation Agreement.

(b)           Parent agrees that any Continuing Company Employee whose employment is terminated within the one (1) year period commencing on the Effective Time will be entitled to cash severance benefits that are no less favorable, and welfare benefits that are no less favorable in the aggregate, in each case than the cash severance benefits and welfare benefits, respectively, if any, determined in accordance with the terms of the applicable Company Benefit Plan providing for severance benefits to such Continuing Company Employee in effect as of the date of this Agreement.

(c)           With respect to any Company Benefit Plan or Parent Benefit Plan in which any employees and former employees of the Company or Parent and their Subsidiaries (the “Participating Employees”) first become eligible to participate on or after the Effective Time, and in which such Participating Employees did not participate prior to the Effective Time (collectively, the “New Plans”), each Participating Employee shall, to the extent permitted by applicable law, receive full credit for the years of continuous service by such Participating Employee recognized by the Company or its Subsidiaries prior to the Effective Time to the same extent as if it were service with Parent for purposes of (i) satisfying the service requirements for eligibility to participate in each such New Plan, (ii) vesting in any benefits under each such New Plan, and (iii) calculating the level of benefits with respect to severance, vacation, personal days off and any other welfare-type benefits with respect to which a Participating Employee may be eligible, where service is a factor in calculating benefits, provided that, none of the foregoing shall apply with respect to defined benefit pension plans benefit accrual or where such credit would result in a duplication of benefits.  With respect to any New Plan that is a welfare benefit plan in which any Participating Employees first become eligible to participate on or after the Effective Time, and in which such Participating Employees did not participate prior to the Effective Time, subject to any applicable plan provisions, contractual requirements or laws, Parent shall, (A) cause to be waived any eligibility requirements or pre-existing condition limitations except to the extent such eligibility requirements or pre-existing conditions would apply under the analogous Company Benefit Plan or Parent Benefit Plan in which any such Participating Employee was a participant or eligible to participate as of immediately prior to the Effective Time, and (B) give effect, in determining any deductibles, co-insurance or maximum out of pocket limitations, to amounts paid by such Participating Employees prior to the Effective Time under a Company Benefit Plan or Parent Benefit Plan in which any such Participating Employee was a participant as of immediately prior to the Effective Time (to the same extent that such credit was given under such Company Benefit Plan or Parent Benefit Plan prior to the Effective Time) in satisfying such requirements during the plan year in which the Effective Time occurs.

(d)           If requested by Parent at least ten Business Days prior to the Closing Date, the Company shall take (or cause to be taken) all actions reasonably necessary pursuant to resolutions of the Board of Directors of the Company necessary or appropriate to terminate, effective no later than the day prior to the Closing Date, any defined contribution Company Benefit Plan that contains a cash or deferred arrangement, whether intended to qualify under Section 401(k) of the Code or otherwise (a “Company Defined Contribution Plan”).  If the Company is required to terminate any Company Defined Contribution Plan, then the Company shall provide to Parent prior to the Closing Date written evidence of the adoption by the Board of Directors the Company of resolutions authorizing the termination of such Company Defined

Contribution Plan (the form and substance of which resolutions shall be subject to the prior review and approval of Parent, which approval shall not be unreasonably withheld or delayed).

(e)           Nothing contained in this Section 6.2, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, including without limitation, any Company Benefit Plan or any Parent Benefit Plan, (ii) shall alter or limit the ability of any of Parent, Amalgamation Sub, the Company, the Amalgamated Company, or any of their respective Subsidiaries to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any Person (including for the avoidance of doubt any current or former employee) any right as a third-party beneficiary of this Agreement.

Section 6.3.           Indemnification Continuation.

(a)           For purposes of this Section 6.3, (i) “Indemnified Person” shall mean any person who is now, or has been at any time prior to the Effective Time, (x) an officer or director of the Company or any of its Subsidiaries or (y) serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, and can (in the case of a person contemplated by clause (y)) provide reasonable evidence thereof to Parent and (ii) “Proceeding” shall mean any claim, action, suit, proceeding or investigation.

(b)           From and after the Effective Time, Parent shall, or Parent shall cause the Amalgamated Company to the fullest extent permitted by applicable law, to provide indemnification to each Indemnified Person to the same extent and under the same conditions and procedures (and subject to the same conditions, including with respect to the advancement of expenses) as such Indemnified Person is entitled on the date hereof under the Company Organizational Documents (or the corresponding organizational documents of any Subsidiary of the Company) in connection with any Proceeding based directly or indirectly (in whole or in part) on, or arising directly or indirectly (in whole or in part) out of, the fact that such Indemnified Person is or was an officer or director of the Company or any of its Subsidiaries, or is or was serving at the request of the Company as an officer or director of another corporation, joint venture or other enterprise or general partner of any partnership or a trustee of any trust, whether pertaining to any matter arising before or after the Effective Time.  An Indemnified Person shall repay the Amalgamated Company for any expenses incurred by Amalgamated Company in connection with the indemnification of such Indemnified Person pursuant to this Section 6.3 if it is ultimately determined that such Indemnified Person did not meet the standard of conduct necessary for indemnification by the Amalgamated Company as set forth in the Company Organizational Documents.  The Amalgamated Company shall not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificates of incorporation and by-laws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification contracts of the Company or its Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, in each case in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries

(c)                                  Parent shall cause the Amalgamated Company to, and the Amalgamated Company shall, maintain in effect for six years from the Effective Time the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided that the Amalgamated Company may substitute therefor policies with reputable carriers of at least the same coverage containing terms, conditions and exclusions that are not less favorable in the aggregate to the Indemnified Persons); provided, however, that in no event shall the Amalgamated Company be required to expend pursuant to this Section 6.3(c) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Amalgamated Company would be required to expend more than 300% of current annual premiums, the Amalgamated Company shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 300% of current annual premiums. In lieu of the foregoing, the Company may purchase, prior to the Effective Time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Indemnified Person.  If such “tail” policy has been established by the Company, Parent shall not terminate such policy and shall cause all obligations thereunder to be honored by it and the Amalgamated Company.

(d)                                 The provisions of this Section 6.3 shall survive the consummation of the Amalgamation for a period of six years and are expressly intended to benefit each of the Indemnified Persons; provided, however, that in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

(e)                                  Parent shall, and shall cause the Amalgamated Company to, pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.3; provided, Parent shall only be liable for such expenses incurred by an Indemnified Person if such Indemnified Person successfully enforces its claim in an enforcement action to enforce the indemnity and other obligations in this Section 6.3.

Section 6.4.                                Notice of Breach.  From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Article IX hereof, Parent shall promptly give written notice with particularity upon having Knowledge of (i) any matter that may constitute a material breach of any representation, warranty, agreement or covenant contained in this Agreement or (ii) the existence of any event or circumstance that would be likely to cause any condition to the obligations of any party hereto to effect the transactions contemplated by this Agreement not to be satisfied or that would be likely to cause the Financing not to occur.

Section 6.5.                                Bermuda Required Actions.  Prior to the Closing, Amalgamation Sub shall (and Parent, as the sole shareholder of Amalgamation Sub shall cause Amalgamation Sub to) (i) procure that the statutory declarations required by Section 108(3) of the Companies Act are duly sworn by one of Amalgamation Sub’s officers; (ii) prepare a duly certified copy of the shareholder resolutions evidencing the approval of Parent, as the sole stockholder of the Amalgamation Sub, of the Amalgamation; (iii) obtain the approval of the Registrar to the proposed name of the Amalgamated Company; and (iv) prepare a notice advising the Registrar of the registered office of the Amalgamated Company.

ARTICLE VII.

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1.                                Preparation of Joint Proxy Statement/Prospectus and Registration Statement; Stockholder Meetings.

(a)                                  As promptly as practicable, and in any event within 45 days after the execution of this Agreement, the Company and Parent shall cooperate in preparing and cause to be filed with the SEC the Joint Proxy Statement/Prospectus, and Parent shall prepare, together with the Company, and file with the SEC the registration statement on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable in the Amalgamation will be registered with the SEC (the “Registration Statement”) (in which the Joint Proxy Statement/Prospectus will be included).  Parent and the Company shall use their reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Amalgamation.  The Joint Proxy Statement/Prospectus shall include the recommendation of each of the Boards of Directors of the Company and Parent in favor of approval and adoption of this Agreement, the Amalgamation Agreement and the Amalgamation, and any resolution required by Rule 14a-21(c) under the Exchange Act to approve, on an advisory basis, the compensation required to be disclosed in the Registration Statement pursuant to Item 402(t) of Regulation S-K, except to the extent the Board of Directors of the Company shall have withdrawn or modified its approval or recommendation of this Agreement, the Amalgamation Agreement or the Amalgamation to the extent such action is permitted by Section 7.4, and, with respect to the Board of Directors of Parent, in favor of approval and adoption of the Parent Share Issuance and the Parent Charter Amendment.  Each of the Company and Parent shall use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders as promptly as practicable after the Registration Statement becomes effective.  The parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Joint Proxy Statement/Prospectus and the Registration Statement and advise one another of any oral comments received from the SEC.  The Registration Statement and the Joint Proxy Statement/Prospectus shall, at the time of each of the Company Stockholders Meeting and the Parent Stockholders Meeting, comply as to form in all material respects with the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

(b)                                 Parent and the Company shall make all necessary filings with respect to the Amalgamation and the transactions contemplated thereby under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder.  Each party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Amalgamation for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.  No amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement shall be filed without the approval of both parties hereto, which approval shall not be unreasonably withheld or delayed; provided that with respect to documents filed by a party which are incorporated by reference in the Joint Proxy Statement/Prospectus or the Registration Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations.  If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and Parent.

(c)                                  The Company shall cause the Company Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Company Vote.  In connection with such meeting, the Company will (i) subject to Section 7.4(b) and Section 7.4(c), use its reasonable best efforts to obtain the Required Company Vote and (ii) otherwise comply with all legal requirements applicable to such meeting.  The information supplied or to be supplied by the Company specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  The information supplied or to be supplied by the Company specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the shareholders of the Company and the stockholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)                                 Parent shall cause the Parent Stockholders Meeting to be duly called and held as soon as reasonably practicable for the purpose of obtaining the Required Parent Vote.  In connection with such meeting, Parent will (i) subject to Section 7.4(h), use its reasonable best efforts to obtain the Required Parent Vote and (ii) otherwise comply with all legal requirements applicable to such meeting.  The information supplied or to be supplied by Parent specifically for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.  The information supplied or to be supplied by Parent specifically for inclusion in the Joint Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date(s) the Joint Proxy Statement/Prospectus is first mailed to the shareholders of the Company and the stockholders of Parent, respectively, or at the time of the Company Stockholders Meeting or the Parent Stockholders Meeting, respectively, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 7.2.                                Access to Information.

Upon reasonable notice, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) afford to the other party hereto and its representatives (including Financing Sources and their representatives) reasonable access during normal business hours, during the period prior to the Effective Time, to all its officers, employees, properties, offices, plants and other facilities and to all books and records, including financial statements, other financial data and monthly financial statements within the time such statements are customarily prepared, and, during such period, each of Parent and the Company shall (and shall cause its respective Subsidiaries to) furnish promptly to the other party hereto and its representatives (including Financing Sources and their representatives), consistent with its legal obligations, all other information concerning its business, properties and personnel as such Person may reasonably request; provided, however, that either party hereto may restrict the foregoing access to the extent that, in such Person’s reasonable judgment, (i) providing such access would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such Person shall have used all reasonable efforts to obtain the consent of such third party to such access, or (ii) any law, treaty, rule or regulation of any Governmental Entity applicable to such Person requires such Person or its Subsidiaries to preclude the other party and its representatives from gaining access to any properties or information.  Each party hereto will hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of that certain agreement, dated July 2, 2009 (the “Confidentiality Agreement”), between the Company and Parent.

Section 7.3.                                Efforts.

(a)                                  Subject to the terms and conditions of this Agreement, each party will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Amalgamation and the other transactions contemplated by this Agreement and the Amalgamation Agreement as soon as practicable after the date hereof, including, without limitation, (i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Amalgamation or any of the other transactions contemplated by this Agreement or the Amalgamation Agreement and (ii) taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals; provided, however, that efforts in connection with the Financing and the Required Refinancing Indebtedness shall be governed by Section 7.12 and not this Section 7.3.  In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and in any event within 20 Business Days after the execution of this Agreement, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(b)                                 Each of Parent and the Company shall, in connection with the efforts referenced in Section 7.3(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations for the transactions contemplated by this Agreement and the Amalgamation Agreement under the HSR Act, the Communications Act or any other Regulatory Law (as defined below), (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), the FCC, CFIUS or any other Governmental Entity, by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement and the Amalgamation Agreement, provided, however, that materials may be redacted (x) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns; and (iii) permit the other party to review any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC, the FCC, CFIUS, or any other Governmental Entity, provided, however, that materials may be redacted (x) to remove references concerning the valuation of Parent, Company or any of their Subsidiaries, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns, or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC, the FCC, CFIUS or any other applicable Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings, substantive telephone calls and conferences.  For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Communications

Act, Section 721 of the Defense Production Act , and all other national, federal or state, domestic or foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or affecting competition or market conditions through merger, acquisition or other transaction, (ii) regulate telecommunications businesses, or (iii) regulate foreign investment.  In furtherance and not in limitation of the covenants of the parties contained in Section 7.3(a) and this Section 7.3(b), each party hereto shall use its reasonable best efforts to resolve objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement and the Amalgamation Agreement under any Regulatory Law.  Notwithstanding anything to the contrary contained in this Agreement, Parent shall not be required to agree to any terms, conditions or  modifications (including Parent, the Company or any of their respective Subsidiaries having to cease operating, sell or otherwise dispose of any assets or business (including the requirement that any such assets or businesses be held separate)) with respect to obtaining the expiration or termination of any waiting period or any consents, permits, waivers, approvals, authorizations or orders in connection with the Amalgamation or the consummation of the transactions contemplated by this Agreement and the Amalgamation Agreement that would result in, or would be reasonably likely to result in, either individually or in the aggregate, a material adverse effect on (x) the business or operations of the Company and its Subsidiaries, taken as a whole, (y) Parent and its Subsidiaries, taken as a whole (assuming Parent and its Subsidiaries, taken as a whole, are the size of the Company and its Subsidiaries, taken as a whole), or (z) Parent and its Subsidiaries, taken as a whole, after giving effect to the Amalgamation (assuming Parent and its Subsidiaries, taken as a whole, prior to giving effect to the Amalgamation, are the size of the Company and its Subsidiaries, taken as a whole, prior to giving effect to the Amalgamation).

(c)                                  Each of Parent and the Company shall use its commercially reasonable efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities, necessary, proper or advisable for the consummation of the transactions contemplated by this Agreement and the Amalgamation Agreement and to provide any notices to third parties required to be provided prior to the Effective Time; provided that, without the prior written consent of Parent, the Company shall not incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a material adverse effect on the business or operations of the Company and its Subsidiaries, taken as a whole.  If at any point during the CFIUS review process, CFIUS offers the parties an opportunity to withdraw and resubmit their joint notice, and either party opts to request withdrawal and resubmission in response to such offer by CFIUS, then the other party shall agree to join the request for withdrawal and resubmission at the end of the first initial 30-day review.

(d)                                 The parties shall use their commercially reasonable efforts to negotiate such amendments to (or the replacement of) the Network Security Agreement and any such similar agreements as they may deem necessary, proper or advisable.

Section 7.4.                                Acquisition Proposals.

(a)                                  Subject to Section 7.4(b), none of the Company or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly) the Company authorize or permit any of its or their controlled Affiliates, officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than Parent) relating to any Company Acquisition Proposal, or agree to or endorse any Company Acquisition Proposal; (ii) enter into any agreement to (x) consummate any Company Acquisition Proposal, (y) approve or endorse any Company Acquisition Proposal or (z) in connection with any Company Acquisition Proposal, require it to abandon, terminate or fail to consummate the Amalgamation; (iii) enter into or participate in any discussions or negotiations in connection with any Company Acquisition Proposal or inquiry with respect to any Company Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Company Acquisition Proposal; or (iv) agree to resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence.  The Company shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.  The Company shall promptly inform its representatives and advisors of the Company’s obligations under this Section 7.4.  Any violation of this Section 7.4 by any representative of the Company or its Subsidiaries shall be deemed to be a breach of this Section 7.4 by the Company.  For purposes of this Section 7.4, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Subsidiaries of Parent and, with respect to Parent, the Company.

“Company Acquisition Proposal” means any offer or proposal for a merger, amalgamation, reorganization, recapitalization, consolidation, scheme of arrangement, share exchange, business combination or other similar transaction involving the Company or any of its Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of the Company or more than 20% of the assets of the Company and its Subsidiaries taken as a whole, other than the Amalgamation contemplated by this Agreement and the Amalgamation Agreement.

(b)                                 Notwithstanding the foregoing, the Board of Directors of the Company, directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Company Stockholders Meeting, (i) comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal, so long as any such compliance rejects any Company Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement and the Amalgamation Agreement, except to the extent such action is permitted by Section 7.4(c), or issue a “stop, look and listen” statement, (ii) engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Company Acquisition Proposal not resulting from or arising out of a breach of Section 7.4(a), and/or (iii) furnish to such Person information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement and to the extent nonpublic information that has not been made available to Parent is made available to such Person, furnish such nonpublic information substantially concurrent with the time it is provided to such Person; provided that the Board of Directors of the Company shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of the Company has determined in good faith by a majority vote that such Company Acquisition Proposal constitutes or would reasonably be expected to result in, a Company Superior Proposal.

“Company Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party that is not affiliated with the Company to enter into any transaction involving a Company Acquisition Proposal that the Board of Directors of the Company determines in its good faith judgment (after consultation with the Company’s outside legal counsel and financial advisor) would be, if consummated, more favorable to the Company’s shareholders than this Agreement, the Amalgamation Agreement and the Amalgamation, taking into account all terms and conditions of such transaction (including any break-up fees, expense reimbursement provision and financial terms, the anticipated timing, conditions and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals), except that the reference to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “50%”.  Reference to “this Agreement”, the “Amalgamation Agreement” and “the Amalgamation” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement, the Amalgamation Agreement or the Amalgamation that are agreed to by Parent pursuant to Section 7.4(d).

(c)                                  Notwithstanding anything in Section 7.1 or this Section 7.4 to the contrary, at any time prior to the receipt of the Required Company Vote, the Company’s Board of Directors may (x) withdraw, modify or amend in any manner adverse to Parent its approval or recommendation of this Agreement, the Amalgamation Agreement or the Amalgamation (“Company Change in Recommendation”) (i) in response to a Company Intervening Event, or (ii) following receipt of an unsolicited bona fide written Company Acquisition Proposal that did not result from a breach of this Section 7.4 and which the Company’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Company Superior Proposal, in each case, if and only if, the Company’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of the Company’s Board of Directors to the Company’s shareholders under applicable Law and the Company complies with Section 7.4(d) or (y) following receipt of an unsolicited bona fide written Company Acquisition Proposal that did not result from a breach of this Section 7.4 and which the Company’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Company Superior Proposal, terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Company Alternative Acquisition Agreement”) with respect to such Company Superior Proposal, if, and only if, the Company’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of the Company’s Board of Directors to the Company’s shareholders under applicable Law and the Company complies with Section 7.4(d)

and concurrently with entering into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal, (1) the Company terminates this Agreement in accordance with the provisions of Section 9.1(g) and (2) the Company pays the Company Termination Fee and the Parent Expenses in accordance with Section 9.2(f).

(d)                                 Prior to the Company taking any action permitted (i) under Section 7.4(c)(x)(i), the Company shall provide Parent with five (5) Business Days’ prior written notice advising Parent it intends to effect a Company Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five (5) Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend the terms of this Agreement in a manner that obviates the need to effect a Company Change in Recommendation or (ii) under Section 7.4(c)(x)(ii) or Section 7.4(c)(y) the Company shall provide Parent with five (5) Business Days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Company Acquisition Proposal shall require a new notice and an additional two (2) Business Day period) advising Parent that the Company’s Board of Directors intends to take such action, and if applicable, specifying the material terms and conditions of the Company Superior Proposal and that the Company shall, during such five (5) Business Day period (or subsequent two (2) Business Day period), negotiate in good faith with Parent to make such adjustments to the terms and conditions of this Agreement and the Amalgamation Agreement such that such Company Acquisition Proposal would no longer constitute a Company Superior Proposal.

(e)                                  The Company shall notify Parent promptly (but in any event within 36 hours) after receipt or occurrence of (i) any Company Acquisition Proposal, (ii) any proposals, discussions, negotiations or inquiries that would reasonably be expected to lead to a Company Acquisition Proposal, and (iii) the material terms and conditions of any such Company Acquisition Proposal and the identity of the Person making any such Company Acquisition Proposal or with whom such discussions or negotiations are taking place, in each case, if such request for information, inquiry or proposal or discussions or negotiations would reasonably be expected to lead to a Company Acquisition Proposal.  In addition, the Company shall promptly (but in any event within 36 hours) after the receipt thereof, provide to Parent copies of any written documentation material to understanding such Company Acquisition Proposal which is received by the Company from the Person (or from any representatives, advisors or agents of such Person) making such Company Acquisition Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Company Acquisition Proposal.  The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that, the Company may waive any such provision in response to a Company Acquisition Proposal to the Board of Directors of the Company made under circumstances in which the Company is permitted under this Section 7.4 to participate in discussions regarding a Company Acquisition Proposal, but only to the extent necessary to allow it to respond to such Company Acquisition Proposal as permitted under this Section 7.4.  The Company shall keep Parent reasonably informed of the status and material details (including any amendments or proposed amendments) of any such Company Acquisition Proposal and keep Parent reasonably informed as to the material details of any information requested of or provided by the Company and as to the material details of all discussions or negotiations with respect to any such Company Acquisition Proposal and shall provide to Parent within 36 hours after receipt thereof all copies of any other documentation material to understanding such Company Acquisition Proposal (as determined by the Company in good faith) received by the Company from the Person (or from any representatives, advisors or agents of such Person) making such Company Acquisition Proposal or with whom such discussions or negotiations are taking place.  The Company shall promptly provide to Parent any material non-public information concerning the Company provided to any other Person in connection with any Company Acquisition Proposal that was not previously provided to Parent.  The Board of Directors of the Company shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement, the Amalgamation Agreement or the Amalgamation proposed by Parent in response to any Company Acquisition Proposal.  The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable law or otherwise cause such restrictions not to apply.

(f)                                    None of Parent nor any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries), nor shall (directly or indirectly) Parent authorize or permit any of its or their Affiliates, officers, directors, representatives, advisors or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly encourage the submission of inquiries, proposals or offers from any Person (other than the Company) relating to any Parent Acquisition Proposal, or agree to endorse any Parent Acquisition Proposal, (ii) enter into any agreement to (x) consummate any Parent Acquisition Proposal, (y) approve or endorse any Parent Acquisition Proposal or (z) in connection with any Parent Acquisition Proposal, require it to abandon, terminate or fail to consummate the Amalgamation, (iii) enter into or participate in any discussions or negotiations in connection with any Parent Acquisition Proposal or inquiry with respect to any Parent Acquisition Proposal, or furnish to any Person any non-public information with respect to its business, properties or assets in connection with any Parent Acquisition Proposal; or (iv) agree to resolve to take, or take, any of the actions prohibited by clause (i), (ii) or (iii) of this sentence.  Parent and its Subsidiaries shall immediately cease, and cause its representatives, advisors and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.  Parent shall promptly inform its representatives and advisors of Parent’s obligations under this Section 7.4.  Any violation of this Section 7.4 by any representative of Parent or its Subsidiaries shall be deemed to be a breach of this Section 7.4 by Parent.

The term “Parent Acquisition Proposal” means any offer or proposal for a merger, amalgamation, reorganization, recapitalization, consolidation, share exchange, business combination or other similar transaction involving Parent or any of its Subsidiaries or any proposal or offer to acquire, directly or indirectly, securities representing more than 20% of the voting power of Parent or more than 20% of the assets of Parent and its Subsidiaries taken as a whole.

(g)                                 Notwithstanding the foregoing, the Board of Directors of Parent, directly or indirectly through Affiliates, directors, officers, employees, representatives, advisors or other intermediaries, may, prior to the Parent Stockholders Meeting, (i) comply with Rule 14d-9 and

Rule 14e-2 promulgated under the Exchange Act with regard to any Parent Acquisition Proposal, so long as any such compliance rejects any Parent Acquisition Proposal and reaffirms its recommendation of the transactions contemplated by this Agreement and the Amalgamation Agreement, except to the extent such action is permitted by Section 7.4(h), or issue a “stop, look and listen” statement, (ii) engage in negotiations or discussions with any Person (and its representatives, advisors and intermediaries) that has made an unsolicited bona fide written Parent Acquisition Proposal not resulting from or arising out of a breach of Section 7.4(f), and/or (iii) furnish to such Person information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality provisions that are no less favorable to Parent than those contained in the Confidentiality Agreement and to the extent nonpublic information that has not been made available to the Company is made available to such Person, furnish such nonpublic information substantially concurrent with the time it is provided to such Person; provided that the Board of Directors of Parent shall be permitted to take an action described in the foregoing clauses (ii) or (iii) if, and only if, prior to taking such particular action, the Board of Directors of Parent has determined in good faith by a majority vote that such Parent Acquisition Proposal constitutes or would reasonably be expected to result in, a Parent Superior  Proposal.

“Parent Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party that is not affiliated with Parent to enter into any transaction involving a Parent Acquisition Proposal that the Board of Directors of Parent determines in its good faith judgment (after consultation with Parent’s outside legal counsel and financial advisor) would be, if consummated, more favorable to Parent’s stockholders than this Agreement, the Amalgamation Agreement and the Amalgamation, taking into account all terms and conditions of such transaction (including any break-up fees, expense reimbursement provision and financial terms, the anticipated timing, conditions and prospects for completion of such transaction, including the prospects for obtaining regulatory approvals and financing, and any third party approvals), except that the reference to “20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “50%”.  Reference to “this Agreement”, the “Amalgamation Agreement” and “the Amalgamation” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement, the Amalgamation Agreement or the Amalgamation that are agreed to by the Company pursuant to Section 7.4(h).

(h)                                 Notwithstanding anything in Section 7.1 or this Section 7.4 to the contrary, at any time prior to the receipt of the Required Parent Vote, Parent’s Board of Directors may (x) withdraw, modify or amend in any manner adverse to the Company its approval or recommendation of this Agreement, the Amalgamation Agreement or the Amalgamation (“Parent Change in Recommendation”) (i) in response to a Parent Intervening Event, or (ii) following receipt of an unsolicited bona fide written Parent Acquisition Proposal that did not result from a breach of this Section 7.4 and which Parent’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Parent Superior Proposal, in each case, if and only if, Parent’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s stockholders under applicable Law and Parent complies with Section 7.4(i) or (y) following receipt of an unsolicited bona fide written Parent Acquisition Proposal that did not result from a breach of this Section 7.4 and which Parent’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel is a Parent Superior Proposal, terminate this Agreement for the purpose of entering into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Parent Alternative Acquisition Agreement”) with respect to such Parent Superior Proposal, if, and only if, Parent’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action is inconsistent with the fiduciary duties of Parent’s Board of Directors to Parent’s stockholders under applicable Law and Parent complies with Section 7.4(i) and concurrently with entering into a Parent  Alternative Acquisition Agreement with respect to such Parent Superior Proposal, (1) Parent terminates this Agreement in accordance with the provisions of Section 9.1(h) and (2) Parent pays the Parent Termination Fee and the Parent Expenses in accordance with Section 9.2(g).

(i)                                     Prior to Parent taking any action permitted (i) under Section 7.4(h)(x)(i), Parent shall provide the Company with five (5) Business Days’ prior written notice advising the Company it intends to effect a Parent Change in Recommendation and specifying, in reasonable detail, the reasons therefor and, during such five (5) Business Day period, if requested by the Company, Parent engages in good faith negotiations with the Company to amend the terms of this Agreement in a manner that obviates the need to effect a Parent Change in Recommendation or (ii) under Section 7.4(h)(x)(ii) or Section 7.4(h)(y) Parent shall provide the Company with five (5) Business Days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Parent Acquisition Proposal shall require a new notice and an additional two (2) Business Day period) advising the Company that Parent’s Board of Directors intends to take such action, and if applicable, specifying the material terms and conditions of the Parent Superior Proposal and that Parent shall, during such five (5) Business Day period (or subsequent two (2) Business Day period), negotiate in good faith with the Company to make such adjustments to the terms and conditions of this Agreement and the Amalgamation Agreement such that such Parent  Acquisition Proposal would no longer constitute a Parent Superior Proposal.

(j)                                     Parent shall notify the Company promptly (but in any event within 36 hours) after receipt or occurrence of (i) any Parent Acquisition Proposal, (ii) any proposals, discussions, negotiations or inquiries that would reasonably be expected to lead to a Parent Acquisition Proposal, and (iii) the material terms and conditions of any such Parent Acquisition Proposal and the identity of the Person making any such Parent Acquisition Proposal or with whom such discussions or negotiations are taking place, in each case, if such request for information, inquiry or proposal or discussions or negotiations would reasonably be expected to lead to a Parent Acquisition Proposal.  In addition, Parent shall promptly (but in any event within 36 hours) after the receipt thereof, provide to the Company copies of any written documentation material to understanding such Parent Acquisition Proposal which is received by Parent from the Person (or from any representatives, advisors or agents of such Person) making such Parent Acquisition Proposal or with whom discussions or negotiations would reasonably be expected to lead to a Parent Acquisition Proposal. Parent shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and Parent shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that, Parent may waive any such provision in response to a Parent Acquisition Proposal to the Board of

Directors of Parent made under circumstances in which Parent is permitted under this Section 7.4 to participate in discussions regarding a Parent Acquisition Proposal, but only to the extent necessary to allow it to respond to such Parent Acquisition Proposal as permitted under this Section 7.4.  Parent shall keep the Company reasonably informed of the status and material details (including any amendments or proposed amendments) of any such Parent Acquisition Proposal and keep the Company reasonably informed as to the material details of any information requested of or provided by Parent and as to the material details of all discussions or negotiations with respect to any such Parent Acquisition Proposal and shall provide to the Company within 36 hours after receipt thereof all copies of any other documentation material to understanding such Parent Acquisition Proposal (as determined by Parent in good faith) received by Parent from the Person (or from any representatives, advisors or agents of such Person) making such Parent Acquisition Proposal or with whom such discussions or negotiations are taking place. The Board of Directors of Parent shall promptly consider in good faith (in consultation with its outside legal counsel and financial advisors) any proposed alteration of the terms of this Agreement, the Amalgamation Agreement or the Amalgamation proposed by the Company in response to any Parent Acquisition Proposal.  Parent shall not take any action to exempt any Person from the restrictions on “business combinations” contained in any applicable law or otherwise cause such restrictions not to apply.

Section 7.5.                                Stockholder Litigation.  Each of the Company and Parent shall keep the other party hereto informed of, and cooperate with such party in connection with, any stockholder litigation or claim against such party and/or its directors or officers relating to the Amalgamation or the other transactions contemplated by this Agreement and the Amalgamation Agreement; provided, however, that no settlement in connection with such stockholder litigation shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.6.                                Maintenance of Insurance.  Each of Parent and the Company will use reasonable best efforts to maintain in full force and effect through the Closing Date all material insurance policies applicable to Parent and its Subsidiaries and the Company and its Subsidiaries, respectively, and their respective properties and assets in effect on the date hereof.  If and as requested by Parent, the Company will use reasonable best efforts to cause the Company’s insurers to waive any provisions in such insurance policies that would allow the insurer to terminate or adversely modify coverage upon consummation of the Amalgamation.

Section 7.7.                                Public Announcements.  Each of the Company, Parent and Amalgamation Sub agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by law or the rules or regulations of any applicable United States securities exchange, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing party.

Section 7.8.                                No Rights Plan.  From the date hereof through the earlier of termination of this Agreement and the Effective Time, the Company will not adopt, approve, or agree to adopt, a rights plan, “poison-pill” or other similar agreement or arrangement or any anti-takeover provision in the Company Organizational Documents that is, or at the Effective Time shall be, applicable to the Company, the Company Common Shares, the Convertible Preferred Stock, the Amalgamation or the other transactions contemplated by this Agreement and the Amalgamation Agreement.

Section 7.9.                                Section 16 Matters.  Assuming that the Company delivers to Parent the Company Section 16 Information (as hereinafter defined) in a timely fashion prior to the Effective Time, the Board of Directors of Parent, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution providing in substance that the receipt by the Company Insiders (as hereinafter defined) of Parent Common Stock or derivative securities with respect to Parent Common Stock in exchange for Company Common Shares and derivative securities with respect to Company Common Shares and shares of Convertible Preferred Stock pursuant to the transactions contemplated by this Agreement and the Amalgamation Agreement and to the extent such securities are listed in the Company Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder.  In addition, the Board of Directors of the Company, or a committee of Non-Employee Directors thereof, shall, prior to the Effective Time, adopt a resolution providing in substance that the dispositions by the Company Insiders of Company Common Shares (including derivative securities with respect to Company Common Shares) in exchange for shares of Parent Common Stock or derivative securities with respect to Parent Common Stock pursuant to the transactions contemplated by this Agreement and the Amalgamation Agreement and to the extent such securities are listed in the Company Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder. “Company Section 16 Information” shall mean information accurate in all material respects regarding Company Insiders, the number of Company Common Shares and derivative securities with respect to Company Common Shares held by each such Company Insider and expected to be exchanged for shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in the Amalgamation and any other information that may be required under applicable interpretations of the SEC under Rule 16b-3.  “Company Insiders” shall mean those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Company Section 16 Information.

Section 7.10.                         Reorganization.

(a)                                  The parties intend that the Amalgamation qualify as a reorganization within the meaning of Section 368(a) of the Code and will report it as such for U.S. federal, state and local income tax purposes.  None of the parties will knowingly take any action or fail to take any action, which action or failure to act would cause the Amalgamation to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder.

(b)                                 Each of the Company, Parent and Amalgamation Sub shall use its reasonable best efforts to (i) provide the representations referred to in Section 8.2(d) and Section 8.3(d), respectively, as of the date of the Joint Proxy Statement/Prospectus and as of the Closing Date, (ii) obtain the opinions referred to in Section 8.2(d) and Section 8.3(d), respectively and (iii) obtain an opinion from Bermuda counsel that Willkie Farr & Gallagher LLP, counsel to Parent, and Latham & Watkins LLP, counsel to the Company, can rely on and reasonably satisfactory to each of Parent and the Company regarding the treatment of the Amalgamation as resulting in the cessation of the separate legal status of the Company and the assets and liabilities of the Company becoming assets and liabilities of the Amalgamated Company under Bermuda law.

Section 7.11.                         Parent Board of Directors.  On or prior to the Effective Time, Parent shall determine the number of directors that will comprise the full Board of Directors of Parent at the Effective Time and shall appoint to Parent’s Board of Directors the number of individuals designated by the Shareholder as determined in accordance with Schedule 7.11.

Section 7.12.                         Financing/Financing Assistance.

(a)                                  Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to consummate and obtain the Financing on the terms and conditions described in the Commitment Letter (or on revised terms that are not materially adverse to Parent as compared to the terms and conditions described in the Commitment Letter and do not contain any provisions which would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement and the Amalgamation Agreement, including any modified or additional conditions to the closing of such Financing), including using commercially reasonable efforts to (i) maintain in effect the Commitment Letter, (ii) satisfy on a timely basis all conditions to the funding of the Financing set forth in the Commitment Letter, and (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter (including after giving effect to any “market flex” provisions set forth in the Fee Letter executed in connection with the Financing); it being understood that the receipt of the Financing is not a condition to Parent’s or Amalgamation Sub’s obligation to consummate the Closing on the terms and conditions set forth herein (subject to the terms and conditions of Section 9.1 and Section 9.2); and (iv) enforce its rights under the Commitment Letter in the event of a breach or repudiation by any party thereto that would reasonably be expected to materially impede or delay the Closing, including, without limitation, commencing litigation and bringing any suit, claim, action, proceeding, arbitration, or mediation against the Financing Sources providing Financing to seek to enforce Parent’s, Amalgamation Sub’s or any of their Affiliates’ rights under the Commitment Letter.  For the avoidance of doubt, in the event that (w) the third calendar day after the final day of the Marketing Period has occurred, (x) all or any portion of the Financing (other than any bridge financing) has not been consummated, (y) all conditions contained in Article VIII shall have been satisfied or waived  (other than those conditions that by their nature are to be satisfied at Closing provided that such conditions are reasonably capable of being satisfied at Closing) and (z) the bridge facilities contemplated by the Commitment Letter and the proceeds thereof are available on the terms and conditions described in the Commitment Letter, then Parent shall cause the proceeds of such bridge financing to be used in lieu of such unavailable Financing at the Closing.  Parent shall not, and shall not permit Amalgamation Sub to, agree to or permit any amendment, replacements, supplement or other modification of, or waive any of its material rights under, the Commitment Letter without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that Parent may (x) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter (other than any modified or additional conditions to the closing of such Financing or any reduction in the aggregate amount of the Financing contemplated thereunder) that does not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement and the Amalgamation Agreement; and (y) amend the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement so long as any such addition would not reasonably be expected to prevent, materially hinder or materially delay the consummation of the Financing or the transactions contemplated by this Agreement and the Amalgamation Agreement or the availability of the Financing under the Commitment Letter.  Neither Parent nor any of its Affiliates shall willfully take any action intended to materially delay or prevent the consummation of the transactions contemplated hereby, including the Financing.

(b)                                 In the event any portion of the Financing becomes unavailable on the terms and conditions described in or contemplated by the Commitment Letter (including after giving effect to the “market flex” provisions set forth in the Fee Letter executed in connection with the Financing) for any reason, Parent shall, in consultation with the Company, use its commercially reasonable efforts to arrange to obtain, as promptly as practicable following the occurrence of such event, alternative financing from the same or alternative sources (the “Alternative Financing”) in an amount sufficient to fund the payment of the Required Refinancing Indebtedness including premiums and fees incurred in connection therewith which would not involve terms that are less favorable in any material respect to Parent and which would not contain any provisions that would reasonably be expected to prevent, materially delay or materially impede the consummation of the Financing or the transactions contemplated by this Agreement and the Amalgamation Agreement, including any conditions to the closing of such Financing that are materially less favorable to Parent than the conditions to closing in the Commitment Letter (as defined immediately prior to such Alternative Financing).  If an Alternative Financing is required in accordance with this Section 7.12(b), Parent shall obtain, and when obtained, provide the Company with a copy of, a new financing commitment that provides for such Alternative Financing, and Parent shall comply with its covenants in Section 7.12(a) with respect to the Commitment Letter (as defined immediately after receipt of such Alternative Financing).

(c)                                  Parent shall give the Company prompt written notice of any material breach or repudiation (or any threatened breach delivered in writing that would be reasonably likely to materially impede or delay the Closing) by any party of the Commitment Letter of which Parent becomes aware or any termination of the Commitment Letter.  Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange and consummate the Financing.  Upon the reasonable request of the Company, Parent and the Company will consult with each other in good faith, and upon mutual agreement, Parent will request that the Financing Sources confirm (a) their intent and ability to perform, and the availability of the Financing, under the Commitment Letter, subject only to satisfaction or waiver of the conditions set forth in the Commitment Letter, and (b) that they are not aware of any event or condition that would reasonably be expected to result in the failure of any condition set forth in the Commitment Letter.

(d)                                 At the request and expense of Parent, the Company shall, at a time reasonably requested by Parent, (i) promptly commence an offer to purchase with respect to any and all of the outstanding aggregate principal amount of the Company’s Senior Secured Notes and Senior Notes and to promptly cause the GCUK Issuers to promptly commence an offer to purchase with respect to any and all of the outstanding aggregate principal amount of the GCUK Senior Notes, in each case for cash on price terms that are reasonably acceptable to Parent to be consummated substantially simultaneously with the Closing using funds provided by Parent (the “Offers to Purchase”), and (ii) solicit the consent of the holders of each series of Notes regarding certain proposed amendments to the indenture governing such series of Notes (the “Indenture Amendments”) as reasonably requested by Parent and as set forth in the tender offer and consent solicitation documents sent to holders of such series of Notes, which amendments may include the elimination of all or substantially all of the restrictive covenants and certain other provisions contained in the indenture governing such series of Notes that can be eliminated upon the favorable vote of the holders of a majority of the principal amount thereof (the “Consent Solicitations” and, together with the Offers to Purchase, the “Debt Tender Offer”), and Parent shall assist the Company in connection therewith. The Debt Tender Offer shall be made on customary terms and conditions and such other terms and conditions that are reasonably proposed by Parent and reasonably acceptable to the Company; provided that, in any event, Parent and the Company hereby agree that (i) the terms and conditions of the Debt Tender Offer shall provide that the closing thereof shall be contingent upon the consummation of the Amalgamation at the Effective Time; (ii) the Indenture Amendments shall not require the consent of the holders of more than a majority of the outstanding principal amount of the applicable series of Notes in the aggregate, (iii) tendering of the applicable series of Notes pursuant to the Debt Tender Offer shall constitute the grant of a consent to the Indenture Amendments and (iv) promptly upon expiration of the Consent Solicitations, assuming the requisite consents have been received with respect to such series of Notes, the Company or GCUK Issuers, as applicable, shall execute a supplemental indenture to the indentures governing each series of Notes that will become operative only immediately upon the Effective Time and shall use commercially reasonable efforts to cause the trustee under each such indenture to enter into such supplemental indenture prior to or substantially simultaneously with the Closing. Concurrent with the Effective Time, and in accordance with the terms of the Debt Tender Offer, the Amalgamated Company shall accept for purchase and purchase each series of Notes properly tendered and not properly withdrawn in the Debt Tender Offer using funds provided by or at the direction of Parent. Parent hereby covenants and agrees to provide (or to cause to be provided) immediately available funds to the Company and the GCUK Issuers for the full payment at the Effective Time of all Notes properly tendered and not withdrawn to the extent required pursuant to the terms of the Debt Tender Offer.

(e)                                  Upon the request of Parent pursuant to Section 7.12(d), the Company shall promptly prepare an offer to purchase and consent solicitation statement with respect to the Debt Tender Offer with respect to the Senior Secured Notes and the Senior Notes, and the GCUK Issuers shall promptly prepare an offer to purchase and consent solicitation statement with respect to the Debt Tender Offer with respect to the GCUK Senior Notes, and in each case the related letter of transmittal and consent and forms of other related letters and summary advertisement, as well as all other information and exhibits that may be necessary or advisable in connection with the Debt Tender Offer (collectively, the “Offer Documents”).  The Company will cause the Offer Documents to be mailed to the holders of the applicable series of Senior Secured Notes and/or Senior Notes and GCUK Issuers will cause the Offer Documents to be mailed to the holders of the GCUK Senior Notes, as applicable, promptly following the commencement of the Debt Tender Offer in accordance with Section 7.12(d); provided, however, that all mailings to the holders of the applicable series of Notes in connection with the Debt Tender Offer and all press releases issued by the Company or the GCUK Issuers with respect to the Debt Tender Offer (including any press release that purports to announce, modify or amend the terms of the Debt Tender Offer) shall be subject to the prior review, comment and approval of Parent, which review, comment and approval shall not be unreasonably withheld, conditioned or delayed.  In the event that this Agreement is terminated in accordance with Section 9.1 hereof, the Company and the GCUK Issuers will have the right to (i) amend the Offer Documents without Parent’s review, comment or approval and/or (ii) terminate the Debt Tender Offer.

(f)                                    Alternatively, if Parent determines instead that it or one of its Subsidiaries shall make the Debt Tender Offer, at Parent’s expense, the Company shall provide all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Debt Tender Offer, including, without limitation, executing (or causing the GCUK Issuers to execute) supplemental indentures to the indentures governing each series of Notes that will become operative only immediately upon the Effective Time, using commercially reasonable efforts to cause the trustee under each such indenture to enter such supplemental indenture prior or substantially simultaneously with the Closing, and providing the information necessary to distribute the applicable Offer Documents to the holders of the applicable series of Notes.

(g)                                 Notwithstanding anything to the contrary contained in this Section 7.12(g), neither the Company nor the GCUK Issuers shall be required to take any action in connection with the Debt Tender Offer that it believes, after consultation with counsel, (i) could reasonably be expected to cause the Company or such GCUK Issuer to violate (A) federal or state securities laws or (B) the provisions of the indentures governing the applicable series of Notes or (ii) would reasonably be expected to cause the Company or such GCUK Issuer to materially violate the provisions of any other material contract of the Company and its Subsidiaries or of the GCUK Issuers and their subsidiaries.

(h)                                 Prior to the Closing, the Company shall provide to Parent and Amalgamation Sub, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause the respective officers, employees, agents and representatives of the Company and its Subsidiaries to, provide to Parent and Amalgamation Sub all cooperation reasonably requested by Parent that is necessary or reasonably required in connection with the Financing, including the following: (i) using commercially reasonable efforts to cause the Company’s and its Subsidiaries senior officers and other representatives to participate in meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies on reasonable advance notice to the extent practicable; (ii) assisting with the preparation of appropriate and customary materials for rating agency presentations, offering documents, bank information memoranda and similar documents reasonably required in connection with the Financing; provided, that any such marketing materials shall reflect that one or more of Parent and its Subsidiaries will be the obligors at Closing and that the Company and its Subsidiaries shall have no obligations thereunder unless and until the Effective Time occurs; (iii) using its commercially reasonable efforts to assist with the preparation of any pledge and security documents, any loan agreement, currency or interest hedging agreement, other definitive financing documents on terms reasonably satisfactory to Parent, or other certificates, legal opinions or documents as may be reasonably requested by Parent and usual and customary for transactions of the type contemplated by the Commitment Letter, provided that no obligation of the Company or any of its Subsidiaries under any such document or agreement shall be effective until the Effective Time; (iv) using commercially reasonable efforts to facilitate the pledging of collateral, provided that no pledge shall be effective until the Effective Time; (v) using commercially reasonable efforts to furnish on a confidential basis to Parent and Amalgamation Sub and the Financing Sources, as promptly as reasonably practicable, with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements and other financial data reasonably required by the Commitment Letter; (vi) providing monthly financial statements (excluding footnotes) to the extent the Company customarily prepares such financial statements within the time such statements are customarily prepared; (vii) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing its Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), customary certificates, accounting comfort letters (including consents of accountants for use of their audit reports in any financial statements relating to the Financing), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Parent as necessary and customary in connection with the Financing, (viii) providing audited consolidated financial statements of the Company covering the three (3) fiscal years immediately preceding the Closing for which audited consolidated financial statements are then currently available, unaudited financial statements (excluding footnotes) for any regular quarterly interim fiscal period or periods of the Company ended after the date of the most recent audited financial statements and at least 45 days prior to the Closing Date (within 45 days after the end of each such period), and (ix) requesting that its independent accountants cooperate with and assist Parent in preparing customary and appropriate information packages and offering materials as the parties to the Commitment Letter may reasonably request for use in connection with the offering and/or syndication of debt securities, loan participations and other matters contemplated by the Commitment Letter, in obtaining third party consents in connection with such financing, and in extinguishing Existing Indebtedness of the Company and its Subsidiaries and releasing liens securing such indebtedness, in each case to take effect at the Effective Time; provided that except as provided in Section 9.2 with respect to the payment by the Company of the Parent Financing Expenses, until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall (A) be required to pay any fees, expenses or other amounts in connection with the Financing, (B) have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Financing or (C) be required to incur any liability in connection with the Financing contemplated by the Commitment Letter; and provided, further, that the cooperation and actions required by the Company pursuant to this Section 7.12 shall not be required to be taken if any such cooperation or act (x) causes any representations or warranties of the Company in this Agreement to be breached, or (y) otherwise causes a breach of this Agreement; and provided, further, that in no event shall any failure of the Company to provide any required cooperation or take any required action pursuant to this Section

7.12 be deemed to have caused any condition to Closing set forth in Article VIII to fail to be satisfied, other than an intentional and material failure of the Company to provide such cooperation or take material action.  For the avoidance of doubt, the Board of Directors of the Company and each of its Subsidiaries, in each case as constituted prior to the Effective Time, shall not be required to adopt any resolutions or take any other action in connection with the authorization of any of the Financing other than to approve regulatory filings relating to the Company and its Subsidiaries in connection therewith.

(i)                                     All material non-public information regarding the Company and its Subsidiaries provided to Parent, Amalgamation Sub and their respective representatives pursuant to this Section 7.12 shall be kept confidential by them in accordance with the Confidentiality Agreement.  The Company hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to nor is reasonably likely to harm or disparage the Company or any of its Subsidiaries, the reputation or goodwill of the Company or any of its Subsidiaries or any of their assets, including their logos and marks.

(j)                                     Parent shall, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including without limitation professional fees and expenses of accountants, legal counsel and other advisors) to the extent such costs are incurred by the Company or its Subsidiaries in connection with such cooperation provided by the Company, its Subsidiaries, their respective officers, employees and other representatives pursuant to the terms of Section 7.12(h), or in connection with compliance with its obligations under Section 7.12(h), and Parent hereby agrees to indemnify and hold harmless the Company and its Subsidiaries and their respective officers, employees, agents and representatives from and against any and all liabilities or losses suffered or incurred by them in connection with the arrangement of the Financing, any information utilized in connection therewith (other than arising from information provided by the Company or its Subsidiaries but including violation of the Confidentiality Agreement) and any misuse of the logos or marks of the Company or its Subsidiaries, except (i) in the event such liabilities or losses arose out of or result from the willful misconduct of the Company, any of its Subsidiaries or any of their respective representatives or (ii) as provided in Section 9.2 with respect to the Company’s payment of the Parent Financing Expenses.

ARTICLE VIII.

CONDITIONS PRECEDENT

Section 8.1.                                Conditions to Each Party’s Obligation to Effect the Amalgamation.  The obligations of the Company, Parent and Amalgamation Sub to effect the Amalgamation are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)                                  Company Stockholder Approval.  The Company shall have obtained the Required Company Vote in connection with the approval and adoption of this Agreement, the Amalgamation Agreement and the Amalgamation by the shareholders of the Company.

(b)                                 Parent Stockholder Approval.  Parent shall have obtained the Required Parent Vote in connection with the approval of the Parent Share Issuance and the approval and adoption of the Parent Charter Amendment by the stockholders of Parent.

(c)                                  No Injunctions or Restraints, Illegality.  No statute, rule, regulation, executive order, decree or ruling, shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other U.S. governmental authority of competent jurisdiction shall be in effect, having the effect of making the Amalgamation illegal or otherwise prohibiting consummation of the Amalgamation; provided, however, that the provisions of this Section 8.1(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 7.3 shall have been the cause of, or shall have resulted in, such order or injunction.

(d)                                 Antitrust and Competition Laws.  The waiting period (and any extension thereof) applicable to the Amalgamation and the other transactions contemplated pursuant to this Agreement under the HSR Act shall have been terminated or shall have expired, and all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable under other applicable antitrust, competition or similar laws of other jurisdictions set forth on Schedule 8.1(d), shall have been obtained.

(e)                                  FCC Approvals.  All approvals from the FCC required to consummate the transactions contemplated by this Agreement and the Amalgamation Agreement shall have been obtained and shall be in full force and effect on the Closing Date.

(f)                                    Governmental Entity Consents and Approvals.  All consents, waivers, authorizations and approvals of any Governmental Entity required in connection with the execution, delivery and performance of this Agreement and the Amalgamation Agreement and the other transactions contemplated hereby and thereby and set forth on Schedule 8.1(f) shall have been duly obtained and shall be in full force and effect on the Closing Date.

(g)                                 CFIUS.  Any review or investigation by CFIUS shall have been concluded, and either (i) the Company and Parent or their respective counsel shall have received written notice that a determination by CFIUS has been made that there are no issues of national security of the United States sufficient to warrant further review or investigation pursuant to Section 721 of the Defense Production Act, as amended, or (ii) the President of the United States shall not have acted pursuant to Section 721 of the Defense Production Act, as amended, to suspend or prohibit the consummation of the transactions contemplated by this Agreement and the Amalgamation Agreement, and the applicable period of time for the President to take such action shall have expired.

(h)                                 Parent Charter Amendment. The Parent Charter Amendment shall have been duly filed with the Secretary of State of the State of Delaware.

(i)                                     Nasdaq Listing.  The shares of Parent Common Stock to be issued in the Amalgamation and the shares of Parent Common Stock to be reserved for issuance upon exercise of Rollover Options shall have been approved for quotation or listing, as the case may be, on the

Nasdaq Global Select Market System (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

(j)                                     Effectiveness of the Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act.  No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 8.2.                                Additional Conditions to Obligations of Parent and Amalgamation Sub.  The obligations of Parent and Amalgamation Sub to effect the Amalgamation are subject to the satisfaction, or waiver by Parent, on or prior to the Closing Date, of the following additional conditions:

(a)                                  Representations and Warranties.  (i)  The representations and warranties of the Company contained in Section 3.6 (Capitalization and Related Matters) and Section 3.29 (Vote Required) shall be true and correct in all respects (except, in the case of Section 3.6 for such inaccuracies as are de minimis in the aggregate), in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Company contained in Section 3.9(a)(i) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Parent shall have received a certificate of an executive officer of the Company to such effect.

(b)                                 Performance of Obligations of the Company.  The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.  Parent shall have received a certificate of an executive officer of the Company to such effect.

(c)                                  Company Material Adverse Effect.  No Company Material Adverse Effect shall have occurred after the date hereof.

(d)                                 Tax Opinion.  Parent shall have received from Willkie Farr & Gallagher LLP, counsel to Parent, on the Closing Date, a written opinion dated as of such date in form and substance reasonably satisfactory to Parent, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion, for U.S. federal income tax purposes, the Amalgamation will be treated as a reorganization qualifying under Section 368(a) of the Code.  In rendering such opinion, counsel to Parent shall be entitled to rely upon (i) the opinion of

Bermuda counsel referred to in Section 7.10(b)(iii) and (ii) representations of officers of Parent, Amalgamation Sub and the Company substantially in the form of Exhibits C-1 and C-2 (allowing for such amendments to the representations as counsel to Parent deems necessary).  The condition set forth in this Section 8.2(d) shall not be waivable after receipt of the approval and adoption of this Agreement by the stockholders of Parent unless further stockholder approval is obtained with appropriate disclosure.

Section 8.3.                                Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Amalgamation are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a)                                  Representations and Warranties.  (i) The representations and warranties of Parent contained in Section 4.28 (Vote Required) shall be true and correct in all respects, (ii) the representations and warranties of Parent and Amalgamation Sub contained in Section 4.9(a)(i) (Absence of Certain Changes or Events) shall be true and correct in all respects both when made and at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), and (iii) all other representations and warranties of Parent and Amalgamation Sub set forth in this Agreement shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate of an executive officer of Parent to such effect.

(b)                                 Performance of Obligations of Parent.  Parent shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.  The Company shall have received a certificate of an executive officer of Parent to such effect.

(c)                                  Parent Material Adverse Effect.  No Parent Material Adverse Effect shall have occurred after the date hereof.

(d)                                 Tax Opinion.  The Company shall have received from Latham & Watkins LLP, counsel to the Company, on the Closing Date, a written opinion dated as of such date in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of certain facts, representations and assumptions set forth in such opinion, for U.S. federal income tax purposes, the Amalgamation will be treated as a reorganization qualifying under Section 368(a) of the Code.  In rendering such opinion, counsel to the Company shall be entitled to rely upon (i) the opinion of Bermuda counsel referred to in Section 7.10(b)(iii) and (ii) representations of officers of Parent, Amalgamation Sub and the Company substantially in the form of Exhibits C-1 and C-2 (allowing for such amendments to the representations as counsel to the Company deems necessary).  The condition set forth in this Section 8.3(d) shall not be waivable after receipt of the approval and adoption of this Agreement by the shareholders of the Company unless further shareholder approval is obtained with appropriate disclosure.

ARTICLE IX.

TERMINATION

Section 9.1.                                Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Amalgamation by the shareholders of the Company or Parent:

(a)                                  By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b)                                 By either the Company or Parent if the Effective Time shall not have occurred on or before April 10, 2012 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the primary cause of the failure of the Effective Time to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(c)                                  By either the Company or Parent if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the transactions contemplated by this Agreement and the Amalgamation Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided that the party hereto seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used its commercially reasonable efforts to remove such restraint or prohibition as required by this Agreement; and provided, further, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose breach of any provision of this Agreement results in the imposition of such order, decree or ruling or the failure of such order, decree or ruling to be resisted, resolved or lifted;

(d)                                 By either the Company or Parent if (i) the approval by the shareholders of the Company required for the consummation of the Amalgamation shall not have been obtained by reason of the failure to obtain the Required Company Vote at the Company Stockholders Meeting (or any adjournment or postponement thereof) or (ii) the approval by the stockholders of Parent required for the Parent Share Issuance and the Parent Charter Amendment shall not have been obtained by reason of the failure to obtain the Required Parent Vote at the Parent Stockholders Meeting (or any adjournment or postponement thereof);

(e)                                  By Parent (i) prior to the Company Stockholders Meeting, if there shall have been a Company Change in Recommendation or the Board of Directors of the Company shall have approved or recommended a Company Superior Proposal (or the Board of Directors of the Company resolves to do any of the foregoing), whether or not permitted by Section 7.4, (ii) if the Company shall fail to call or hold the Company Stockholders Meeting in accordance with Section 7.1(c) or (iii) if the Company shall have willfully and materially breached any of its material obligations under Section 7.4;

(f)                                    By the Company (i) prior to the Parent Stockholders Meeting, if there shall have been a Parent Change in Recommendation or the Board of Directors of Parent shall have approved or recommended a Parent Acquisition Proposal (or the Board of Directors of Parent resolves to do any of the foregoing), whether or not permitted by Section 7.4, (ii) if Parent shall fail to call or hold the Parent Stockholders Meeting in accordance with Section 7.1(d); or (iii) if Parent shall have willfully and materially breached any of its material obligations under Section 7.4;

(g)                                 By the Company, pursuant to Section 7.4(c), subject to compliance with the applicable provisions of Section 7.4(c), Section 7.4(d) and Section 7.4(e);

(h)                                 By Parent, pursuant to Section 7.4(h), subject to compliance with the applicable provisions of Section 7.4(h), Section 7.4(i) and Section 7.4(j);

(i)                                     (x) By the Company or Parent if all the conditions set forth in Sections 8.1 and 8.2 (in the case of a termination by the Company) and Sections 8.1 and 8.3 (in the case of a termination by Parent) have been satisfied (other than those conditions that by their nature are to be satisfied at Closing provided that such conditions are reasonably capable of being satisfied at Closing) and Parent has failed to obtain proceeds pursuant to the Commitment Letter (or any Alternative Financing) sufficient to fund the payment of the Required Refinancing Indebtedness, including premiums and fees in connection therewith, and consummate the transactions contemplated hereby by the end of the Marketing Period or (y) by the Company if all the conditions set forth in Sections 8.1 and 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied at Closing provided that such conditions are reasonably capable of being satisfied at Closing) and Parent has failed to obtain proceeds pursuant to the Commitment Letter (or any Alternative Financing) sufficient to fund the payment of the Required Refinancing Indebtedness, including premiums and fees in connection therewith, and consummate the transactions contemplated hereby by the end of the Marketing Period and such failure was caused by (1) Parent’s willful and material breach of its obligations under Section 7.12 of this Agreement or its obligations under the Commitment Letter or any definitive documentation in respect of the Financing or Alternative Financing or (2) by a Financing Source’s willful and material breach of its obligations under the Commitment Letter or any definitive documentation in respect of the Financing or Alternative Financing;

(j)                                     By the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Amalgamation Sub contained in this Agreement (other than any breach of Section 4.24 or 7.12) such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and (i) such breach is not reasonably capable of being cured or (ii) in the case of a breach of a covenant or agreement (other than an intentional breach of Parent’s obligations under Article I), if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 30 days following notice of such breach and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(j) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(k)                                  By Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and (i) such breach is not reasonably capable of being cured or (ii) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) 30 days following notice of such breach and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(k) if Parent or Amalgamation Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 9.2.                                Effect of Termination.

(a)                                  In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers or directors except with respect to this Section 9.2, Section 7.12(j) and Article X, provided that, except as set forth in the following sentence, termination of this Agreement shall not relieve any party from any liability or damages incurred or suffered by a party (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include, to the extent proven, the benefit of the bargain lost by a party or such party’s shareholders (notwithstanding anything to the contrary in Section 10.9), which shall be deemed in such event to be damages of such party in a claim brought directly by such party) to the extent such liability or damages were the result of, fraud or any willful or intentional breach of any covenant or agreement or willful or intentional breach of any representation or warranty in this Agreement occurring prior to termination.  Each party agrees that notwithstanding anything in this Agreement to the contrary, including Section 10.4(a), in the event that any Company Termination Fee, Parent Termination Fee, Financing Fee or Supplemental Financing Fee is payable to a party in accordance with this Agreement, the payment of such fee and any applicable expenses shall be the sole and exclusive remedy of such party, its Subsidiaries, shareholders, Affiliates, officers, directors, employees and representatives against the other party or any of its representatives (including, with respect to Parent and Amalgamation Sub, any Financing Source) or Affiliates for, and in no event will such party being paid any such fee and expenses or any other such person seek to recover any other money damages or seek any other remedy based on a claim in law or equity (including, without limitation, specific performance) with respect to, (i) any loss suffered, directly or indirectly, as a result of the failure of the Amalgamation to be consummated, (ii) the termination of this Agreement, (iii) any liabilities or obligations arising under this Agreement, or (iv) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement (including with respect to a termination that results in the payment of the Financing Fee or Supplemental Financing Fee with respect to or as a result of any failure to obtain the proceeds of the Financing or any Alternative Financing), and upon payment of any Company Termination Fee, Parent Termination Fee, Financing Fee or Supplemental Financing Fee, and any applicable expenses, in accordance with this Agreement, neither the party paying such fee and such expenses, nor any representative (including, with respect to Parent and Amalgamation Sub, any Financing Source) or Affiliate of such party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions contemplated hereby.

(b)                                 If Parent shall terminate this Agreement pursuant to Section 9.1(e), then the Company shall pay to Parent, not later than two Business Days following such termination, an amount equal to Fifty Million Dollars ($50,000,000) (the “Company Termination Fee”) plus the Parent Expenses, within two Business Days after delivery to the Company of written notice of the amount of such Parent Expenses.

(c)                                  If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(d)(i), (ii) at or prior to the time of the Company Stockholders Meeting there shall have been publicly disclosed or announced a bona fide written Company Acquisition Proposal that shall not have been publicly withdrawn at least five Business Days prior to the Company Stockholders Meeting and (iii) within 12 months following the termination of this Agreement, the Company enters into a definitive agreement with respect to, or consummates, a Company Acquisition Proposal, then the Company shall pay to Parent, not later than two Business Days after the execution of the definitive agreement or consummation of the transaction, as applicable, the Company Termination Fee plus Parent Expenses (except to the extent the Company has previously paid any such Parent Expenses).

(d)                                 If the Company shall terminate this Agreement pursuant to Section 9.1(f), Parent shall pay to the Company, not later than two Business Days after the termination of the Agreement, an amount equal to Seventy Million Dollars ($70,000,000) (the “Parent Termination Fee”) plus the Company Expenses.

(e)                                  If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(d)(ii), (ii) at or prior to the time of the Parent Stockholders Meeting there shall have been publicly disclosed or announced a bona fide written Parent Acquisition Proposal that shall not have been publicly withdrawn at least five Business Days prior to the Parent Stockholders Meeting and (iii) within 12 months following the termination of this Agreement, Parent enters into a definitive agreement with respect to, or consummates, a Parent Acquisition Proposal, then Parent shall pay to the Company, not later than two Business Days after the execution of the definitive agreement or consummation of the transaction, as applicable, the Parent Termination Fee plus the Company Expenses (except to the extent Parent has previously paid the Company Expenses).

(f)                                    If the Company shall terminate this Agreement pursuant to Section 9.1(g), then the Company shall pay, or cause to be paid, to Parent the Company Termination Fee plus the Parent Expenses contemporaneously with such termination.

(g)                                 If Parent shall terminate this Agreement pursuant to Section 9.1(h), then Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee plus the Company Expenses contemporaneously with such termination.

(h)                                 If the Company or Parent terminates this Agreement pursuant to Section 9.1(i)(x), then Parent shall pay to the Company, not later than two (2) Business Days after the termination of this Agreement, Seventy Million Dollars ($70,000,000) (the “Financing Fee”) minus 50% of the Parent Financing Expenses.

(i)                                     (a) If the Company terminates this Agreement pursuant to Section 9.1(i)(y)(1), then Parent shall pay to the Company, not later than two (2) Business Days after the termination of this Agreement, One Hundred Twenty Million Dollars ($120,000,000) (the “Supplemental Financing Fee”); and (b) if the Company terminates this Agreement pursuant to Section 9.1(i)(y)(2), then Parent shall pay to the Company, not later than two (2) Business Days after the termination of this Agreement, the Supplemental Financing Fee minus 50% of the Parent Financing Expenses; provided, that (A) Parent shall only be obligated to pay to the Company an amount equal to the Financing Fee minus 50% of the Parent Financing Expenses unless the Company receives aggregate payments (other than any amounts representing a reimbursement of Parent Financing Expenses) in excess of an amount equal to the Financing Fee from one or more Financing Sources (x) in settlement of claims arising out of such Financing Source’s willful and material breach of its obligations under the Commitment Letters or any definitive documentation in respect of the Financing or Alternative Financing and/or (y) pursuant to a final non-appealable judgment of a court of competent jurisdiction with respect to such claims, in which case, Parent shall promptly pay to the Company an amount equal to such excess until Parent shall have paid the Company an aggregate amount equal to the Supplemental Financing Fee minus 50% of the Parent Financing Expenses and (B) Parent shall not be entitled to subtract 50% of the Parent Financing Expenses from the Financing Fee or Supplemental Financing Fee unless it has first sought reimbursement of the Parent Financing Expenses from such Financing Sources (including by bringing a claim against such Financing Sources).

(j)                                     If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d)(ii), then Parent shall pay to the Company, not later than two Business Days after the termination of this Agreement, the Company Expenses.

(k)                                  If the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d)(i), then the Company shall pay to Parent, not later than two Business Days after the termination of this Agreement, the Parent Expenses.

(l)                                     If (i) (a) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) and (b) at the time of such termination, all of the conditions set forth in Sections 8.1, 8.2 and 8.3 shall have been satisfied or waived other than (x) those conditions that by their terms are to be satisfied at the Closing, provided that such conditions shall have been capable of being satisfied as of the date of termination of this Agreement and (y) a Regulatory Condition, or (ii) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(c), then the Company shall pay to Parent, not later than two (2) Business Days after such termination, 50% of the Parent Financing Expenses.

(m)                               If (i) Parent shall terminate this Agreement pursuant to Section 9.1(b) and (ii) at the time of such termination, all of the conditions set forth in Sections 8.1, 8.2 and 8.3 shall have been satisfied or waived, other than the condition set forth in Section 8.2(a) or 8.2(c), then the Company shall pay to Parent, not later than two (2) Business Days after such termination, the Parent Financing Expenses.

(n)                                 All payments under this Section 9.2 by (i) the Company shall be made by wire transfer of immediately available funds to an account designated by Parent, and (ii) Parent shall be made by wire transfer of immediately available funds to an account designated by the Company.

(o)                                 For purposes of this Section 9.2, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 7.4(a), except that the reference to “more than 20%” in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to “more than 50%”, and the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Section 7.4(f), except that the reference to “more than 20%” in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to “more than 50%”.

(p)                                 The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and the Amalgamation Agreement and are not a penalty, and that, without these agreements, Parent would not enter into this Agreement and the Amalgamation Agreement.  If the Company fails to pay promptly the amounts due pursuant to this Section 9.2, the Company will also pay to Parent Parent’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal.  Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.  For the avoidance of doubt, in no event shall the Company be required to pay or cause to be paid under this Section 9.2 the Company Termination Fee more than once.

(q)                                 Parent acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and the Amalgamation Agreement and are not a penalty, and that, without these agreements, the Company would not enter into this Agreement and the Amalgamation Agreement.  If Parent fails to pay promptly the amounts due pursuant to this Section 9.2, Parent will also pay to the Company the Company’s reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the unpaid amount under this Section 9.2, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by The Wall Street Journal.  Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.  For the avoidance of doubt, in no event shall Parent be required to pay or cause to be paid under this Section 9.2 (i) the Parent Termination Fee more than once, (ii) the Financing Fee more than once, (iii) the Supplemental Financing Fee more than once or (iv) more than one of the Parent Termination Fee, the Financing Fee and the Supplemental Financing Fee.

Section 9.3.                                Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Amalgamation by the stockholders of the Company or Parent, but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders or which reduces the Amalgamation Consideration or adversely affects the holders of Company Common Shares or

Convertible Preferred Stock, without approval by the shareholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4.                                Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X.

MISCELLANEOUS

Section 10.1.                         Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.

Section 10.2.                         Disclosure Schedules.

(a)                                  The inclusion of any information in the Disclosure Schedules accompanying this Agreement will not be deemed an admission or acknowledgment, in and of itself, solely by virtue of the inclusion of such information in such Disclosure Schedule, that such information is required to be listed in such Disclosure Schedule or that such information is material to any party or the conduct of the business of any party.

(b)                                 Any item set forth in the Disclosure Schedules with respect to a particular representation, warranty or covenant contained in the Agreement will be deemed to be disclosed with respect to all other applicable representations, warranties and covenants contained in the Agreement to the extent any description of facts regarding the event, item or matter is disclosed in such a way as to make readily apparent from such description or specified in such disclosure that such item is applicable to such other representations, warranties or covenants whether or not such item is so numbered.

Section 10.3.                         Successors and Assigns.  No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that Amalgamation Sub may assign its rights and obligations under this Agreement to another direct wholly owned Bermuda subsidiary of Parent without the consent of the Company.  This Agreement shall inure to the benefit of and

shall be binding upon the successors and permitted assigns of the parties hereto.   No assignment or purported assignment of this Agreement by any party hereto shall be valid if and to the extent such assignment affects the treatment of the Amalgamation under Section 368(a) of the Code and the Treasury Regulations promulgated thereunder.

Section 10.4.                         Governing Law; Jurisdiction; Specific Performance.

(a)                                  THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.  The parties hereby irrevocably submit to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement (other than the Amalgamation Agreement, which shall be interpreted, construed, governed and enforced as set forth therein), and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document (other than the Amalgamation Agreement, which shall be interpreted, construed, governed and enforced as set forth therein), that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document (other than the Amalgamation Agreement, which shall be interpreted, construed, governed and enforced as set forth therein) may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court.  The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by applicable law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in this Section 10.4 or in such other manner as may be permitted by law shall be valid and sufficient service thereof.  Each of the parties to this Agreement agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter, the Financing (or any commitment letter relating to any Alternative Financing) or the performance thereof, in any forum other than any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan, and any appellate court from any thereof.

(b)                                 EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING, BUT NOT LIMITED TO, ANY DISPUTE ARISING OUT OF, OR RELATING TO, THE COMMITMENT LETTER OR THE FINANCING OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO

REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.4(b).

(c)                                  The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 9.2).  Any requirements for the securing or posting of any bond with such remedy are waived.  Notwithstanding the foregoing or any other provision of this Agreement, the parties acknowledge and agree that (a) the Company shall be entitled to (i) enforce specifically the obligations of Parent or Amalgamation Sub under the Agreement to consummate the transactions contemplated hereunder only in the case that (A) all of the conditions set forth in Section 8.1 and Section 8.2 shall have been satisfied or waived, (B) the Marketing Period has expired and (C) the proceeds of the Financing are then available in full pursuant to the Commitment Letter (or pursuant to Alternative Financing), (ii) enforce specifically Parent’s obligations to pay the Company Expenses and the Parent Termination Fee, Financing Fee or Supplemental Financing Fee, as applicable, pursuant to, and under the conditions specified by, Section 9.2, and its obligations in respect of the expenses incurred pursuant to Section 7.12 and (iii) to enforce and to prevent any breach by Parent of its covenants under this Agreement (including under Section 7.12) (other than the obligations of Parent or Amalgamation Sub under the Agreement to consummate the transactions contemplated hereunder, except as provided in clause (i) above) and (b) Parent shall be entitled to enforce specifically the Company’s obligation to pay the Company Termination Fee and the Parent Expenses pursuant to, and under the conditions specified by, Section 9.2.

Section 10.5.                         Expenses.  All fees and expenses incurred in connection with the Amalgamation including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Amalgamation Agreement and the transactions contemplated hereby and thereby, shall be the obligation of the respective party incurring such fees and expenses, except (a) Parent and the Company shall each bear and pay one-half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and Joint Proxy Statement/Prospectus, (b) as provided in Section 7.12, and (c) as provided in Section 9.2.

Section 10.6.                         Severability; Construction.

(a)                                  In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect.

(b)                                 The parties have participated jointly in the negotiation and drafting of this Agreement.  If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

(c)                                  All references to “$” or USD herein shall be references to U.S. Dollars.

Section 10.7.                         Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service if served personally on the party to whom notice is to be given; (ii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service; or (iii) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:

If to the Company:

Global Crossing Limited

200 Park Avenue
Florham Park, New Jersey 07932
Attn: John McShane, Office of the General Counsel
Fax: (973) 360-0538

Copy to (such copy not to constitute notice):

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Attn:  James C. Gorton
          David S. Allinson

If to Parent or Amalgamation Sub:

Level 3 Communications, Inc.
1025 Eldorado Blvd.
Broomfield, CO 80303
Attention:  John M. Ryan, Executive Vice President, Chief Legal Officer and Secretary
Fax:  720-888-5127

Copy to (such copy not to constitute notice):

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attn:  David K. Boston

          Laura L. Delanoy

Any party may change its address for the purpose of this Section 10.7 by giving the other party written notice of its new address in the manner set forth above.

Section 10.8.                         Entire Agreement.  This Agreement, the Amalgamation Agreement and the Confidentiality Agreement contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.  All Exhibits and Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.

Section 10.9.                         Parties in Interest.  Except for (i) the rights of the Company shareholders to receive the Amalgamation Consideration (following the Effective Time) in accordance with the terms of this Agreement (of which the shareholders are the intended beneficiaries following the Effective Time), (ii) the rights to continued indemnification and insurance pursuant to Section 6.3 hereof (of which the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries following the Effective Time) and (iii) the rights of the Financing Sources in Sections 9.2, 10.4(a) and 10.4(b) hereof (of which the Financing Sources and their respective successors and assigns are intended beneficiaries and shall be entitled to enforce), nothing in this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns.  Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company or Parent.  No provision of this Agreement shall give any third parties any right of subrogation or action over or against the Company or Parent.

Section 10.10.                  Section and Paragraph Headings.  The section and paragraph headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

Section 10.11.                  Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

Section 10.12.                  Definitions.  As used in this Agreement:

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Alternative Financing” shall have the meaning set forth in Section 7.12(b).

“Amalgamated Company” shall have the meaning set forth in Section 1.1.

“Amalgamation” shall have the meaning set forth in the Recitals hereto.

“Amalgamation Agreement” shall have the meaning set forth in the Recitals hereto.

“Amalgamation Application” shall have the meaning set forth in Section 1.3.

“Amalgamation Consideration” shall have the meaning set forth in Section 1.8(a).

“Amalgamation Sub” shall have the meaning set forth in the Preamble hereto.

“Anticorruption Laws” shall have the meaning set forth in Section 3.31(a).

“Board of Directors” shall mean the Board of Directors of any specified Person and any committees thereof.

“Business Day” shall mean any day other than (a) Saturday or Sunday or (b) any other day on which banks in the City of New York (or, for purposes of Section 1.2 only, in Hamilton, Bermuda) are permitted or required to be closed.

“Bye-laws” shall have the meaning set forth in Section 1.6.

“Certificates” shall have the meaning set forth in Section 1.8(c).

“CFIUS” shall have the meaning set forth in Section 3.4.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall have the meaning set forth in the Recitals hereto.

“Commitment Letter” means that certain Commitment Letter (together with all annexes, exhibits, schedules, appendices and other attachments thereto), dated the date hereof, by and between Parent and the Financing Sources, pursuant to which and subject to the terms and conditions thereof, the Financing Sources has agreed to provide the loans or other indebtedness identified therein in the amounts set forth therein, for the purpose of (among other things) funding, in part, the payment of the Required Refinancing Indebtedness, including premiums and fees incurred in connection therewith, and facilitating the consummation of the Amalgamation; provided that, after the date of this Agreement, (i) upon any amendment, supplement or modification to, or waiver of, the Commitment Letter in accordance with the last sentence of Section 7.12(a), the term “Commitment Letter” as used in this Agreement shall mean the Commitment Letter as so amended, supplemented, modified or waived in accordance with Section 7.12(a) from and after the time Parent has delivered to the Company a true, correct and complete copy of such amended, supplemented, modified or waived Commitment Letter and (ii) in the event that Parent obtains Alternative Financing in accordance with Section 7.12(b), the term “Commitment Letter” shall mean the commitment letter or letters (as amended, supplemented or modified in accordance with Section 7.12) related to the Alternative Financing from and after the time Parent has delivered to the Company a true, correct and complete copy of such alternative commitment letter or letters; provided further that, with respect to the representations and warranties of Parent set forth in Section 4.24, references to the Commitment Letter as of the date hereof shall thereafter mean the Commitment Letter as so amended, supplemented, waived, modified or replaced on the date so provided to and approved by the Company.

“Communications Act” shall have the meaning set forth in Section 3.14(b).

“Companies Act” shall have the meaning set forth in the Recitals hereto.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Acquisition Proposal” shall have the meaning set forth in Section 7.4(a).

“Company Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.4(c).

“Company Benefit Plans” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be contributed to by the Company or its Subsidiaries or under which the Company or any of its Subsidiaries has any current or potential liability.

“Company Change in Recommendation” shall have the meaning set forth in Section 7.4(c).

“Company Common Share” shall have the meaning set forth in the Recitals hereto.

“Company Defined Contribution Plan” shall have the meaning set forth in Section 6.2(d).

“Company Disclosure Schedule” shall mean the disclosure schedule delivered by the Company on the date hereof.

“Company Expenses” shall mean all of the Company’s actual and reasonably documented out-of-pocket fees and expenses (including fees and expenses of counsel, accountants and financial advisors) actually incurred by the Company and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement and the Amalgamation Agreement, which amount shall not be greater than Five Million Dollars ($5,000,000); provided, that solely with respect to Section 9.2(j), such amount shall not be greater than Ten Million Dollars ($10,000,000).

“Company Insiders” shall have the meaning set forth in Section 7.9.

“Company Intellectual Property” shall mean all Intellectual Property owned, used or held for use by the Company or any Subsidiary.

“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that affects the business, assets or operations of the Company that is unknown to or by the Company’s Board of Directors as of the date of this Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to or by the Company’s Board of Directors as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Company’s Board of Directors prior to obtaining the Required Company Vote.

“Company Leased Real Property” shall have the meaning set forth in Section 3.12(b).

“Company Leases” shall have the meaning set forth in Section 3.12(b).

“Company Licenses and Permits” shall have the meaning set forth in Section 3.14(a).

“Company Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is or is reasonably likely to become, materially adverse to the business, assets, financial condition, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that Company Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic conditions, (ii) the industries in which the Company and its Subsidiaries operate, (iii) changes in law, (iv) changes in GAAP, (v) the negotiation, execution, announcement, pendency or performance of this Agreement and the Amalgamation Agreement or the transactions contemplated hereby and thereby or the consummation of the transactions contemplated by this Agreement and the Amalgamation Agreement, (vi) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, and (vii) earthquakes, hurricanes, floods, or other natural disasters, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects the Company and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other

Persons in the industries in which the Company and its Subsidiaries operate, or (b) would prevent or materially impair or materially delay the ability of the Company to perform its obligations under this Agreement and the Amalgamation Agreement or to consummate the transactions contemplated hereby and thereby.

“Company Option” shall have the meaning set forth in Section 1.9(a).

“Company Organizational Documents” shall mean the Memorandum of Association and the Amended and Restated Bye-laws of the Company, together with all amendments thereto.

“Company Owned Intellectual Property” shall mean all Intellectual Property owned by the Company or any Subsidiary.

“Company Owned Real Property” shall have the meaning set forth in Section 3.12.

“Company Property” shall have the meaning set forth in Section 3.12(b).

“Company Registered Intellectual Property” shall have the meaning set forth in Section 3.13(b).

“Company RSU” shall have the meaning set forth in Section 1.9(b).

“Company SEC Reports” shall have the meaning set forth in Section 3.8(a).

“Company Section 16 Information” shall have the meaning set forth in Section 7.9.

“Company Share Reserve” shall have the meaning set forth in Section 3.6(a)(ii).

“Company Stockholders Meeting” shall have the meaning set forth in Section 3.28.

“Company Superior Proposal” shall have the meaning set forth in Section 7.4(b).

“Company Termination Fee” shall have the meaning set forth in Section 9.2(b).

“Confidentiality Agreement” shall have the meaning set forth in Section 7.2.

“Consent Solicitations” shall have the meaning set forth in Section 7.12(d).

“Continuing Company Employee” shall have the meaning set forth in Section 6.2(a).

“Contract” shall have the meaning set forth in Section 3.17(c).

“Convertible Preferred Stock” shall have the meaning set forth in Section 3.6(a)(iii).

“Customer” shall have the meaning set forth in Section 3.17(c).

“Customer Contracts” shall have the meaning set forth in Section 3.17(c).

“Debt Tender Offer” shall have the meaning set forth in Section 7.12(d).

“Defense Production Act” shall have the meaning set forth in Section 3.4.

“Disclosure Schedules” shall mean the Parent Disclosure Schedule and the Company Disclosure Schedule, collectively.

“Dissenting Shareholder” shall have the meaning set forth in Section 1.8(f).

“Dissenting Shares” shall have the meaning set forth in Section 1.8(f).

“DOJ” shall have the meaning set forth in Section 7.3(b).

“Effective Time” shall have the meaning set forth in Section 1.3.

“Encumbrances” shall mean any claim, Lien, pledge, option, right of first refusal or offer, preemptive right, charge, easement, security interest, deed of trust, mortgage, right-of-way, covenant, condition, restriction, encumbrance or other rights of third parties.

“Environmental Laws” shall have the meaning set forth in Section 3.23(a).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning set forth in Section 3.18(c).

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Agent” shall have the meaning set forth in Section 2.1.

“Exchange Fund” shall have the meaning set forth in Section 2.1.

“Exchange Ratio” shall have the meaning set forth in Section 1.8(a).

“Existing Indebtedness” shall mean all Indebtedness of the Company and its Subsidiaries (x) in existence on the date hereof or (y) permitted to be incurred in compliance with the terms hereof prior to the Termination Date, as the case may be, until such amounts are repaid.

“FCC” shall mean the Federal Communications Commission.

“FCPA” shall have the meaning set forth in Section 3.31(a).

“Financing” means the debt financing in an amount sufficient to pay the Required Refinancing Indebtedness as contemplated by the Commitment Letter; provided that, after the date of this Agreement, in the event that Parent obtains Alternative Financing in accordance with Section 7.12(b), the term “Financing” shall mean the Alternative Financing.

“Financing Fee” shall have the meaning set forth in Section 9.2(h).

“Financing Sources” shall mean Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., and Citicorp North America, Inc., and any of their respective affiliates, each acting pursuant to the Commitment Letter (or any other financing source and its affiliates that may become party to the Commitment Letter as the same may be amended, supplemented, modified, waived or replaced in accordance with the definition thereof).

“GAAP” shall mean United States generally accepted accounting principles as in effect from time to time, consistently applied.

“GCUK Issuers” shall mean Global Crossing (UK) Telecommunications Ltd. and Global Crossing (UK) Finance Plc.

“GCUK Senior Notes” shall mean the 10.75% Senior Notes due 2014 and the 11.75% Senior Notes due 2014, in each case issued by the GCUK Issuers.

“Governmental Entity” shall mean any national, federal, state, or local, domestic or foreign, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body.

“Hazardous Material” shall have the meaning set forth in Section 3.23(c).

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)                                  interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)                                  other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)                                  other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“HSR Act” shall have the meaning set forth in Section 3.4.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)                                  in respect of borrowed money;

(2)                                  evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)                                  in respect of banker’s acceptances;

(4)                                  representing capital lease obligations;

(5)                                  representing the balance deferred and unpaid of the purchase price of any property or services due more than one year after such property is acquired or such services are completed; or

(6)                                  representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP.  In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Indemnified Person” shall have the meaning set forth in Section 6.3(a)(i).

“Indenture Amendments” shall have the meaning set forth in Section 7.12(d).

“Intellectual Property” shall mean all of the following, whether registered or unregistered:  (i) trademarks and service marks, trade dress, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (ii) Patents; (iii) trade secrets, including confidential information and the right in any jurisdiction to limit the use or disclosure thereof; (iv) copyrighted and copyrightable writings, designs, software, mask works, applications or registrations in any jurisdiction for the foregoing; (v) domain names and registrations pertaining thereto and all intellectual property used in connection with or contained in Web sites; and (vi) all similar proprietary rights.

“IRS” shall mean the United States Internal Revenue Service.

“IRU” shall mean any sale, license or lease of any indefeasible rights of use of the Company’s infrastructure.

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 3.28.

“Key Employees” shall have the meaning set forth in Section 3.9(b).

“Knowledge” shall mean, (i) with respect to the Company, the actual knowledge of the executives of the Company listed on Schedule 10.12(a) (and, for purposes of Section 3.16, Section 3.30 and Section 3.31 only, the additional executives of the Company listed on Schedule 10.12 (b)) after due inquiry of the senior employees of the Company and its Subsidiaries who have administrative or operational responsibility for the particular subject matter in question, or (ii) with respect to Parent, the actual knowledge of the executives of Parent listed on Schedule 10.12 (c) (and, for purposes of Section 4.16, Section 4.29 and Section 4.30 only, the additional executives of Parent listed on Schedule 10.12 (d)) after due inquiry of the senior employees of Parent and its Subsidiaries who have administrative or operational responsibility for the particular subject matter in question.

“Level 3 Financing” means Level 3 Financing, Inc., a Delaware corporation and a direct Wholly Owned Subsidiary of Parent.

“Level 3 Financing 9.375% Senior Notes” shall mean the $500,000,000 in aggregate principal amount of 9.375% Senior Notes due 2019 of Level 3 Financing (and from and after the issuance of registered 11.875% Senior Notes in exchange therefor, such registered 9.375% Senior Notes).

“Lien” shall mean any mortgage, pledge, security interest, encumbrance or title defect, lien (statutory or other), conditional sale agreement, claim, charge, limitation or restriction.

“Marketing Period” shall mean the first period of twenty (20) consecutive Business Days after the date hereof throughout which (a) Parent and Amalgamation Sub shall have the Required Financial Information and (b) the conditions set forth in Section 8.1 (other than those conditions that by their nature are to be satisfied at Closing provided that such conditions are reasonably capable of being satisfied at Closing) shall have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.2 to fail to be satisfied (other than a failure to be satisfied that is cured by the Company prior to the final day of the Marketing Period) assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, however, that the Marketing Period shall not include any day from and including (x) August 22, 2011 through September 6, 2011, (y) November 21, 2011 through and November 25, 2011 or (z) December 19, 2011 through January 2, 2012; provided, further that if the Marketing Period has not commenced or concluded by March 10, 2012, and, as of such date, (1) Parent and Amalgamation Sub shall have the Required Financial Information, (2) all conditions in Section 8.1 (other than those conditions that by their nature are to be satisfied at Closing provided that such conditions are reasonably capable of being satisfied at Closing) shall not have been satisfied but shall be reasonably likely to be satisfied on or prior to the Termination Date and (3) no condition exists that would cause any of the conditions set forth in Section 8.2 to fail to be satisfied (other than a failure to be satisfied that is cured by the Company prior to the final date of the Marketing Period), then the Marketing Period shall commence on March 10, 2012 and shall, notwithstanding anything to the foregoing contained in this Agreement, conclude on the twentieth (20th) Business Day thereafter. Without limiting the generality of the foregoing, the Marketing Period shall not be deemed to have commenced if, prior to completion of the Marketing Period, (i) Ernst & Young LLP shall have withdrawn its audit opinion with respect to any financial statements contained in the Company SEC Reports, (ii) the Company shall have publicly announced any intention to restate any financial information included in the Required Financial Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the Company SEC Reports have been amended or the Company has determined that no restatement shall be required, (iii) the Company shall not have timely filed any Company SEC Reports required to be filed on or after the date hereof, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such delinquency is cured, or (iv) the financial statements included in the Required Financial Information that is available to Parent on the first day of any such twenty (20) consecutive Business Day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such twenty (20) consecutive Business Day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Financial Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such twenty (20) consecutive Business Day period.  Notwithstanding anything to the contrary contained within this Agreement, the Marketing Period shall be deemed to have concluded upon the earliest to occur of (i) the consummation of the Financing, (ii) the Closing and (iii) Parent having obtained proceeds sufficient to fund the payment of the Required Refinancing Indebtedness.

“Memorandum of Association” shall have the meaning set forth in Section 1.5.

“Network Security Agreement” shall mean that certain Network Security Agreement, dated as of September 24, 2003, as amended, between the Company, Global Crossing Ltd., the Shareholder, the Federal Bureau of Investigation, the U.S. Department of Justice, the Department of Defense and the Department of Homeland Security.

“New Plans” shall have the meaning set forth in Section 6.2(c).

“Notes” shall mean any of the Senior Secured Notes, the Senior Notes and the GCUK Senior Notes.

“Offer Documents” shall have the meaning set forth in Section 7.12(e).

“Offers to Purchase” shall have the meaning set forth in Section 7.12(d).

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent 11.875% Senior Notes” shall mean the $305,000,000 in aggregate principal amount of 11.875% Senior Notes due 2019 of Parent (and from and after the issuance of registered 11.875% Senior Notes in exchange therefor, such registered 11.875% Senior Notes).

“Parent Acquisition Proposal” shall have the meaning set forth in Section 7.4(f).

“Parent Alternative Acquisition Agreement” shall have the meaning set forth in Section 7.4(h).

“Parent Benefit Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and all other material employee compensation and benefits plans, policies, programs, arrangements or payroll practices, including multiemployer plans (within the meaning of Section 3(37) of ERISA), and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related award agreements and any related funding mechanism now in effect or required in the future), in each case sponsored, maintained, contributed or required to be contributed to by Parent or its Subsidiaries or under which Parent or any of its Subsidiaries has any current or potential liability.

“Parent Change in Recommendation” shall have the meaning set forth in Section 7.4(h).

“Parent Charter Amendment” shall mean the amendment to Parent’s Restated Certificate of Incorporation, substantially in the form of Exhibit B hereto.

“Parent Common Stock” shall have the meaning set forth in the Recitals hereto.

“Parent Disclosure Schedule” shall mean the disclosure schedule delivered by Parent and Amalgamation Sub on the date hereof.

“Parent ERISA Affiliate” shall have the meaning set forth in Section 4.18(b).

“Parent Expenses” shall mean all of Parent’s actual and reasonably documented out-of-pocket fees and expenses (including the Parent Financing Expenses) actually incurred by Parent and its Subsidiaries on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement and the Amalgamation Agreement, including the financing thereof, which amount shall not be greater than Five Million Dollars ($5,000,000) (other than with respect to the Parent Financing Expenses).

“Parent Financing Expenses” shall mean the following Parent Expenses payable by Parent and its Subsidiaries on or prior or to or as a result of the termination of this Agreement in connection with the financing of the Required Refinancing Indebtedness and actually paid by Parent and any of its Subsidiaries: (i) bridge commitment fee required to be paid pursuant to Section 1.C. of the fee letter executed in connection with the Commitment Letter (the “Fee Letter”), (ii) the initial purchaser or underwriting commission or discount (if any) required to be paid pursuant to Section 3(a) of the engagement letter (executed in connection with the

Commitment Letter) in connection with any offering of debt securities by Parent or any of its Subsidiaries (but not, for the avoidance of doubt, any interest paid or payable thereto) the proceeds of which are to be used to finance the Required Refinancing Indebtedness and are funded into escrow pending the Closing (excluding such discount, commissions or fees required to be paid in connection with any such offering of debt securities by Parent or any of its Subsidiaries with a final non-extendable maturity prior to January 1, 2015 or an interest rate higher than 14% that is funded into escrow on or before October 10, 2011) and (iii) any premium (not in excess of 1.00%) required to be paid to the holders of any securities issued pursuant to the preceding clause (ii) in the event that the Closing fails to occur and such securities are required to be redeemed by Parent or any of its Subsidiaries.  In the event that any Parent Financing Expenses are reimbursed, rebated or refunded to Parent or its Subsidiaries or Affiliates (or credited against other amounts owing from Parent or its Subsidiaries or Affiliates) following the incurrence or payment thereof, a pro rata portion of such reimbursed, rebated, credited or refunded amounts shall be credited to or refunded to the Company, to the extent previously paid, or payable, to Parent, as applicable.  The amounts described in clauses (i) and (ii) above shall also include any corresponding amounts payable in connection with an Alternative Financing; provided that any such corresponding amounts may not, when aggregated with the Parent Financing Expenses previously incurred, exceed 150% of the corresponding Parent Financing Expense that would have been paid or payable in connection with the Financing contemplated by the Commitment Letter as of the date hereof.

“Parent Intellectual Property” shall mean all Intellectual Property owned, used or held for use by Parent or any Subsidiary.

“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that affects the business, assets or operations of Parent that is unknown to or by Parent’s Board of Directors as of the date of this Agreement (and which could not have become known through any further reasonable investigation, discussion, inquiry or negotiation with respect to any event, fact, circumstance, development or occurrence known to or by Parent’s Board of Directors as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by Parent’s Board of Directors prior to obtaining the Required Parent Vote.

“Parent Lease” shall have the meaning set forth in Section 4.12(b).

“Parent Leased Real Property” shall have the meaning set forth in Section 4.12(b).

“Parent Licenses and Permits” shall have the meaning set forth in Section 4.14(a).

“Parent Material Adverse Effect” shall mean any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate, (a) is or is reasonably likely to become, materially adverse to the business, assets, financial condition, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that Parent Material Adverse Effect shall not include the effect of any event, change, circumstance, effect, development or state of facts arising out of or attributable to (i) general economic conditions, (ii) the industry in which Parent and its Subsidiaries operate, (iii) changes in law, (iv)

changes in GAAP, (v) the negotiation, execution, announcement, pendency or performance of this Agreement and the Amalgamation Agreement or the transactions contemplated hereby and thereby or the consummation of the transactions contemplated by this Agreement and the Amalgamation Agreement, (vi) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, and (vii) earthquakes, hurricanes, floods, or other natural disasters, except, in the case of the foregoing clauses (i) and (ii), to the extent that such event, change, circumstance, effect, development or state of facts affects Parent and its Subsidiaries in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industry in which Parent and its Subsidiaries operate, or (b) would prevent or materially impair or materially delay the ability of Parent to perform its obligations under this Agreement and the Amalgamation Agreement or to consummate the transactions contemplated hereby and thereby.

“Parent Material Contract” shall have the meaning set forth in Section 4.17.

“Parent Option” means each option to purchase Parent Common Stock outstanding under any Parent Benefit Plan or otherwise.

“Parent Organizational Documents” shall mean the Restated Certificate of Incorporation and the Amended and Restated Bylaws of Parent, together with all amendments thereto.

“Parent Owned Intellectual Property” shall mean all Intellectual Property owned by Parent or any Subsidiary.

“Parent Owned Real Property” shall have the meaning set forth in Section 4.12(a).

“Parent Preferred Stock” shall have the meaning set forth in Section 4.6(a).

“Parent Property” shall have the meaning set forth in Section 4.12(b).

“Parent Registered Intellectual Property” shall have the meaning set forth in Section 4.13(b).

“Parent RSUs” shall mean the restricted stock units of Parent.

“Parent SEC Reports” shall have the meaning set forth in Section 4.8(a).

“Parent Share Issuance” shall have the meaning set forth in Section 3.28.

“Parent Stockholders Meeting” shall have the meaning set forth in Section 3.28.

“Parent Superior Proposal” shall have the meaning set forth in Section 7.4(g).

“Parent Termination Fee” shall have the meaning set forth in Section 9.2(d).

“Participating Employees” shall have the meaning set forth in Section 6.2(c).

“Patents” shall mean all patent and patent applications in any jurisdiction, and all re-issues, reexamine applications, continuations, divisionals, continuations-in-part or extensions of any of the foregoing.

“PBGC” shall have the meaning set forth in Section 3.18(c).

“Permitted Liens” shall mean (a) liens for utilities and current Taxes not yet due and payable or being contested in good faith, (b) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar liens arising or incurred in the ordinary course of business not yet due and payable or being contested in good faith, (c) liens for Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person, (d) easements, licenses, restrictive covenants and similar Encumbrances or impediments against any assets or properties of an entity and which individually or in the aggregate do not materially interfere with the business of such entity or the operation of the property as currently conducted to which they apply, (e) minor irregularities and defects of title which individually or in the aggregate do not materially interfere with an entity’s business or the operation of the property as currently conducted to which they apply, (f) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to Parent or the Company, as applicable, none of which materially interfere with the business of Parent or its Subsidiaries or the Company or its Subsidiaries, as applicable, or the operation of the property as presently conducted to which they apply, (g) Liens granted in respect of any debt or securing any obligations with respect thereto and other Liens in each case as set forth on Schedule 10.12(g), (h) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (i) Liens and deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (j) Liens and deposits to secure the performance of bids, tenders, trade contracts (other than contracts for indebtedness for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (k) Liens arising from protective filings (l) Liens in favor of a banking institution arising as a matter of applicable law encumbering deposits (including the right of set-off) held by such banking institution incurred in the ordinary course of business and which are within the general parameters customary in the banking industry (m) Liens in favor of the Company or Parent, as the case may be, or any of its Subsidiaries, (n) Liens constituting any interest of title of a lessor, a licensor or either’s creditors in the property subject to any lease (other than a capital lease), and leases, subleases, licenses or sublicenses granted to any other Person that do not materially interfere with the ordinary course of business of the Person; (o) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods; (p) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof; (q) Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangement for the sale of goods entered into in the ordinary course of business; (r) judgment

Liens so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceeding may be initiated has not expired; (s) non-consensual Liens imposed in jurisdictions outside of the United States, the U.S. Virgin Islands, Bermuda, the United Kingdom, Canada, Luxembourg or the Netherlands to the extent not arising out of the incurrence of indebtedness for borrowed money, provided that the Company or the applicable Subsidiary of the Company exercises commercially reasonable efforts to cause such Lien to be discharged or released; and (t) other Liens (not securing indebtedness for borrowed money) that would not, individually or in the aggregate, have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Proceeding” shall have the meaning set forth in Section 6.3(a).

“Registrar” shall have the meaning set forth in Section 1.3.

“Registration Statement” shall have the meaning set forth in Section 7.1(a).

“Regulatory Condition” shall mean a condition in Section 8.1(c), 8.1(d), 8.1(e), 8.1(f) or 8.1(g).

“Regulatory Law” shall have the meaning set forth in Section 7.3(b).

“Required Company Vote” shall have the meaning set forth in Section 3.29.

“Required Financial Information” means, as of any date, (a) the audited consolidated financial statements of the Company for each of the three fiscal years ending at least 95 days prior to the Closing Date, prepared in accordance with Regulation S-X, (b) the unaudited consolidated financial statements for any interim period or periods of the Company and the related unaudited statements of income and cash flows, which shall have been reviewed by the independent accountants of the Company as provided under SAS 100, (c) financial information related to the Company reasonably requested in writing (including such requests made after the provision of the financial statements described in clauses (a) and (b) above) by Parent as promptly as reasonably practicable, which information is reasonably necessary for Parent to produce the pro forma financial statements required under Regulation S-X under the Securities Act for a public capital markets offering, and (d)(i) such other financial data and pertinent information regarding the Company and its Subsidiaries required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act (including pro forma financial information, provided that it is understood that assumptions underlying the pro forma adjustments to be made are the responsibility of Parent) in connection with a registered offering of nonconvertible debt securities to consummate the offering of secured or unsecured senior notes and/or senior subordinated notes, made on any date during the relevant period and specified in writing by Parent to the Company, and (ii) such other information and data as are otherwise necessary in order to receive customary “comfort” letters with respect to the financial statements and data referred to in clause (i) of this definition (including “negative assurance” comfort) from the independent auditors of the Company and the Company Subsidiaries on any date during the relevant period; provided, however, that if the Company shall in good faith reasonably believe it has delivered the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Financial Information shall be deemed to have been delivered on the first Business Day after the date of such notice unless Parent in good faith reasonably determines the Company has not completed delivery of the Required Financial Information and, within three Business Days of the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Financial Information that Parent reasonably believes the Company has not delivered).

“Required Parent Vote” shall have the meaning set forth in Section 4.28.

“Required Refinancing Indebtedness” shall have the meaning set forth in Section 4.24.

“Rights Agreement” means that certain rights agreement, dated as of April 10, 2011, between Parent and Wells Fargo Bank, N.A., as rights agent.

“Rollover Option” shall have the meaning set forth in Section 1.9(a).

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.15(b).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall have the meaning set forth in Section 3.4.

“Senior Notes” shall mean the $150,000,000 in aggregate principal amount of the Company’s 9% Senior Notes due 2019 (and from and after the issuance of registered Senior Notes in exchange therefor, such registered Senior Notes).

“Senior Secured Notes” shall mean the $750,000,000 in aggregate principal amount of the Company’s 12% Senior Secured Notes due 2015.

“Shareholder” shall have the meaning set forth in the Preamble hereto

“Subsidiary” when used with respect to any Person shall mean (a) any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) any partnership, limited liability company, association, joint venture or other business entity, of which at least 50% of the partnership, joint venture or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof.

“Supplemental Financing Fee” shall have the meaning set forth in Section 9.2(i).

“Tax Return” shall mean any report, return, information return, filing, claim for refund or other information, including any schedules or attachments thereto, and any amendments to any of the foregoing required to be supplied to a taxing authority in connection with Taxes.

“Taxes” shall mean all U.S. federal, state, or local or non-U.S. taxes, including, without limitation, income, gross income, gross receipts, production, excise, employment, sales, use, transfer, ad valorem, value added, profits, license, capital stock, franchise, severance, stamp, withholding, Social Security, employment, unemployment, disability, worker’s compensation, payroll, utility, windfall profit, custom duties, personal property, real property, taxes required to be collected from customers on the sale of services, registration, alternative or add-on minimum, estimated, and other taxes, governmental fees or like charges of any kind whatsoever, including any interest, penalties or additions thereto; and “Tax” shall mean any one of them.

“Termination Date” shall have the meaning set forth in Section 9.1(b).

“the other party” shall mean, with respect to the Company, Parent and shall mean, with respect to Parent, the Company.

“Trade Laws” shall have the meaning set forth in Section 3.30(b).

“Treasury Regulations” shall have the meaning set forth in the Recitals hereto.

“Uncertificated Company Stock” shall have the meaning set forth in Section 1.8(c).

“U.S. Company Benefit Plan” shall mean each Company Benefit Plan in which any employee who is based in the U.S. participates.

“Vendor” shall have the meaning set forth in Section 3.17(c).

“Vendor Contracts” shall have the meaning set forth in Section 3.17(c).

“Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“WARN” shall have the meaning set forth in Section 3.22(d).

“Wholly Owned Subsidiary” of any specified Person shall mean a Subsidiary of such Person all of the outstanding capital stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly

Owned Subsidiaries of such Person; provided, that the entities set forth on Schedule 10.12 shall be deemed to be Wholly Owned Subsidiaries for purposes of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

LEVEL 3 COMMUNICATIONS, INC.

By:	/s/ James Q. Crowe
Name: James Q. Crowe
Title: Chief Executive Officer and Director

APOLLO AMALGAMATION SUB, LTD.

By:	/s/ John M. Ryan
Name: John M. Ryan
Title: Executive Vice President, Chief Legal Officer and Secretary

GLOBAL CROSSING LIMITED

By:	/s/ John J. Legere
Name: John J. Legere
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Amalgamation]